Exhibit (a)(2)(i)

These materials are important and require your immediate attention. They require shareholders of Liminal BioSciences Inc. to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a shareholder of Liminal BioSciences Inc. and have any questions regarding the information contained in this management information circular or require assistance in completing your form of proxy, voting instructions form or the letter of transmittal, please contact Carson Proxy Advisors, the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

Shareholders in the United States should read the section “Notice to Shareholders in the United States” on page 3 of the accompanying management information circular.

Notice of Special Meeting of Shareholders of

Liminal BioSciences Inc.

to be held on September 15, 2023 at 8:00 a.m.

and

Management Information Circular

with respect to an

Arrangement

involving

Liminal BioSciences Inc.

and

Structured Alpha LP

Dated August 16, 2023

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY.

The Board of Directors (other than the Recusing Directors), acting on the unanimous recommendation of the Special Committee, unanimously recommends that you vote IN FAVOUR of the Arrangement Resolution.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE NASDAQ CAPITAL MARKET NOR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. IN ADDITION, NO CANADIAN SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED IN THIS CIRCULAR, AND ANY REPRESENTATION OTHERWISE IS AN OFFENCE.

Letter to Shareholders

August 16, 2023

Dear Shareholders:

The board of directors (the “Board”) of Liminal BioSciences Inc. (the “Company” or “Liminal BioSciences”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (the ”Shareholders”) of common shares (the “Shares”) of the Company to be held as a virtual only meeting via a live webcast on Friday, September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100.

At the Meeting, pursuant to the interim order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the ”Court”), as same may be amended, the Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement (the ”Arrangement”) involving the Company and Structured Alpha LP (“SALP” or the “Purchaser”) pursuant to the provisions of the Canada Business Corporations Act.

Under the Arrangement, SALP will acquire directly or indirectly all of the issued and outstanding Shares of the Company not currently owned by SALP or its affiliates and associates (the ”Minority Shares”) at a price of US$8.50 per Share, payable in cash (the “Consideration”).

A special committee of the Board consisting entirely of disinterested directors (the ”Special Committee”) conducted, with the assistance of its legal and financial advisors, a review of the Company’s alternatives available to the Company and obtained an independent valuation of the Shares. Following this process, and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Special Committee unanimously determined (i) that the Arrangement is fair to the holders of Minority Shares (the ”Minority Shareholders”) and (ii) that the Arrangement and the entering into of the Arrangement Agreement (as defined below) is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

On the unanimous recommendation of the Special Committee, and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Board, with Messrs. Eugene Siklos and Alek Krstajic (being the two directors on the Board affiliated with SALP) having recused themselves, unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

In evaluating the Arrangement, the Special Committee consulted with the Company’s management and the Special Committee’s legal and financial advisors and carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and, in determining that the Arrangement is in the best interests of the Company and fair to the Minority Shareholders, the Special Committee considered and relied upon a number of substantive factors as more fully described in the accompanying management information circular (the “Circular”).

To be effective, the Arrangement must be approved by a special resolution (the ”Arrangement Resolution”), the full text of which is outlined in Appendix A of the Circular, passed by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class (each holder of Shares being entitled to one vote per Share) and (ii) the approval of the majority of the holders of Shares virtually present or represented by proxy at the Meeting, excluding the votes of Shareholders whose votes are required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security

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Holders in Special Transactions in the context of a “business combination”, including the Shares over which SALP and its affiliates and associates exercise control or direction.

The Arrangement is subject to certain closing conditions, including approval by the Shareholders, by the court and receipt of applicable regulatory approvals. Subject to those closing conditions being satisfied or waived (if permitted) and satisfying other customary conditions contained in the arrangement agreement dated July 11, 2023 among the Company and the Purchaser (the ”Arrangement Agreement”), it is anticipated that the Arrangement will be completed at or around the end of September 2023. Further details of the Arrangement are set out in the accompanying Circular.

In connection with the Arrangement, all directors and executive officers of the Company entered into voting agreements pursuant to which they have agreed, subject to the terms hereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement.

Shareholders should review the accompanying notice of special meeting of Shareholders and management information circular which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. The Circular contains a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement. You should consider carefully all of the information in the Circular. If you require assistance, you are urged to consult your financial, legal, tax or other professional advisor.

Your vote is important regardless of the number of Shares you hold. Whether or not you are able to attend the Meeting, you are urged to complete, sign, date and return the enclosed form of proxy or voting instruction form so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by Liminal BioSciences’ transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern time) on September 13, 2023, or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two Business Days before the day on which the Meeting is reconvened.

Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed.

If you are a Shareholder of Liminal BioSciences and have any questions regarding the information contained in the accompanying Circular or require assistance in completing your form of proxy, voting instructions form or the letter of transmittal, please contact Carson Proxy Advisors the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

On behalf of Liminal BioSciences, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this very important milestone event for Liminal BioSciences.

Yours very truly,

(s) Neil A. Klompas

Neil A. Klompas

Chair of the Special Committee

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Liminal BioSciences Inc.

Notice of Special Meeting of Shareholders

Laval, Québec, Canada, August 16, 2023.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated August 16, 2023 (as same may be amended, the “Interim Order”), a special meeting (the ”Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Liminal BioSciences Inc. (the ”Company” or “Liminal BioSciences”) will be conducted as a virtual only meeting via a live webcast on Friday, September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100. The purpose of the Meeting is to:

1

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A attached to the accompanying management information circular (the ”Circular”), approving a statutory plan of arrangement (the ”Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act (the ”CBCA”) involving Liminal BioSciences and Structured Alpha LP (“SALP” or the ”Purchaser”), the whole as more particularly described in the accompanying Circular; and

2	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may postpone or adjourn the Meeting.

Shareholders are reminded to review the accompanying Circular carefully before voting because it has been prepared to help you make an informed decision.

Participating at the Meeting

The Company is holding the Meeting as a virtual only meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/465634100 (meeting ID: 465-634-100). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate, vote or ask questions at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Company nominees identified on the form of proxy or voting instruction form

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attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate, vote or ask questions at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

The Board of Directors of the Company (the “Board”) has set the close of business on August 15, 2023, as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of, and to vote their Shares at the Meeting. Only persons who are shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution.

As of the Record Date, there were 3,249,534 Shares issued and outstanding. Each Share entitled its holder to one (1) vote with respect to the matters to be voted on at the Meeting.

To be effective, the Arrangement must be approved by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by Minority Shareholders present in person or represented by proxy at the Meeting. The 1,987,613 Shares beneficially owned by SALP and its affiliates and associates, representing approximately 61% of the Shares, will be excluded for purposes of such “minority approval” required under MI 61-101.

Accompanying this notice of meeting is the Circular, a proxy form and a letter of transmittal (for registered Shareholders) (the “Letter of Transmittal”). The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or at the discretion of the chairman of the Meeting at the Meeting.

For a registered Shareholder (holder than any dissenting Shareholders and the holders of the Excluded Shares) to receive the consideration of US$8.50 in cash per Share (the “Consideration”) to which they are entitled upon the completion of the Arrangement, such registered Shareholder must complete, sign and return the Letter of Transmittal together with its Share certificate(s) and/or DRS Advice(s), as applicable, and any other required documents and instruments to the depositary named in the Letter of Transmittal, in accordance with the procedures set out therein.

Your vote is important regardless of the number of Shares you hold. Whether or not you are able to attend the Meeting, you are urged to complete, sign, date and return the enclosed form of proxy or voting instruction form so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by Liminal BioSciences’ transfer agent, Computershare Trust Company of Canada, no later than by 5:00 p.m. (Eastern time) on September 13, 2023, or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two Business Days before the day on which the Meeting is reconvened.

The chair of the Board reserves the right to accept late proxies and to extent or waive the proxy cut off at their discretion, with or without notice, subject to the terms of the Arrangement Agreement.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders as at the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the

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CBCA (the “Dissent Rights”), as modified by the Interim Order and/or the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered Shareholder as at the Record Date wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice (as defined below), which the Company must receive, c/o Marie Iskra, General Counsel and Secretary, at 440 Armand-Frappier Boulevard, Suite 300, Laval QC H7V 4B4, with copies (which shall not constitute notice) to each of:

-	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, Suite 4100, Montréal, QC H3B 3V2, Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez;

-	Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: John Emanoilidis and Adam Ibrahim; and

-	Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department.

by no later than 5:00 p.m. (Eastern time) on September 13, 2023 (or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day prior to the commencement of the reconvened Meeting) (the “Dissent Notice”), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular. A Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Shareholder has voted (some or all of their Shares) in favour of the Arrangement Resolution, whether, virtually or by proxy.

Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders as at the Record Date are entitled to exercise Dissent Rights. A non-registered Shareholder who wishes to exercise Dissent Rights must determine if it is possible to make arrangements for the registered Shareholder of such Shares as at the Record Date to exercise Dissent Rights on behalf of such Shareholder. A registered Shareholder as at the Record Date who intends to exercise Dissent Rights must do so with respect to all of the Shares registered in the dissenting Shareholder’s name that either: (i) they hold on their own behalf; or (ii) they hold on behalf of any one beneficial Shareholder and only if a Dissent Notice is received from such registered Shareholder by the Company in the manner and within the time described above. There is no right to a partial Dissent Right.

It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. The Shareholders’ Dissent Rights are more particularly described under “Certain Legal and Regulatory Matters - Dissenting Shareholders Rights” in the accompanying Circular, and copies of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix B, Appendix C and Appendix E, respectively, of the Circular. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement, will result in the loss of any right of dissent.

Questions

If you have any questions regarding this notice or the Meeting, or need assistance in completing your form of proxy or letter of transmittal, please contact Carson Proxy Advisors the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra, General Counsel and Secretary

Laval, Québec, this 16th day of August, 2023

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LIMINAL BIOSCIENCES INC.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the ”Circular”) is provided in connection with the solicitation of proxies by or on behalf of the management of Liminal BioSciences Inc. (the ”Company,” “Liminal BioSciences,” “we” or “us”) to all holders (the “Shareholders”) of common shares (the “Shares”) of the Company, for use at the special meeting of Shareholders of the Company (the ”Meeting”) to be held on Friday, September 15, 2023 (or at any adjournment or postponement thereof), at the time and place and for the purposes set forth in the notice of meeting (the ”Notice of Meeting”). The Meeting will be conducted in a virtual only format via a live webcast at on Friday, September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100. Shareholders will not be able to attend the Meeting in person. The solicitation will be made by mail but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Company. The Company has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with shareholders. In connection with these services, the Company will pay fees of up to $30,000, plus certain out-of-pocket expenses, subject to reimbursement by the Purchaser. The Company further agreed to indemnify Carson Proxy Advisors against any and all claims, costs, damages, liabilities, judgements or expenses incurred by Carson Proxy Advisors, except where same results from Carson Proxy Advisors’ gross negligence or intentional misconduct. The costs of the solicitation of proxies will be paid for by the Company.

Capitalized terms used herein have the meanings ascribed thereto in this Circular. See “Glossary of Terms”. In this Circular, unless otherwise specified or the context otherwise indicates, reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

Unless otherwise indicated, references to “$” or “C$” refer to the lawful currency of Canada and references to “US$” refer to the lawful currency of the United States of America. On August 15, 2023, the last Business Day prior to the date hereof the daily average exchange rate as reported by the Bank of Canada was: C$1.00 = US$0.7417 and US$1.00 = C$1.3482.

Cautionary Statements

Information contained in this Circular is given as of August 16, 2023, except as otherwise noted.

We have not authorized any person to give any information or make any representation regarding the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely on it as being authorized or accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set out herein since the date of this Circular.

Your proxy is being solicited by the management of Liminal BioSciences. Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. The Purchaser may also assist with the solicitation of proxies and the Company may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting and the Company shall pay customary fees for such services. The Company will reimburse Intermediaries

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for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders. The Purchaser may also participate in the solicitation of proxies.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The information contained in this Circular concerning the Purchaser and Thomvest, including such information under the heading “Special Factors – Background to the Arrangement”, has been provided by the Purchaser and Thomvest for inclusion in this Circular or derived from information publicly available. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser or Thomvest are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser or Thomvest to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

All summaries of and references to the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of such documents and Shareholders should refer to the full text for complete details of such documents. The Plan of Arrangement is attached as Appendix B to this Circular. The Arrangement Agreement is available under Liminal BioSciences’ profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and is incorporated by reference in this Circular. You are urged to read the full text of the Arrangement Agreement and the Plan of Arrangement carefully.

NO CANADIAN SECURITIES REGULATORY AUTHORITY NOR THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian Securities Laws and U.S. Securities Laws, and Liminal BioSciences intends that such forward-looking statements be subject to the safe harbours created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. There are not guarantees of future performance and these statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. More particularly and without restriction, this Circular contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the Arrangement for the Company, the Purchaser and their respective shareholders, Shareholder and Court approvals, and the ability to complete and the anticipated timing of the completion of the transactions contemplated by the Arrangement Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Arrangement and the possibility of any termination of the Arrangement Agreement.

Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: uncertainties with respect to the timing of the transaction; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties

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to terminate the Arrangement Agreement; the possibility that various conditions to the consummation of the offer may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the effects of disruption from the transaction on Liminal BioSciences’ business and the fact that the announcement and pendency of the transaction may make it more difficult to establish or maintain relationships with employees and business partners; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences’ ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on The Nasdaq Capital Market (“Nasdaq”); Liminal BioSciences’ expected cash runway and Liminal BioSciences’ ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences’ reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences’ competitors and the marketplace for Liminal BioSciences’ product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and current macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties identified under “Risk Factors”.

Failure to obtain the necessary Shareholder and Court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as a publicly traded entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and we do not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable Securities Laws.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Liminal BioSciences. The risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors”. Additional risks are further discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022, as well as the management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2023, each of which are incorporated by reference, have been filed under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of these documents can also be obtained, free of charge by any Shareholder, by directing a request to the Secretary of the Company at 440 Armand-Frappier Blvd., Suite 300, Laval, Quebec, H7V 4B4 (Telephone: 450-781-0115).

Notice to Shareholders in the United States

The transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). In connection with these transactions, the Company and the Purchaser Filing Parties have filed with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement (the ”Schedule 13E-3”) pursuant to Section 13(e) of the U.S. Exchange Act and Rule 13e-3 thereunder, which incorporates, by reference therein, this Circular. Copies of the Schedule 13E-3 are,

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and any other documents filed by the Company in connection with the Arrangement will be, available under the Company’s profile on EDGAR at www.sec.gov.

Shareholders are advised to read this Circular and the Schedule 13E-3 in their entirety, including the exhibits or appendices hereto or thereto, as applicable, because they contain important information.

Liminal BioSciences is a corporation existing under the laws of Canada and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Company nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with (1) Canadian federal corporate laws and Canadian Securities Laws, which differ from disclosure requirements in the United States, and (2) the requirements of Rule 13e-3 promulgated under the U.S. Exchange Act.

The unaudited interim financial statements and audited annual financial statements of the Company and other financial information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and thus may differ from the U.S. generally accepted accounting principles. Shareholders that are United States taxpayers are advised to consult their independent tax advisors regarding the United States federal, state, local and foreign tax consequences to them by participating in the Arrangement.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that Liminal BioSciences is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Liminal BioSciences and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon Liminal BioSciences and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws or any state within the United States, including “blue sky laws” of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the U.S. Securities Laws, including “blue sky laws” of any state within the United States.

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TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	I

LIMINAL BIOSCIENCES INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	III
PARTICIPATING AT THE MEETING	III
DISSENT RIGHTS	IV
QUESTIONS	V

LIMINAL BIOSCIENCES INC. MANAGEMENT INFORMATION CIRCULAR	1
CAUTIONARY STATEMENTS	1
FORWARD-LOOKING INFORMATION	2
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	3

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	8
QUESTIONS RELATING TO THE ARRANGEMENT	8
QUESTIONS RELATING TO THE SPECIAL MEETING OF SHAREHOLDERS	11

SUMMARY OF THE ARRANGEMENT	16
SPECIAL FACTORS	24
BACKGROUND TO THE ARRANGEMENT	24
LIMINAL BIOSCIENCES PURPOSE AND REASONS FOR THE ARRANGEMENT	28
REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD	28
DETERMINATIONS AND RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD	33
COMPENSATION OF THE SPECIAL COMMITTEE	33
FORMAL VALUATION AND OPINION OF THE SPECIAL COMMITTEE’S INDEPENDENT FINANCIAL ADVISOR AND VALUATOR	34
THE PURCHASER FILING PARTIES’ PURPOSES AND REASONS FOR THE ARRANGEMENT	42
THE PURCHASER FILING PARTIES’ POSITION AS TO THE FAIRNESS OF THE ARRANGEMENT	43
EFFECT OF THE ARRANGEMENT	45
INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT	46

MEETING AND VOTING INFORMATION	48
DATE, TIME AND PLACE OF MEETING	48
VOTING BY PROXY BEFORE THE MEETING	48
VOTING AT THE MEETING	48
APPOINTMENT OF A THIRD PARTY AS PROXY	49
ATTENDING AND PARTICIPATING AT THE MEETING	50
DEPOSITING PROXIES	50
REVOCATION OF PROXIES	51
EXERCISE OF DISCRETION BY PROXY HOLDERS	51
REGISTERED SHAREHOLDERS AND NON-REGISTERED SHAREHOLDERS	51
VOTING RIGHTS, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	52

THE ARRANGEMENT	54
OVERVIEW	54
REQUIRED SHAREHOLDER APPROVAL	54
VOTING AGREEMENTS	54
IMPLEMENTATION OF THE ARRANGEMENT	55
BENEFIT OF THE ARRANGEMENT FOR THE COMPANY’S MINORITY SHAREHOLDERS	59
DETRIMENTS OF THE ARRANGEMENT FOR THE COMPANY’S MINORITY SHAREHOLDERS	60
BENEFITS OF THE ARRANGEMENT TO THE DIRECTORS AND OFFICERS OF THE COMPANY	60
BENEFITS OF THE ARRANGEMENT FOR THE PURCHASER	60
DETRIMENTS OF THE ARRANGEMENT FOR THE PURCHASER	60

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EXPENSES OF THE ARRANGEMENT	60
SOURCES OF FUNDS FOR THE ARRANGEMENT	61

SUMMARY OF THE ARRANGEMENT AGREEMENT	61
EFFECTIVE DATE OF THE ARRANGEMENT	61
COVENANTS	62
REPRESENTATIONS AND WARRANTIES	71
CONDITIONS TO CLOSING	72
ACQUISITIONS PROPOSALS	74
TERMINATION OF THE ARRANGEMENT AGREEMENT	78
TERMINATION FEE	79
EXPENSES	80
AMENDMENTS	80
GOVERNING LAW	80

CERTAIN LEGAL AND REGULATORY MATTERS	81
COURT APPROVAL AND COMPLETION OF THE ARRANGEMENT	81
SECURITIES LAW MATTERS	81
PROVISION FOR UNAFFILIATED SHAREHOLDERS	82
DISSENTING SHAREHOLDERS RIGHTS	82

DEPOSITARY	85

INFORMATION CONCERNING THE PURCHASER FILING PARTIES	86

INFORMATION CONCERNING LIMINAL BIOSCIENCES	86
HISTORY AND DEVELOPMENT OF THE COMPANY	86
BUSINESS OVERVIEW	87
DESCRIPTION OF SHARE CAPITAL	87
OWNERSHIP OF SECURITIES	87
DIVIDEND POLICY	88
DIRECTORS AND EXECUTIVE OFFICERS	88
MARKET PRICE AND TRANSACTION VOLUME	90
COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY	91
MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY	91
PRIOR SALES	91
AUDITOR	92
SELECTED HISTORICAL FINANCIAL INFORMATION	92
ADDITIONAL INFORMATION	98

CERTAIN INCOME TAX CONSIDERATIONS	99
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	99
HOLDERS RESIDENT IN CANADA	100
HOLDERS NOT RESIDENT IN CANADA	101
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	102

RISK FACTORS	105
RISKS RELATED TO THE COMPANY	105
RISKS RELATED TO THE ARRANGEMENT	106

BOARD APPROVAL	108

GLOSSARY OF TERMS	109

CONSENT OF BMO NESBITT BURNS INC.	120

APPENDIX A ARRANGEMENT RESOLUTION	121

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Questions and Answers About the Meeting and the Arrangement

Your vote is important. The following are key questions that you as a Shareholder may have regarding the Arrangement to be considered at the Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” on page 105 of this Circular.

Questions Relating to the Arrangement

Q. What is the proposed Arrangement?

A. Pursuant to the Arrangement, SALP proposed to acquire the Minority Shares, representing approximately 39% of the Shares of the Company that are not currently owned by the Purchaser and its affiliates and associates, for US$8.50 in cash per Share by way of a Court-approved plan of arrangement pursuant to the provisions of the CBCA.

Q. What is the background and reasons for the proposed Arrangement?

A. The Arrangement Agreement is the result of arm’s-length negotiations between the Special Committee, the Purchaser and their respective advisors.

See “Special Factors - Background to the Arrangement” for a summary of certain relevant background information that informed the Special Committee’s deliberations as well as the principal events leading to the execution of the Arrangement Agreement and the public announcement of the Arrangement.

In determining that the Arrangement is in the best interests of the Company and fair to the Minority Shareholders, the Special Committee, with the assistance the Company’s management and the Special Committee’s legal and financial advisors, carefully reviewed the Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and considered and relied upon a number of substantive factors, including those set out under “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”.

Q. Does the Special Committee support the Arrangement?

A: Yes. The Special Committee, after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution. See “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”.

Q. Does the Board support the Arrangement?

A: Yes. The Board of Directors (other than the Recusing Directors), on the unanimous recommendation of the Special Committee and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution. See “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”.

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Q: Who has agreed to support the Arrangement?

A: All directors and executive officers of the Company have entered into Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement. See “The Arrangement– Voting Agreements”.

Q: What approvals are required by Shareholders at the Meeting?

A: The Arrangement Resolution must be approved by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for the purposes of MI 61-101, a simple majority (more than 50%) of the votes cast by Minority Shareholders virtually present or represented by proxy at the Meeting. See “The Arrangement – Required Shareholder Approval”.

Q: What other approvals are required for the Arrangement?

A: The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of this Circular, the Company obtained an Interim Order from the Ontario Superior Court of Justice (Commercial List) on August 16, 2023, providing for the calling and holding of the Meeting and other procedural matters. The Company will apply to the Court for a Final Order if the Shareholders approve the Arrangement at the Meeting. The Court will consider, among other things, the procedural and substantive fairness of the Arrangement. See “Certain Legal and Regulatory Matters – Court Approval and Completion of the Arrangement”.

Q: How will I know when all required approvals have been obtained?

A: If all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Date, then Liminal BioSciences will issue a press release disclosing such fact.

Q: When will the Arrangement become effective?

A: It is currently anticipated that the Effective Date will occur at or around the end of September 2023 based on the assumption that the Required Shareholder Approval and Court approval are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Company will file the Articles of Arrangement as soon as reasonably practicable and in any event within five Business Days after the satisfaction or waiver (if permitted) of the conditions to the completion of the Arrangement. The Arrangement must be completed on or prior to December 31, 2023 (or such later date as may be agreed to in writing by the parties), which is the Outside Date. See “The Arrangement - Implementation of the Arrangement”.

Q: If the Arrangement is approved by Shareholders at the Meeting, when will the Shares cease to be traded on Nasdaq?

A: The Company and the Purchaser have agreed to cooperate in taking, or causing to be taken, all actions necessary to enable the Shares to be delisted from the Nasdaq promptly, with effect as soon as practicable following the acquisition by the Purchaser of the Minority Shares pursuant to the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

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Following the consummation of the Arrangement, the registration of the Shares under the U.S. Exchange Act will be terminated. See “Certain Legal and Regulatory Matters – Securities Law Matters”.

Q: What will I receive for my Shares under the Arrangement?

A: If the Arrangement becomes effective, Minority Shareholders will be entitled to receive Consideration of US$8.50 in cash per Share, representing a 135% premium to the closing price on the Nasdaq of the Shares on April 4, 2023 (the last full trading day prior to the public announcement of SALP’s initial non-binding proposal to acquire the Minority Shares), a 44% premium to the closing price on the Nasdaq of the Shares on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial non-binding proposal.

Q: If I am a registered Shareholder, how do I receive my Consideration under the Arrangement?

A: Accompanying this Circular is a form of proxy and Letter of Transmittal (for registered Shareholders). For a registered Minority Shareholder to receive the Consideration of US$8.50 in cash per Share to which it is entitled upon the completion of the Arrangement, such Shareholder must complete, sign and return the Letter of Transmittal together with the certificate(s) and/or DRS Advice(s) representing its Shares, as applicable, and any other required documents and instruments to the Depositary named in the Letter of Transmittal in accordance with the procedures set out therein.

Q: What happens if I do not surrender the certificates representing my Shares in order to receive the Consideration under the Arrangement?

A: In accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented outstanding Shares shall be deemed, immediately after the Effective Time, to represent only the right to receive the consideration to which the holder of such Share is entitled to in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Time shall cease to represent a claim by or interest of any holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder of Shares was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser. See “The Arrangement - Implementation of the Arrangement - Procedure for Exchange of Share Certificates by Shareholders”.

Q: What will happen to the Company if the Arrangement is completed?

A: If the Arrangement becomes effective, former Minority Shareholders will be entitled to receive the Consideration in exchange for their Shares and the only Shareholder of the Company will be the Purchaser, and the Company will become a privately held corporation and there will be no public market for its Shares.

Q: What will happen if the Arrangement Resolution is not passed or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not passed or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, the Company will continue as a publicly traded entity and continue to pursue its business plan on a stand-alone basis. Note that failure to complete the Arrangement could have an adverse effect on the Share price or on the Company’s operations, financial condition or prospects. See “Risk Factors”.

Q: Are there risks associated with the Arrangement?

A: In evaluating the Arrangement, Shareholders should consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Resolution must

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be approved by a simple majority of the votes (more than 50%) cast by Minority Shareholders virtually present or represented by proxy at the Meeting; (ii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect or if holders of more than 10% of the outstanding Shares exercise Dissent Rights; and (iii) there can be no certainty that all other conditions precedent to the Arrangement will be satisfied or waived.

Any failure to complete the Arrangement could materially and negatively impact the trading price of the Shares. You should carefully consider the risk factors described in the section “Risk Factors” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

Q: Is there a termination fee if the Arrangement Resolution is not approved by the Company’s Shareholders?

A: If the Required Shareholder Approval for the Arrangement is not obtained and certain other conditions are satisfied, the Company has agreed in the Arrangement Agreement to pay the Termination Fee in the amount of US$322,000 to the Purchaser. The Arrangement Agreement also provides that the Company will be required to pay the Termination Fee in the amount of US$322,000 to the Purchaser if the Arrangement Agreement is terminated and other conditions are satisfied.

Questions Relating to the Special Meeting of Shareholders

Q: Why did I receive this Circular?

A: You received this Circular because you are a Shareholder and Shareholders are being asked at the Meeting to approve the Arrangement involving Liminal BioSciences and the Purchaser, pursuant Section 192 of the CBCA.

Q: Where and when will the Meeting be held?

A: The Meeting will be held on September 15, 2023, at 8:00 a.m. (Eastern time). The Meeting will be held in virtual format via live audio webcast. Shareholders will be able to participate and vote at the Meeting online regardless of their geographic location at https://web.lumiagm.com/465634100 (meeting ID: 465-634-100). See “Meeting and Voting Information - Date, Time and Place of Meeting”.

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of the close of business on the Record Date, August 15, 2023. Each Share entitles its holder to one (1) vote with respect to the matters to be voted on at the Meeting.

Q. What are Shareholders being asked to vote on at the Meeting?

A. At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to consider and, if thought advisable, pass the Arrangement Resolution to approve the Arrangement. The Arrangement provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Minority Shares by way of a court-approved statutory plan of arrangement under section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement, if the Arrangement becomes effective each Minority Shareholder (except for any Dissenting Shareholders) will be entitled to receive US$8.50 in cash per Share.

Q. What constitutes quorum for the Meeting?

A. The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is holders of Shares carrying, in the aggregate, at least 20% of the outstanding Shares entitled to be voted at the Meeting, whether virtually present or represented by proxy.

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Q. How many Shares are entitled to be voted?

A. As of the Record Date of August 15, 2023, there were 3,249,534 Shares issued and outstanding. Each Share entitles its holder to one (1) vote with respect to the matters to be voted on at the Meeting.

Q. What if I acquire ownership of Shares after the Record Date?

A. You will not be entitled to vote Shares acquired after the Record Date on the Arrangement Resolution. Only persons owning Shares as of the Record Date of August 15, 2023 are entitled to vote their Shares on the Arrangement Resolution. In addition, pursuant to the Interim Order, only registered Shareholders as at the Record Date (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holder against the Arrangement Resolution) have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement.

Q. What do I need to do now in order to vote on the Arrangement Resolution?

A: Registered Shareholders can vote by internet, by mail, or virtually at the Meeting. It is recommended that you vote by internet to ensure that your vote is received before the Meeting. To cast your vote by internet, please have your form of proxy on hand and carefully follow the instructions contained therein. Your internet vote authorizes the named proxies to vote your Shares in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy and return it in the envelope provided for that purpose. To be valid, proxies must be received by Computershare Trust Company of Canada, at 1500 Robert-Bourassa Blvd., Montréal, QC H3A 3S8, Attention: Proxy Department, or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department, by no later than 5:00 p.m. (Eastern time) on September 13, 2023 (or, if the Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting). Late proxies may be accepted or rejected by the chairman of the Meeting at his or her discretion, subject to the terms of the Arrangement Agreement, and the chairman of the Meeting is under no obligation to accept or reject any particular late proxy.

Q: If my Shares are held by my broker, investment dealer or other Intermediary, will they vote my Shares for me?

A: No. Non-registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or VIF in accordance with the instructions provided by their broker or Intermediary.

Q. Who is soliciting my proxy?

A. Your proxy is being solicited by the management of Liminal BioSciences. Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. The Company has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with shareholders. In connection with these services, the Company will pay fees of up to $30,000, plus certain out-of-pocket expenses, subject to reimbursement by the Purchaser. The Company further agreed to indemnify Carson Proxy Advisors against any and all claims, costs, damages, liabilities, judgements or expenses incurred by Carson Proxy Advisors, except where same results from Carson Proxy Advisors’ gross negligence or intentional misconduct. The Company will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Shareholders. The Purchaser is entitled to participate in the solicitation of proxies.

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Q. Can I appoint someone other than those named in the enclosed proxy forms to vote my Shares?

A. Yes. You have the right to appoint a person other than the Company’s management nominees identified in the form of proxy or VIF. Non-registered Shareholders who wish to appoint themselves as proxyholder must carefully follow the instructions in the Circular and on their form of proxy or VIF.

Additionally, a Shareholder or its duly appointed proxyholder who is entitled to attend the Meeting MUST register prior to the Meeting by visiting http://www.computershare.com/Liminal by 5:00 p.m. (Eastern time) on September 8, 2023 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate, vote or ask questions at the Meeting.

See “Meeting and Voting Information – Appointment of a Third Party as Proxy”.

Q. What if my Shares are registered in more than one name or in the name of a company?

A. If your Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Carson Proxy Advisors, the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

Q: When will I receive the Consideration payable to me under the Arrangement for my Shares?

A: If the Arrangement becomes effective and your Letter of Transmittal and Share certificate(s) or DRS Advice(s), if applicable, and all other required documents are properly completed and received by the Depositary, you will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective. The Arrangement is currently scheduled to be completed at or around the end of September 2023 based on the assumption that the Required Shareholder Approval and Court approvals are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date.

Q: What happens if I send in my Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A: If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share certificate(s) or DRS Advice(s) will be returned promptly to you by the Depositary.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last Business Day before the day of the Meeting. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online. If you are a non-registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary. See “Meeting and Voting Information – Revocation of Proxies”.

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Q. Are the shareholders of the Purchaser required to approve the Arrangement?

A. No.

Q. Who is responsible for counting and tabulating the votes by proxy?

A. Votes by proxy are counted and tabulated by Computershare, Liminal BioSciences’ transfer agent.

Q: What are the Canadian federal income tax consequences of the Arrangement for Canadian Shareholders?

A: Subject to the discussion under the heading “Certain Canadian Federal Income Tax Considerations”, a Shareholder who is, or is deemed to be, resident in Canada, holds the Shares as “capital property”, and who sells such Shares to the Purchaser pursuant to the Arrangement will realize a capital gain (or a capital loss) to the extent that such Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to such Shareholder of his, her or its Shares. The foregoing description is only a brief summary of certain Canadian federal income tax consequences of the Arrangement and is qualified in its entirety by the longer discussion under “Certain Canadian Federal Income Tax Considerations” below which contains a summary of certain Canadian federal income tax considerations of the Arrangement generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder). Neither this description nor the longer discussion is intended to be legal advice to any particular Shareholder. Accordingly, Shareholders should consult their tax advisor with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Arrangement for U.S. Shareholders?

A: Subject to the discussion in the section under the heading “Certain United States Federal Income Tax Considerations” a U.S. Holder (as defined in such section) who holds Shares as capital assets and who sells such Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Shares, subject to certain additional tax consequences (described in that section) if the Company was or is a PFIC (as defined in such section) for U.S. federal income tax purposes. The foregoing description of the U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular Shareholder. Accordingly, U.S. Shareholders should consult their tax advisors with respect to their particular circumstances.

Q: Are Shareholders entitled to Dissent Rights?

Pursuant to the Interim Order, registered Shareholders as at the Record Date (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holder against the Arrangement Resolution) have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement.

A registered Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order will result in the loss of such Shareholder’s Dissent Rights. If you are a Shareholder as at the Record Date and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, all of which are set forth in Appendix A, Appendix B and Appendix F, respectively, of this Circular. See “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”.

Q: Who can help answer my questions?

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A: If you are a Shareholder of Liminal BioSciences and have any question regarding the information contained in this Circular or require assistance in completing your form of proxy, voting instructions form or the Letter of Transmittal, please contact Carson Proxy Advisors the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

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Summary of The Arrangement

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices.

The Meeting

The Meeting will be held as a virtual only meeting via a live webcast on Friday, September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100. The Meeting is a special meeting of the Shareholders at which the Shareholders will be voting on the Arrangement Resolution, the full text of which is set forth at Appendix A. Shareholders may also be asked to consider other business that properly comes before the Meeting or any adjournment(s) or postponement(s) thereof. See “Meeting and Voting Information”.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may adjourn the Meeting. Amendments to this Circular and/or the Schedule 13E-3 will be filed on SEDAR+ at www.sedarplus.ca or with the SEC at www.sec.gov.

Record Date

The Shareholders entitled to vote at the Meeting are those holders of Shares as of the close of business on the Record Date, being August 15, 2023. Only Shareholders whose names have been entered in the register of Liminal BioSciences as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof. See “Meeting and Voting Information - Voting Rights, Voting Shares and Principal Holders Thereof”.

The Arrangement

The Arrangement will be effected pursuant to the terms of the Arrangement Agreement which provides for, amongst other things, the acquisition by the Purchaser directly or indirectly of all of the Minority Shares by way of statutory plan of arrangement under Section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement, each Minority Shareholder will receive US$8.50 in cash per Share held. A copy of the Arrangement Agreement is available under Liminal BioSciences’ profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and is incorporated by reference in this Circular. See “Special Factors”, “The Arrangement” and “Summary of the Arrangement Agreement”.

Parties to the Arrangement

Liminal BioSciences

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. The Shares are posted for trading on the Nasdaq under the symbol “LMNL”.

The Company’s head and registered office is located at 231 Dundas Street East, Belleville, Ontario, Canada K8N 0K1. The telephone number of the Company’s principal executive office is 1-450-781-0115 and corporate website is www.liminalbiosciences.com.

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Purchaser and Thomvest

Structured Alpha LP, the Purchaser, is a limited partnership existing under the laws of the Cayman Islands, managed by its general partner, Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario, with a registered head office located at 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8.

Thomvest and its affiliates are a group of investment companies which make investments on behalf of Peter J. Thomson and his family.

Required Shareholder Approval

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to vote to approve the Arrangement Resolution. To be effective, the Arrangement must be approved by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for the purposes of MI 61-101, a simple majority (more than 50%) of the votes cast by Minority Shareholders virtually present or represented by proxy at the Meeting. See “The Arrangement — Required Shareholder Approval”.

Court Approval

The Arrangement requires the Court’s granting of the Final Order. Accordingly, on August 16, 2023, the Company obtained the Interim Order authorizing and directing the Company to call, hold and conduct the Meeting and to submit the Arrangement to the Shareholders for approval. A copy of the Interim Order is attached as Appendix C to this Circular. Subject to the terms of the Arrangement Agreement and receipt of the Required Shareholder Approval, the Company will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place virtually before the Court on September 19, 2023 at 10:00 a.m. (Eastern Time) (or as soon as counsel may be heard). See “Certain Legal and Regulatory Matters — Court Approval and Completion of the Arrangement”.

Effective Time and Outside Date

Pursuant to Section 192 of the CBCA, the Arrangement will become effective on the date the Articles of Arrangement are filed, as shown on the Certificate of Arrangement. Closing of the Arrangement will occur as soon as reasonably practicable after the date on which the Required Shareholder Approval and the Final Order have been obtained, and all other conditions to the completion of the Arrangement have been satisfied or waived (if permitted), including receipt of the Shareholders Approvals. It is currently anticipated that the Effective Date will occur at or around the end of September 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Company will file the Articles of Arrangement as soon as reasonably practicable and in any event within five Business Days after the satisfaction or waiver (if permitted) of the conditions to the completion of the Arrangement. The Arrangement must be completed on or prior to December 31, 2023 (or such later date as may be agreed to in writing by the parties), which is the Outside Date.

Background to the Arrangement

The Arrangement Agreement and the other definitive transaction documents were finalized and executed by the parties thereto on July 11, 2023, and the Company issued a press release on July 12, 2023 publicly announcing the execution of the Arrangement Agreement prior to the opening of the markets. A summary of the main events that led to the execution of the Arrangement Agreement and certain meetings, negotiations, discussions and actions of the Parties that preceded the public announcement of the execution of the Arrangement Agreement on July 12, 2023 is provided in “The Arrangement – Background to the Arrangement”.

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Recommendation of the Special Committee

The Special Committee, after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”, unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

Recommendation of the Board

The Board of Directors (other than the Recusing Directors), on the unanimous recommendation of the Special Committee and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors - The Arrangement - Reasons for the Recommendation of the Special Committee and the Board”, unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

Reasons for the Recommendations

In evaluating the Arrangement, the Special Committee consulted with the Company’s management and the Special Committee’s legal and financial advisors and carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and, in determining that the Arrangement is the best interests of the Company and fair to the Minority Shareholders, the Special Committee considered and relied upon a number of substantive factors, including: (i) macroeconomic conditions impacting the Company; (ii) the business, operations, financial condition and prospects of the Company and the relative benefits and risks of the Arrangement compared to the status quo; (iii) the uncertainty regarding the Company’s product candidates, (iv) the significant premium the Consideration offers to the market value of the Shares; (v) the results of a market canvass conducted at the direction of the Special Committee, with the assistance of its financial advisor, involving outreach to industry participants and strategic investors; (vi) that there is no likely prospect of a competing alternative transaction; (vii) the Arrangement Agreement was the result of an arm’s-length negotiation process; (viii) the Formal Valuation and Opinion; (ix) the ability for Minority Shareholders to realize on their investment at a fair price; (x) the certainty of value and immediate liquidity offered by the all-cash Consideration; (xi) the ability of registered Minority Shareholders as at the Record Date who do not vote in favour of the Arrangement Resolution to exercise Dissent Rights; (xii) that the Arrangement is conditional on receipt of the Required Shareholder Approval and approval from the Court; (xiii) the ability of the Board, in certain circumstances, to change its recommendation that Minority Shareholders vote in favour of the Arrangement; (xiv) compensation arrangements of its financial advisor; (xv) the limited number of conditions to completion of the Arrangement; and (xvi) that completion of the Arrangement does not require approval of holders of any equity interests in Thomvest.

In the course of its deliberations, the Special Committee also identified and considered a variety of risks and countervailing factors inherent in the Arrangement. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its conclusions and making its recommendations, but includes a summary of the material information, factors and analysis considered by the Special Committee in reaching such conclusions and making such recommendations. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Special Committee were made after considering all of the information and factors involved.

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Formal Valuation and Opinion of the Special Committees’s Independent Financial Advisor and Valuator

In connection with the Arrangement, the Special Committee’s financial advisor, BMO Nesbitt Burns Inc. (“BMO Capital Markets”), prepared a formal valuation of the Shares as required under MI 61-101, which indicated a fair market value range for a Share, as of July 11, 2023, of US$5.00 to US$15.00 (the ”Formal Valuation”), and rendered its opinion to the Special Committee as to the fairness, from a financial point of view and as of July 11, 2023, of the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement (the “Opinion” and, together with the Formal Valuation, the ”Formal Valuation and Opinion”). The full text of the Formal Valuation and Opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix E to this Circular and is incorporated by reference herein. The description of the Formal Valuation and Opinion set forth below is qualified in its entirety by reference to the full text of the Formal Valuation and Opinion.

The Formal Valuation and Opinion was provided to the Special Committee (in its capacity as such) for its benefit and use in evaluating the Consideration from a financial point of view as of July 11, 2023. The Formal Valuation and Opinion did not address the relative merits of the Arrangement as compared to any strategic alternatives or other transactions or business strategies that may be available to the Company, nor did BMO Capital Markets express any opinion on the structure, terms or effect of any other aspect of the Arrangement or the other transactions contemplated by the Arrangement Agreement. Furthermore, the Formal Valuation and Opinion does not constitute a recommendation as to how any securityholder or any other party should vote or act on any matter relating to the Arrangement and was not a recommendation to the Special Committee or the Board to enter into the Arrangement Agreement or to proceed with the Arrangement or a recommendation with respect to any other action the Special Committee, the Board, any securityholder or any other party should take in connection with the Arrangement Agreement or otherwise.

See “Special Factors – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”.

The Purchaser Filing Parties’ Purpose and Reasons for the Arrangement

Under SEC rules governing going-private transactions, the Purchaser Filing Parties are required to express their purposes and reasons for the Arrangement to the Unaffiliated Securityholders.

The Purchaser Filing Parties are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The view expressed by the Purchaser Filing Parties in this section and elsewhere in the Circular are not, and should not be construed to be, a recommendation by the Purchaser Filing Parties to any Shareholder as to how they should vote on the Arrangement Resolution.

For the Purchaser Filing Parties, a primary purpose for the Arrangement is to permit SALP to acquire all of the Minority Shares so the Company can be operated as a privately held company with a simplified ownership structure. The Purchaser Filing Parties believe that completing the Arrangement and operating the Company as a private company will, among other things, (i) simplify the ownership and operation of the Company, (ii) achieve a number of synergies, including the elimination of head office and public company expenses, and (iii) allow it to use the Company’s non-capital tax loss carryforwards to offset future taxable income.

See “Special Factors – The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement”.

Position of the Purchaser Filing Parties as to the Fairness of the Arrangement

The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. These statements are not, and should not be construed as, a recommendation by the Purchaser Filing Parties to any Shareholder as to how that Shareholder should vote on the Arrangement Resolution.

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The Purchaser Filing Parties believe that the Arrangement is fair to the Company’s Unaffiliated Securityholders. In reaching this conclusion, the Purchaser Filing Parties noted that the Special Committee consists of independent or disinterested directors and that the Plan of Arrangement must be approved by a majority of the votes cast by Minority Shareholders virtually present or represented by proxy at the Meeting. The Purchaser Filing Parties further noted the unanimous recommendations of the Special Committee and the Board of Directors (other than the Recusing Directors) and the factors considered by and the analyses and conclusions made by the Special Committee and the Board. The Purchaser Filing Parties further noted, among other things, (i) the consideration under the Arrangement of US$8.50 in cash per Share, which represents a 135% premium to the closing price on the Nasdaq of the Shares on April 4, 2023 (the last full trading day prior to the public announcement of SALP’s initial offer), a 44% premium to the closing price on the Nasdaq of the Shares on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial offer; and (ii) the very limited conditions to completion of the transactions contemplated by the Arrangement Agreement, which provide certainty and prompt execution and completion of the Arrangement, enabling the Company’s unaffiliated security holders to receive cash consideration for their Shares promptly.

See “Special Factors –The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement”.

Voting Agreements

All directors and executive officers of the Company have entered into Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement. See “The Arrangement - Voting Agreements”.

Arrangement Agreement

On July 11, 2023, the Company and the Purchaser entered into the Arrangement Agreement, pursuant to which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “Summary of the Arrangement Agreement”.

Interests of Certain Persons

In considering the recommendations of the Board with respect to the Arrangement, Minority Shareholders should be aware that certain directors and officers of Liminal BioSciences have certain interests or benefits in connection with the Arrangement as described under “Special Factors – Interests of Certain Persons in the Arrangement” that may be in addition to, or differ from, those of Minority Shareholders generally in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described herein.

Implementation of the Arrangement

The Arrangement will be implemented by way of a statutory plan of arrangement under the provisions of Section 192 of the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate party; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the CBCA and signed by an authorized director or officer of the Company, must be filed with the Director and a Certificate of Arrangement issued related thereto.

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If all conditions to the implementation of the Arrangement have been satisfied or waived (if permitted), the steps, qualified in their entirety by the full text of the Plan of Arrangement attached to this Circular as Appendix B, described in the section “The Arrangement – Implementation of the Arrangement” will occur under the Plan of Arrangement at the Effective Time.

Procedure for Exchange of Share Certificates by Shareholders

Enclosed with this Circular is a form of Letter of Transmittal which, when properly completed and duly executed and returned together with the certificate or certificates representing Shares (other than Shares held by a Dissenting Shareholder) and all other required documents, will enable each Shareholder (other than a Dissenting Shareholder) to obtain the Consideration that such holder is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing Shares held by a registered Shareholder (other than a Dissenting Shareholder) for the Consideration under the Arrangement. A Shareholder (other than a Dissenting Shareholder) will not receive the Consideration under the Arrangement until after the Arrangement is completed, provided that such Shareholder has returned properly completed documents, including the Letter of Transmittal, and the certificate(s) representing his, her or its Shares to the Depositary.

Only registered Shareholders (other than a Dissenting Shareholder) are required to submit a Letter of Transmittal. Non-registered Shareholders (other than a Dissenting Shareholder) should contact their Intermediary for instructions and assistance in depositing certificates representing his, her or its Shares and carefully follow any instructions provided by such Intermediary.

See “The Arrangement - Implementation of the Arrangement - Procedure for Exchange of Share Certificates by Shareholders”.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders as at the Record Date (other than holders of Shares who have failed to exercise all the voting rights carried by the Shares held by such holder against the Arrangement Resolution) have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement. A registered Minority Shareholder as at the Record Date wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice, which the Company must receive, c/o Marie Iskra, General Counsel and Secretary, at 440 Armand-Frappier Boulevard, Suite 300, Laval QC H7V 4B4, with copies (which shall not constitute notice) to each of:

-	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, Suite 4100, Montréal, QC H3B 3V2, Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez;

-	Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: John Emanoilidis, and Adam Ibrahim; and

-	Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department.

by no later than 5:00 p.m. (Eastern time) on September 13, 2023 (or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day prior to the commencement of the reconvened Meeting), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular. A Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Shareholder has voted (some or all of their Shares) in favour of the Arrangement Resolution, whether virtually present or by proxy.

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A registered Shareholder’s failure to strictly comply with the requirements set forth in Section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may result in the loss of Dissent Rights. If you are a registered Shareholder as at the Record Date and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, all of which are set forth in Appendix B, Appendix C and Appendix F, respectively, of this Circular. See “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”.

Certain Canadian Federal Income Tax Considerations

Generally, a Shareholder who is, or is deemed to be, resident in Canada, holds the Shares as “capital property”, and who sells such Shares to the Purchaser pursuant to the Arrangement will realize a capital gain (or a capital loss) to the extent that such Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to such Shareholder of his, her or its Shares.

Generally, a Shareholder who is not, and is not deemed to be, resident in Canada and who does not use or hold, and is not deemed to use or hold, their Shares in a business carried on in Canada will not be subject to tax in Canada in respect of any capital gain realized on the sale of Shares to the Purchaser pursuant to the Arrangement provided the Shares do not constitute “taxable Canadian property” to the Non-Resident Holder.

The foregoing is a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by the longer discussion under “Certain Canadian Federal Income Tax Considerations” below which contains a summary of certain Canadian federal income tax considerations of the Arrangement generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder). Neither this description nor the longer discussion is intended to be legal advice to any particular Shareholder. Accordingly, Shareholders should consult their tax advisor with respect to their particular circumstances.

Certain United States Federal Income Tax Considerations

Subject to the discussion in the section under the heading “Certain United States Federal Income Tax Considerations”, a U.S. Holder (as defined in that section) who holds Shares as capital assets and who sells such Shares pursuant to the Arrangement and receives the Consideration generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Shareholder’s adjusted tax basis in the Shares, subject to certain additional tax consequences (described in that section) if the Company was or is a PFIC for U.S. federal income tax purposes, in which case the tax consequences of a disposition of Shares would be as described in that section. The foregoing description of the U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular Shareholder. Accordingly, U.S. Shareholders should consult their tax advisors with respect to their particular circumstances.

Depositary

Computershare Investor Services Inc. will act as the depositary for the receipt of the Share Certificates and DRS Advices representing Shares and related Letters of Transmittal and the payments to be made to the Minority Shareholders pursuant to the Arrangement. See “Depositary”.

Risk Factors

There is a risk that the Arrangement may not be completed. In evaluating the Arrangement, Shareholders should consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Resolution must be approved by a simple majority of the votes (more than 50%) cast by Minority Shareholders present or represented by proxy at the Meeting; (ii) the Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Material Adverse Effect or if holders of more than 10% of the issued and outstanding Shares exercise Dissent Rights; and (iii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived.

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Any failure to complete the Arrangement could materially and negatively impact the trading price of the Shares. You should carefully consider the risk factors described in the section “Risk Factors” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

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Special Factors

Background to the Arrangement

The Arrangement Agreement is the result of arm’s-length negotiations between the Special Committee and the Purchaser, together with the assistance of their respective legal and financial advisors. The following is a summary of certain relevant background information that informed the Special Committee’s deliberations, as well as the principal events leading to the execution of the Arrangement Agreement on July 11, 2023 and public announcement of the execution of the Arrangement Agreement on July 12, 2023. Unless otherwise indicated, all information regarding the Purchaser and its consideration of a potential acquisition of the Minority Shares was provided to Liminal BioSciences by the Purchaser in connection with the preparation of this Circular, and after the execution of the Arrangement Agreement and public announcement of the Arrangement; and Liminal BioSciences was not previously aware of such information.

On April 4, 2023, the Purchaser delivered a letter to the Board submitting an unsolicited non-binding, all cash proposal to acquire the Minority Shares of Liminal BioSciences for US$7.50 per Share (the ”Proposal”). The Proposal was conditional on, among other things, the receipt of customary approvals, including regulatory approvals, the receipt of Shareholder approvals required under applicable securities laws, including MI 61-101, and other conditions customary for a transaction of this nature, including confirmatory due diligence satisfactory to the Purchaser. The Purchaser, which beneficially owns approximately 61% of the Shares, clearly stated in its Proposal (which was publicly announced on April 5, 2023) that it is only interested in acquiring the Minority Shares, it does not have any interest in selling the Shares that it owns and it would not support any refinancing, recapitalization, sale, merger or other transaction involving the Company. The Purchaser subsequently issued a press release announcing the Proposal prior to the commencement of trading on April 5, 2023 and filed an early warning report with the Canadian securities regulatory authorities as well as an amendment to SALP’s Schedule 13D relating to its Shares in the Company with the SEC later that day, which included a copy of the Proposal.

Following receipt of the Proposal, on April 4, 2023, the independent members of the Board met with Marie Iskra, the Company’s General Counsel, Mr. Bruce Pritchard, the Company’s Chief Executive Officer, Stikeman Elliott, ongoing legal counsel to the Company, and Cooley LLP, ongoing U.S. legal counsel to the Company, to discuss the Proposal and the formation of a special committee to consider the Proposal. The independent and disinterested directors considered, among other things, directors’ duties in the context of a “business combination” (as defined in MI 61-101), the formation of a special committee, the terms of the Proposal, and the requirements of MI 61-101 applicable to “business combinations”. On April 5, 2023, before the commencement of trading on the Nasdaq, the Company issued a press release acknowledging receipt of the Proposal and announcing that the Board would be establishing a Special Committee of independent and disinterested directors to review and consider the same.

Following discussions between the Company’s management and representatives of Thomvest, the Company’s management and the Board determined to allow Thomvest to conduct due diligence on the Company, provided that Thomvest sign a non-disclosure agreement for the benefit of the Company. On April 25, 2023, Thomvest entered into a non-disclosure agreement with the Company (the ”Confidentiality Agreement”).

On April 4, 2023, following the receipt of the Proposal, the Board formed the Special Committee, comprised entirely of independent and disinterested directors of the Company, including for purposes of MI 61-101, being Neil A. Klompas (Chair), Simon G. Best, Gary J. Bridger and Timothy S. Wach, to, among other things, assess the proposed transaction and other alternatives available to the Company (collectively, the “Review Process”). It was also determined that the mandate of the Special Committee would be to, among other things, (i) oversee the Company’s consideration, review, negotiations and process in connection with and deal with all matters pertaining to the Proposal and the Review Process, (ii) negotiate, or provide oversight and supervision over negotiations, including the evaluation of the terms, conditions and execution risks of the Proposal and of any other or related transaction that may become available as a result of the Review Process, (iii) determine if and when

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confidential information may be made available to prospective buyers, and the terms on which it may be made available, (iv) retain, at the Company’s expense, such financial and professional advisors as the Special Committee considers appropriate, and determine the remuneration of such advisors, (v) supervise the preparation by the Special Committee’s financial advisor of a formal valuation and opinion and review with such financial advisor the key factors, methodologies and assumptions used in preparing such valuation and opinion as the Special Committee considers necessary and appropriate, (vi) consult with the management and advisors, all in such manner as the Special Committee considers appropriate in the circumstances, (vii) approve and authorize management of the Company to issue news releases and any other public disclosure relating to any other proposals as the Special Committee believes fit, after consultation, if and to the extent the Special Committee determines is appropriate, with the Board and appropriate members of management of the Company, (viii) authorize and direct management of the Company as to actions that are necessary or desirable, including authorize and direct the execution of any confidentiality, engagement or other agreement with any party or professional advisors and such other documents and agreements as it considers necessary or desirable, and (ix) take such other actions as the Special Committee shall consider necessary or desirable in order to carry out its mandate.

On April 4, 2023, the Special Committee instructed management of the Company to conduct an initial outreach, with the assistance of the chairman of the Special Committee, to various investment banks to act as an independent financial advisor to the Special Committee. As part of such outreach, five investment banks were invited to submit proposals to act as financial advisor to the Special Committee and/or independent valuator. All five banks were considered reputable, with relevant Nasdaq and biotech experience, and understood to have Canadian counterparts with the ability to perform a formal valuation in accordance with MI 61-101. Of these, two investment banks submitted detailed proposals. In connection with the selection process, candidates were required to disclose to the Special Committee details regarding their relationships with the Company and Thomvest and its affiliates, including the Purchaser, so that the Special Committee could assess the materiality of any relationships for purposes of independence.

The Special Committee met on April 20, 2023 to, among other things, discuss its mandate and duties. During such meeting, Stikeman Elliott advised the members of the Special Committee of their duties and responsibilities in their review and evaluation of the proposed transaction. All members of the Special Committee confirmed that other than in their capacity as directors of the Company, they had no other dealings, relationships, or family or business relationships, with Thomvest and its affiliates, including the Purchaser and were otherwise “independent directors” for the purposes of MI 61-101.

On April 24, 2023, the chairman of the Special Committee interviewed the two investment bank candidates that had submitted formal proposals and provided their credentials to serve as the Special Committee’s financial advisor, each of which was also prepared to act alternatively as independent valuator, in connection with the Arrangement.

On April 26, 2023, the Special Committee met with Stikeman Elliott, with Ms. Marie Iskra and Mr. Bruce Pritchard also in attendance, to review and discuss the proposals received from the two potential financial advisors and independent valuators and to consider each candidate’s qualifications, credentials and relevant experience. With the assistance of Stikeman Elliott, the Special Committee also considered the independent requirements for valuators under MI 61-101, reviewed the criteria it considered to be important in selecting an independent valuator and reviewed the disclosures made in each proposal regarding independence and additional considerations with respect to the independence of each candidate.

On May 8, 2023, the Special Committee determined to retain BMO Capital Markets as its independent financial advisor and valuator to provide a formal valuation of the Shares in accordance with MI 61-101. In particular, the Special Committee was satisfied that BMO Capital Markets, through its experience and credentials, had the appropriate qualifications to act as independent valuator in the context of the proposed transaction and determined that BMO Capital Markets was qualified for purposes of MI 61-101 to provide the Formal Valuation and Opinion. In connection with such determination, the Special Committee gave regard to the factors specified in the Companion Policy to MI 61-101 and assessed the information provided by BMO Capital Markets to the Special Committee regarding its relationships with the Company and Thomvest and its affiliates, including the Purchaser, and determined that such relationships were not material and would not reasonably interfere with the

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exercise of BMO Capital Markets’ independent judgment in respect of the Arrangement and other transactions contemplated by the Arrangement Agreement. The Special Committee also considered that no part of BMO Capital Markets’ fee would be contingent upon the conclusions reached in the Formal Valuation and Opinion, or the outcome of the Arrangement or any other transaction. The Company announced the Special Committee’s retention of BMO Capital Markets as its independent financial advisor and valuator by press release on May 8, 2023.

In light of the Purchaser’s previous indication to the Special Committee that it is only interested in acquiring the Minority Shares, it does not have any interest in selling the Shares that it owns and it would not support any refinancing, recapitalization, sale, merger or other transaction involving the Company, the Special Committee acknowledged that the range of alternatives available to be considered by it as well as the parameters of its process would be limited accordingly. However, notwithstanding such disclosure by the Purchaser, the Special Committee determined it was appropriate in the circumstances to conduct discussions with the Company’s management to obtain further details with respect to its views regarding the Company’s prospects, including forecasts and related risks and uncertainties, and to consider viable alternatives that may be available to the Company and any prior approaches by a third party in respect of a sale transaction. The Special Committee further determined it would be appropriate in the circumstances to work with BMO Capital Markets to canvass market interest prior to making a recommendation to the Board regarding the proposed transaction.

The Special Committee instructed BMO Capital Markets to approach third parties that might be interested in pursuing a competing transaction. On May 25, 2023, at the direction of the Special Committee, BMO Capital Markets initiated a market outreach process on behalf of the Special Committee and identified two groups of potential counterparties for the outreach: (a) parties with potential interest in G protein-coupled receptors (GPCRs) and (b) parties with ability and potential interest in utilizing the Company’s tax losses. Consistent with the Special Committee’s directives, BMO Capital Markets contacted a total of 32 parties as part of the outreach. The outreach included a description of the business opportunity and the Proposal. A limited number of third parties engaged with BMO Capital Markets and indicated an interest in a possible transaction with the Company; however, such parties ultimately passed on the opportunity. Moreover, no third party contacted BMO Capital Markets or the Company expressing interest in pursuing an acquisition of the Company or the Shares following the public announcement of the proposed transaction with the Purchaser.

More generally, the Special Committee held ten formal meetings between April 4, 2023 and July 11, 2023 in the course of the Review Process. The Special Committee also held informal discussions with the Company’s management (including Bruce Pritchard, Chief Executive Officer, Patrick Sartore, President and Marie Iskra, General Counsel and Nicole Rusaw, Chief Financial Officer) and the Special Committee’s legal and financial advisors on numerous occasions outside regularly scheduled meetings during such period. At each meeting of the Special Committee in which members of the Company’s management were present, the Special Committee also met in camera without management.

On May 24, 2023, an initial draft of the Arrangement Agreement was provided by Torys, counsel to the Purchaser, to Stikeman Elliot, counsel to the Company.

On June 2, 2023, the Special Committee met with Stikeman Elliott and members of the Company’s management to discuss the main terms of the draft Arrangement Agreement provided by Torys. At such meeting, Stikeman Elliott presented the Special Committee with a summary analysis of the main terms of the draft Arrangement Agreement. Following such meeting, Stikeman Elliott and Cooley prepared an initial revised version of the Arrangement Agreement based on the input received from the Special Committee, which revised version was delivered to the Special Committee on June 20, 2023. From this date and until July 11, 2023, the date on which the Arrangement Agreement was executed, the Company, the Special Committee and the Purchaser, together with their respective advisors, negotiated the terms and conditions of the Arrangement Agreement, including the Company’s representations and warranties, closing conditions, non-solicitation covenants, deal protection measures and termination provisions, and the Voting Agreements and other definitive agreements.

On June 20, 2023, the Special Committee met with representatives of BMO Capital Markets, Stikeman Elliott and Cooley. Management of the Company was also at such meeting. During this meeting, at the

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request of the Special Committee, BMO Capital Markets provided the Special Committee with an update regarding the status of BMO Capital Markets’ valuation of the Shares, including a review of BMO Capital Markets’ preliminary financial analyses, which were subject to further refinement and additional information from the Company, and an overview of the outstanding information that had been requested from the Company in order to inform BMO Capital Markets’ valuation of the Shares.

During the period from June 22, 2023 to June 28, 2023, at the direction of the Special Committee, BMO Capital Markets discussed the potential transaction with the Purchaser’s financial advisor, Langstaff & Co., to negotiate an improved per Share purchase price, indicating the Special Committee’s position, based on an evaluation it had conducted with the assistance of its advisors, that the proposed purchase price of US$7.50 per Share was inadequate in the circumstances.

On June 28, 2023, following such discussions between the financial advisors, the chairman of the Special Committee also had discussions with Eugene Siklos, in his capacity as president of Thomvest, regarding the offered purchase price, with a view to increasing the consideration payable for the Minority Shares. While the Purchaser initially indicated that it would not be prepared to increase the offered purchase price, in the course of subsequent discussions, the Purchaser proposed a revised purchase price of US$8.25 in cash per Share. Such revised purchase price was informally discussed with the chairman of the Special Committee and representatives of BMO Capital Markets. The Special Committee determined that the revised purchase price of US$8.25 in cash per Share was inadequate and the chairman of the Special Committee informed the Purchaser that it was seeking a purchase price of at least US$8.50 in cash per Share.

On June 28, 2023, after further negotiations, the Purchaser informed the chairman of the Special Committee that it would be willing to increase the consideration payable for the Minority Shares to US$8.50 in cash per Share (the ”Revised Proposal”), representing an increase of US$1.00 per Share or a 13% increase from its initial Proposal, subject to negotiating and finalizing the other terms of the Arrangement Agreement and Plan of Arrangement. From the date of the Revised Proposal, the Company, including the Special Committee, and the Purchaser, together with their respective advisors, negotiated the terms and conditions of the Arrangement Agreement, the Plan of Arrangement, the Voting Agreements and other definitive transactions documents. Such negotiations continued until July 11, 2023.

On July 11, 2023, the Special Committee met with representatives of BMO Capital Markets, members of the management of the Company, Stikeman Elliott and Cooley. During this meeting, Stikeman Elliott reviewed with the Special Committee the negotiating process conducted in the previous weeks between the Company and the Purchaser, with the advice of their respective legal counsel. Stikeman Elliott further provided the Special Committee with an overview of the material terms and conditions as set out in the transaction documents, including the Arrangement Agreement, the Voting Agreements and other definitive agreements, as at such date. Also at this meeting and at the request of the Special Committee, BMO Capital Markets reviewed with the Special Committee its financial analysis of the Shares and the Consideration and rendered an oral opinion, confirmed by delivery of the written Formal Valuation and Opinion dated July 11, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the Formal Valuation and Opinion, the fair market value of the Shares, determined on an en bloc basis as required by MI 61-101, was in the range of US$5.00 to US$15.00 per Share and also rendered an oral opinion, confirmed by delivery of the written Formal Valuation and Opinion dated July 11, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the Formal Valuation and Opinion, the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to such holders.

Following the presentations by the Special Committee’s advisors, the members of the Special Committee discussed the presentations and materials provided to them and deliberated on the merits of the proposed transaction. After, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”, the Special Committee finalized its report and recommendation to the Board of the Company, and

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unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

Following the meeting of the Special Committee, on July 11, 2023, the Board of Directors (other than the Recusing Directors) reconvened, and on the unanimous recommendation of the Special Committee in favour of the Arrangement and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors - The Arrangement - Reasons for the Recommendation of the Special Committee and the Board”, the Board of Directors (other than the Recusing Directors) unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

The Arrangement Agreement, the Voting Agreements and the other definitive transaction agreements were then finalized and executed during the evening of July 11, 2023, and a press release announcing the execution of the Arrangement Agreement was issued early in the morning of July 12, 2023, prior to the opening of the markets.

Liminal BioSciences Purpose and Reasons for the Arrangement

The Special Committee and the Board (other than the Recusing Directors) have determined that the Arrangement is in the best interests of the Company and fair to the Minority Shareholders. In deciding to recommend the Arrangement to the Minority Shareholders, the Board (other than the Recusing Directors), following receipt of the unanimous recommendation of the Special Committee, carefully considered, among other things, the matters discussed below under the heading “Special Factors – Reasons for the Recommendation of the Special Committee and the Board”.

As discussed below under “Special Factors – Reasons for the Recommendation of the Special Committee and the Board”, the Consideration to be paid to the Minority Shareholders of US$8.50 in cash per Minority Share represents a 135% premium to the closing price of the Shares on the Nasdaq on April 4, 2023 (the last full trading day prior to the public announcement of the Proposal to acquire the Minority Shares), a 44% premium to the closing price of the Shares on the Nasdaq on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial Proposal.

After, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Special Committee and the Board of Directors (other than the Recusing Directors) determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommended that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

Reasons for the Recommendation of the Special Committee and the Board

Reasons for the Recommendation

In evaluating the Arrangement, the Special Committee consulted with the Company’s management and the Special Committee’s legal and financial advisors and carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and in determining that the Arrangement is in the best interests of the Company and fair to the Minority Shareholders, the Special Committee considered and relied upon a number of substantive factors, including the following:

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Business Issues and Trends

•

In concluding that the Arrangement is in the best interests of the Company, the Special Committee and the Board considered, among other things, the volatility of the current global economy and the challenging capital market conditions. The price of the Shares historically has been subject to a relatively high degree of volatility. Current macroeconomic conditions considered by the Special Committee and the Board include, among others, the continued adverse impact of inflation and the low trading prices and high volatility of publicly listed biopharmaceutical companies. Market conditions and business performance may prevent the Company from having access to the public markets on a timely basis or at all in the future.

•

The Arrangement is the most favorable strategic alternative available to the Company at this time. The Special Committee, with the assistance of the Company’s management and the Special Committee’s legal and financial advisors, considered extensive information concerning the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, and assessed the relative benefits and risks of the Arrangement compared to the status quo. In considering the status quo as an alternative to pursuing the Arrangement, the Special Committee assessed the Company’s current business plan, current and anticipated future opportunities, and the risks associated with the financing and development of the Company’s product development programs.

•

The Special Committee considered the financial situation of the Company and its requirement for significant additional funding to finance its operations, which may not be available on acceptable terms, if at all. Raising additional capital may dilute shareholders ownership interests, and the terms of any additional securities may include preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If the Company raises funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, the Company may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates, to grant licenses on terms that may not be favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its R&D programs, clinical trials or grant rights to develop and market product candidates that the Company would otherwise develop and market itself.

•

The achievement of the Company’s standalone plan has been and would continue to be subject to numerous risks and uncertainties related to Regulatory Approvals and market acceptance of the Company’s pipeline. There is uncertainty regarding the Company’s product candidates, which may not succeed in preclinical or clinical testing and may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria. There is no guarantee that the Company will succeed in developing and commercializing or partnering product candidates, controlling its expenses and developing additional product candidates, and, therefore, the Company may never become profitable.

Consideration Payable to Minority Shareholders and Liquidity

•

The Consideration to be paid to the Minority Shareholders of US$8.50 in cash per Minority Share represents a 135% to the closing price of the Shares on the Nasdaq on April 4, 2023 (the last full trading day prior to the public announcement of the Proposal), a 44% premium to the closing price of the Shares on the Nasdaq on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial Proposal.

•

The Formal Valuation and Opinion, dated July 11, 2023, which indicated a fair market value range for Shares, as of July 11, 2023, of US$5.00 to US$15.00 and the fairness, from a financial point of view, as of July 11, 2023, of the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement, based on

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and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described therein, which the Special Committee adopted as its own in evaluating the Arrangement.

•

The payment to the Minority Shareholders pursuant to the Arrangement will be all cash, which will provide Minority Shareholders with certainty of value and immediate liquidity at a price that may not otherwise be available, in particular in the short to medium term, in the absence of the Arrangement.

•

The Minority Shareholders currently have limited liquidity for their Shares and it is unlikely that significant numbers of Shares could be offered on the public market without causing some downward pressure on pricing and/or delays finding buyers for the Shares. The Arrangement provides an opportunity for the Minority Shareholder to realize a return on their investment at a fair price.

No Likely Prospect of a Competing Alternative Transaction

•

The Purchaser, which beneficially owns approximately 61% of the Shares, clearly stated in its Proposal (which was publicly announced on April 5, 2023) that it is only interested in acquiring the Minority Shares, it does not have any interest in selling the Shares that it owns and it would not support any refinancing, recapitalization, sale, merger or other transaction involving the Company.

•

The market canvass conducted by BMO Capital Markets at the direction and under the supervision of the Special Committee failed to yield any offer to acquire the Shares or the assets of the Company and no expression of interest or proposal has been received from any third party following the April 5, 2023 announcement of the Proposal.

•	Accordingly, the Special Committee concluded that there is no likely prospect of a competing alternative transaction to the Arrangement.

Procedural Safeguards and Fairness

•

The Arrangement Agreement is the result of a robust arms-length negotiation process that was undertaken between the Special Committee, together with the assistance of its advisors, on the one hand, and Thomvest and its advisors, on the other hand. The Special Committee had the authority not to recommend the Arrangement or any other transaction to the Board and to identify, evaluate, negotiate and make recommendations to the Board regarding any alternative transaction. The Special Committee held over ten formal meetings to consider and review the terms of the Arrangement and its members were appropriately compensated for their services and their compensation was in no way contingent on their approving the Arrangement Agreement or taking the other actions described herein. The Special Committee was comprised solely of independent or disinterested directors who are unrelated to Thomvest and are “independent directors” for purposes of MI 61-101, and advised by experienced and qualified independent legal and financial advisors. The advice received by the Special Committee included detailed financial advice and analysis from BMO Capital Markets, a highly qualified independent financial advisor and valuator, including with respect to the current state of the capital markets from a current macroeconomic point of view, and within the biotechnology sector, as well as the receipt of the Formal Valuation and Opinion from BMO Capital Markets prepared in accordance with MI 61-101.

•

The Arrangement will become effective only if the Arrangement Resolution is approved by (i) at least two-thirds (66 2⁄3%) of the votes cast by Shareholders present or represented by proxy at the Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Minority Shareholders present or represented by proxy at the Meeting.

•

Completion of the Arrangement is subject to the approval of the Court, after considering the procedural and substantive fairness of the Arrangement at a hearing at which Minority Shareholders and certain others are entitled to be heard.

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•

Registered Minority Shareholders as at the Record Date who do not vote in favour of the Arrangement Resolution and who follow the procedures described under “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights” will be entitled to exercise Dissent Rights with respect to the Arrangement Resolution and receive “fair value” for their Shares as determined by the Court.

•	The Arrangement Agreement permits the Board to change its recommendation that Minority Shareholders vote in favour of the Arrangement in the event of a Superior Proposal.

•

The Special Committee considered the compensation arrangements of BMO Capital Markets, in particular that BMO Capital Markets was engaged to provide the Formal Valuation and Opinion on a fixed fee basis that was not contingent on the conclusions reached therein or the completion of the Arrangement or any other transaction.

Terms of the Arrangement Agreement

•

The terms and conditions of the Arrangement Agreement, which were extensively negotiated at arm’s-length by the Special Committee, together with the assistance of its legal counsel and financial advisor, on the one hand, and Thomvest and its legal counsel and financial advisor, on the other hand, including the reasonableness of the representations, warranties and covenants of the Parties, the reasonableness of the restrictions on the conduct of the Company’s business until the completion of the Arrangement, the conditions to the respective obligations of the Parties and the amount of the Termination Fee payable by the Company in certain circumstances, are fair to the Company.

Deal Certainty

•

Completion of the Arrangement is subject to a limited number of conditions which the Special Committee believes are reasonable under the circumstances; particularly, the completion of the Arrangement is not subject to any due diligence or financing condition.

•	Completion of the Arrangement is not subject to the approval of the Arrangement by the members or holders of any share capital or comparable equity interest of the Purchaser.

Key Risks and Countervailing Factors Inherent in the Arrangement

In considering the Arrangement, the Special Committee also considered certain risks of entering into the Arrangement Agreement and potential negative factors that the Arrangement posed to the Company and the Minority Shareholders, including the following:

•

The Arrangement is subject is certain conditions that may be outside the control of the Company, including, without limitation, the receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

•

Each of the Purchaser and the Company has the right to terminate the Arrangement Agreement in certain circumstances, including in the event of a Material Adverse Effect. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either the Purchaser or the Company before the completion of the Arrangement.

•

The Arrangement Agreement imposes certain restrictions on the conduct of the Company’s business during the period between the execution of the Arrangement Agreement and the consummation of the Arrangement or the termination of the Arrangement Agreement.

•

There are risks to the Company if the Arrangement is delayed or not completed for any reason, including in the event the Company does not obtain the Required Shareholder Approval or the Final Order in a timely order or at all, including the costs to the Company of pursuing the Arrangement, the potential for suits, actions or proceedings in respect of the Arrangement Agreement or the Arrangement, the diversion of management’s attention from

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conducting the Company’s business in the ordinary course, the potential impact on the Company’s current business relationships (including with employees, suppliers and industry partners), the potential loss of value to the Shareholders and the possible reduction of the trading price of the Shares.

•

The Arrangement will be a taxable transaction and, as a result, Minority Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

•

The Purchaser may realize benefits of maintaining an investment in the Company following completion of the Arrangement, including any benefits that may result from any improvement in the Company’s financial results. The Arrangement would eliminate the opportunity for Minority Shareholders to participate in the potential benefits of a continued investment in the Company.

The Special Committee did not consider the net book value, which is an accounting concept, for purposes of reaching its position on the fairness of the consideration, because, in the view of the Special Committee, net book value is indicative of neither the Company’s market value nor its value as a going concern, but rather is an indicator of historical costs. Further, the Special Committee did not consider the liquidation value of the Company for purposes of reaching its position on the fairness of the consideration, because it considers the Company to be a viable going concern and therefore does not consider liquidation value to be a relevant methodology.

The Special Committee was not aware of any firm offer, proposal or indication of interest for a merger, sale of all or substantial part of the Company’s assets, or a purchase of a controlling amount of the Company’s securities having been received by the Company from affiliated persons or third parties during the two years preceding the signing of the Arrangement Agreement, other than the proposals from Thomvest as described herein. The Special Committee did not consider purchase prices previously paid for Shares in the past two years because, to the knowledge of the Special Committee, any such purchases would have been made at the then-current market or trading prices of such Shares and do not necessarily reflect the present market value of the Shares.

The Special Committee did not retain an unaffiliated representative to act solely on behalf of the Minority Shareholders for purposes of negotiating the terms of the Arrangement. The Special Committee was comprised entirely of independent and disinterested directors with respect to the Arrangement and who are “independent directors” for the purposes of MI 61-101 and are non-executives of the Company and unaffiliated with Thomvest and its affiliates, including the Purchaser. In addition, the Special Committee retained its own legal and financial advisors in connection with the Arrangement.

The Special Committee concluded that the potential benefits that it expected the Minority Shareholders would achieve as a result of the Arrangement outweighed the risks and potentially negative factors relevant to the Arrangement. The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its conclusions and making its recommendations, but includes a summary of the material information, factors and analysis considered by the Special Committee in reaching such conclusions and making such recommendations. The members of the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business of Liminal BioSciences and the industry in which Liminal BioSciences operates and of the Company’s financial condition and prospects and were assisted in this regard by the Company’s management and the Special Committee’s legal and financial advisors. Accordingly, after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various matters, the Special Committee unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive of the factors considered by the Special Committee in reaching its

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conclusions and making its recommendations, but includes a summary of the material information, factors and analysis considered by the Special Committee in reaching such conclusions and making such recommendations. In view of the numerous factors considered in connection with its evaluation of the Arrangement, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its decision. In addition, individual members of the Special Committee may have given different weights to different factors. The respective conclusions and unanimous recommendation of the Special Committee were made after considering all of the information and factors involved.

The foregoing includes forward-looking information and Shareholders are cautioned that actual results may vary. See “Forward-Looking Information” and “Risk Factors”.

Determinations and Recommendation of the Special Committee and the Board

Recommendation of the Special Committee

After, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors - Reasons for the Recommendation of the Special Committee and the Board”, the Special Committee finalized its report and recommendation to the Board of the Company, and unanimously determined (i) that the Arrangement is fair to the Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and unanimously recommended that the Board approve the Arrangement and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

Recommendation of the Board

The Board of Directors (other than the Recusing Directors), on the unanimous recommendation of the Special Committee in favour of the Arrangement and after, among other things, receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of the various matters discussed under the heading “Special Factors—The Arrangement—Reasons for the Recommendation of the Special Committee and the Board”, unanimously determined (i) that the Arrangement is fair to Minority Shareholders and (ii) that the Arrangement and the entering into of the Arrangement Agreement is in the best interests of the Company, and recommends that the Minority Shareholders vote IN FAVOUR of the Arrangement Resolution.

In adopting the Special Committee’s recommendations and concluding that the Arrangement is in the best interests of the Company and fair to the Minority Shareholders, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted as its own the Special Committee’s analysis and conclusions in their entirety.

Compensation of the Special Committee

The Board of Directors (other than the Recusing Directors) has approved the payment to the members of the Special Committee of a monthly retainer fee of C$1,500 per member (including the chairman of the Special Committee).

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Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator

Formal Valuation and Opinion

In connection with the proposed Arrangement, the Special Committee requested that BMO Capital Markets prepare a formal valuation of the Shares as required under MI 61-101 and evaluate the fairness, from a financial point of view, of the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates). On July 11, 2023, at a meeting of the Special Committee held to evaluate the proposed Arrangement, BMO Capital Markets rendered an oral opinion, confirmed by delivery of the written Formal Valuation and Opinion dated July 11, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the Formal Valuation and Opinion, the fair market value of the Shares, determined on an en bloc basis as required by MI 61-101, was in the range of US$5.00 to US$15.00 per Share and also rendered an oral opinion, confirmed by delivery of the written Formal Valuation and Opinion dated July 11, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the Formal Valuation and Opinion, the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to such holders. The full text of the Formal Valuation and Opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Appendix E to this Circular and is incorporated by reference herein. The description of the Formal Valuation and Opinion set forth below is qualified in its entirety by reference to the full text of the Formal Valuation and Opinion.

The Formal Valuation and Opinion was provided to the Special Committee (in its capacity as such) for its benefit and use in evaluating the Consideration from a financial point of view as of July 11, 2023. The Formal Valuation and Opinion did not address the relative merits of the Arrangement as compared to any strategic alternatives or other transactions or business strategies that may be available to the Company, nor did BMO Capital Markets express any opinion on the structure, terms or effect of any other aspect of the Arrangement or the other transactions contemplated by the Arrangement Agreement. Furthermore, the Formal Valuation and Opinion does not constitute a recommendation as to how any securityholder or any other party should vote or act on any matter relating to the Arrangement and was not a recommendation to the Special Committee or the Board to enter into the Arrangement Agreement or to proceed with the Arrangement or a recommendation with respect to any other action the Special Committee, the Board, any securityholder or any other party should take in connection with the Arrangement Agreement or otherwise.

Engagement of BMO Capital Markets

The Special Committee first contacted BMO Capital Markets on April 10, 2023 regarding a possible engagement of BMO Capital Markets in connection with the Arrangement. BMO Capital Markets was formally engaged by the Special Committee to prepare the Formal Valuation and Opinion pursuant to an engagement letter dated May 7, 2023. The terms of BMO Capital Markets’ engagement letter provide for: (i) an engagement fee of C$500,000 in cash upon the execution of such engagement letter; (ii) a work fee of C$250,000 per month in cash commencing on June 7, 2023, with the first C$500,000 payable creditable against any opinion or valuation fees payable; and (iii) an opinion and/or valuation fee of C$1,000,000 in cash upon advising the Special Committee that BMO Capital Markets was prepared to deliver the Formal Valuation and Opinion to the Special Committee. In addition, BMO Capital Markets will be reimbursed for reasonable out-of-pocket expenses, including reasonable fees of its legal counsel, and will be indemnified by the Company in connection with BMO Capital Markets’ engagement. No part of BMO Capital Markets’ fee is contingent upon the conclusions

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reached in the Formal Valuation and Opinion, or the outcome of the Transaction or any other transaction.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America, and globally, involving public companies in various industry sectors, including the healthcare and biotechnology industries generally, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Arrangement.

The Formal Valuation and Opinion are as of July 11, 2023 and the issuance thereof has been approved by an internal committee of BMO Capital Markets, consisting of directors and officers experienced in mergers and acquisitions, divestitures, valuations and fairness opinions. The Formal Valuation and Opinion have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of CIRO, but CIRO has not been involved in the preparation or review of the Formal Valuation and Opinion.

Independence of BMO Capital Markets

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Company, the Purchaser, Thomvest or their respective associated or affiliated entities and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Purchaser, Thomvest, the interested parties, their respective associated or affiliated entities, or the Arrangement. As used in this section, “affiliated entity,” “associated entity,” “issuer insider” and “interested parties” shall have the meanings ascribed to them in MI 61-101.

In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal, or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the interested parties or their respective associated or affiliated entities.

None of BMO Capital Markets, Bank of Montreal or any of their affiliated entities:

•	is an associated or affiliated entity or issuer insider of an interested party;

•	acts as an adviser to an interested party in respect of the Arrangement;

•

is entitled to compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Formal Valuation and Opinion or the outcome of the Arrangement;

•

is a manager or co-manager of a soliciting dealer group formed for the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

•	is the external auditor of an interested party;

•	has a material financial interest in the completion of the Arrangement;

•	during the 24 months before BMO Capital Markets was first contacted by the Special Committee in respect of the Arrangement, had a material involvement in an evaluation,

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appraisal or review of the financial condition of the Company or any of its associated or affiliated entities, acted as a lead or co-lead underwriter of a distribution of securities of the Company, the Purchaser, Thomvest or any of their respective affiliated entities or had a material financial interest in any transaction involving the Company, the Purchaser, Thomvest or any of their respective affiliated entities; or

•	is a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement.

As disclosed to the Special Committee, BMO Capital Markets, Bank of Montreal and their affiliated entities provide corporate and commercial banking and trading services to Thomson Reuters Corporation, an entity of which the Chairman and Founder of the Purchaser is a director. Bank of Montreal is a lender to Thomson Reuters Corporation and its subsidiaries with respect to (i) a US$350 million treasury facility and (ii) a US$750 million treasury facility.

There are no agreements or understandings between BMO Capital Markets and any interested parties in the Arrangement concerning future business relationships.

Scope of Review

In connection with rendering the Formal Valuation and Opinion, BMO Capital Markets reviewed, considered and relied upon (subject to the exercise of its professional judgment, without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:

•	annual information forms, and audited consolidated financial statements of the Company, for the three years ended and as at December 31, 2022, December 31, 2021, and December 31, 2020;

•

management discussions and analysis of the financial condition and results of the operations of the Company, for the three years ended and as at December 31, 2022, December 31, 2021, and December 31, 2020;

•	quarterly reports and unaudited interim financial statements of the Company for the applicable reporting periods since December 31, 2022;

•	information related to the Company as provided by management of the Company contained in a virtual data room;

•	projected financial information for the Company, dated June 2023, for the fiscal years ending December 31, 2023 to December 31, 2045, prepared by the management of the Company;

•

discussions with senior officers of the Company with respect to potential operating, financial and tax synergies that could accrue to a purchaser of the Company, including the Purchaser, and related information on corporate overhead costs and tax assets;

•	a draft, dated July 11, 2023, of the Arrangement Agreement, including the plan of arrangement;

•	a draft form of the Voting Agreements to be entered into by the directors and executive officers of the Company with the Purchaser;

•

representations contained in a letter, dated July 11, 2023, addressed to BMO Capital Markets and signed by the Chief Executive Officer and Chief Financial Officer of the Company (the “Company Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Formal Valuation and Opinion are based;

•	discussions with members of the Special Committee and its legal counsel;

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•

various research publications prepared by equity research analysts and independent market researchers regarding the healthcare and biotechnology industries, the Company, and other selected public companies considered relevant;

•	public information relating to the business, operations, financial performance and share trading history of the Company and other selected public companies considered relevant;

•	public information with respect to selected precedent transactions considered relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.

To its knowledge, BMO Capital Markets was not denied access to any information requested by BMO Capital Markets by the Company.

Prior Valuations

The Company represented to BMO Capital Markets after due inquiry that there had been no prior valuations (as defined in MI 61-101) of the Company or its material assets or securities in the 24-month period preceding the date of the Formal Valuation and Opinion.

Assumptions and Limitations

BMO Capital Markets relied upon, and assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained from public sources or provided by the Company (including those representations contained in the Company Certificate) or any of its subsidiaries or directors, officers, employees, consultants, advisors and representatives, including information, data, and other materials filed on SEDAR (collectively, the “Company Information”). The Formal Valuation and Opinion were conditional upon the completeness, accuracy and fair presentation of such Company Information. Subject to the exercise of its professional judgment, BMO Capital Markets did not attempt to verify independently the completeness, accuracy or fair presentation of the Company Information.

BMO Capital Markets assumed that the forecasts, projections, estimates and budgets of the Company provided to or discussed with BMO Capital Markets and used in its analyses were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the matters covered thereby. BMO Capital Markets expressed no opinion with respect to any such forecasts, projections, estimates or budgets or the assumptions on which they were based.

The Chief Executive Officer and Chief Financial Officer of the Company represented to BMO Capital Markets in the Company Certificate, among other things, that: (i) the Company Information provided orally by an officer or employee of the Company or in writing by the Company or any of its subsidiaries or any of its or their representatives to BMO Capital Markets for the purpose of preparing the Formal Valuation and Opinion was, at the date such Company Information was provided to BMO Capital Markets, and as of the date of the Formal Valuation and Opinion, complete, true and correct in all material respects, and did not contain any misrepresentation; and (ii) since the dates on which such Company Information was provided to BMO Capital Markets, except as disclosed orally by, or in the presence of, an officer of the Company at an organized management or due diligence meeting held in person or by telephone or video conference, or in writing by the Company or any of its subsidiaries or their respective directors and officers, to BMO Capital Markets, to the best of the knowledge, information and belief of such officers after due inquiry, there were no material changes, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change occurred in such information or any part thereof that could have or could reasonably be expected to have a material effect on the Formal Valuation and Opinion.

BMO Capital Markets assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Arrangement would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and

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consents, no restrictions, terms, or conditions would be imposed that would be material to the Formal Valuation and Opinion or BMO Capital Markets’ analyses. BMO Capital Markets also assumed that the executed Arrangement Agreement and the Voting Agreements would not differ in any material respect from the draft or form that BMO Capital Markets reviewed, and that the Arrangement would be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that would in any way be material to the Formal Valuation and Opinion or BMO Capital Markets’ analyses, that the representations and warranties of each party contained in the Arrangement Agreement would be true and correct in all material respects, that each party would perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver or modification.

The Formal Valuation and Opinion were rendered, and related analyses were performed, on the basis of securities markets, economic, financial, general business conditions and effective tax rates prevailing as of July 11, 2023 and the condition and prospects, financial and otherwise, of the Company, its subsidiaries and other material interests as they were reflected in the Company Information reviewed by BMO Capital Markets and as represented to BMO Capital Markets in discussions with management of the Company and its representatives. In its analyses and in preparing the Formal Valuation and Opinion, BMO Capital Markets made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

BMO Capital Markets is not a legal, tax, accounting or regulatory advisor and was not engaged to review any legal, tax, accounting or regulatory aspects of the Arrangement and the Formal Valuation and Opinion did not address any such matters. BMO Capital Markets is a financial advisor and valuator and relied upon, without independent verification, the assessments of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters.

The Formal Valuation and Opinion were provided as of July 11, 2023, and, except as required by section 6.4(2)(c) of MI 61-101, BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation and Opinion of which it may become aware after July 11, 2023. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation and Opinion after such date, BMO Capital Markets reserves the right to change, modify or withdraw the Formal Valuation and Opinion.

The Formal Valuation and Opinion and related analyses were prepared and provided for the use and benefit of the Special Committee and the Board (in their capacities as such) in evaluating the Consideration from a financial point of view.

BMO Capital Markets makes no recommendation as to how any security holder or any other person should vote or act on any matter relating to the Arrangement and was not a recommendation to the Special Committee or the Board to enter into the Arrangement Agreement or to proceed with the Arrangement or a recommendation with respect to any other action the Special Committee, the Board, any security holder or any other party should take in connection with the Arrangement Agreement or otherwise.

BMO Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the properties or facilities of the Company. Except for the Formal Valuation and Opinion, BMO Capital Markets did not prepare and was not furnished with a formal valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) or securities of the Company or any of its affiliates, and the Formal Valuation and Opinion should not be construed as such. BMO Capital Markets did not evaluate the solvency or fair value of the Company, the Purchaser or any other entity under any state, federal or provincial laws relating to bankruptcy, insolvency or similar matters. BMO Capital Markets was not requested to make, and it did not make, an independent evaluation of, and expressed no view or opinion as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting the Company or any other entity and BMO Capital Markets assumed that any such matters would not be material to or otherwise impact the Formal Valuation and Opinion or BMO Capital Markets’ analyses.

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The Formal Valuation was limited to the Fair Market Value (as defined below) of the Shares as of July 11, 2023 (to the extent expressly specified therein) and the BMO Capital Market’s opinion was limited to the fairness, from a financial point of view and as of July 11, 2023, of the Consideration (to the extent expressly specified therein). The Formal Valuation and Opinion did not address the relative merits of the Arrangement as compared to any strategic alternatives or other transaction or business strategies that may be available to the Company, nor did BMO Capital Markets express any opinion on the structure, terms or effect of any other aspect of the Arrangement or the other transactions contemplated by the Arrangement Agreement. BMO Capital Markets expressed no view or opinion as to the future trading price of the Shares. In addition, BMO Capital Markets did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of the Company, or any class of such persons, in connection with the Arrangement relative to the Consideration or otherwise.

BMO Capital Markets based the Formal Valuation and Opinion and related analyses upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Formal Valuation and Opinion. The preparation of a valuation and/or opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In its analyses, BMO Capital Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of the Formal Valuation and Opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical or directly comparable to the Company or the Arrangement and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.

The estimates contained in BMO Capital Markets’ analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, BMO Capital Markets’ analyses are inherently subject to substantial uncertainty.

BMO Capital Markets was not requested to, and it did not, recommend or determine the specific consideration payable in the Arrangement. The type and amount of consideration payable in the Arrangement were determined through negotiations between the Company and the Purchaser and the decision to recommend and enter into the Arrangement Agreement was solely that of the Board upon the recommendation of the Special Committee. The Opinion was only one of many factors considered by the Special Committee and the Board in their respective evaluations of the Arrangement and should not be viewed as determinative of the views of the Special Committee, the Board or the management of the Company with respect to the Arrangement or the Consideration.

Formal Valuation of the Shares

Definition of Fair Market Value

For purposes of the Formal Valuation, “Fair Market Value” means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

In accordance with MI 61-101, BMO Capital Markets made no downward adjustment to the Fair Market Value of the Shares to reflect the liquidity of the Shares, the effect of the Arrangement on the Shares, or the fact that the Shares held by holders of Shares (other than the Purchaser and its affiliates) do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an en bloc valuation.

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Approach to Value

The Formal Valuation was based upon techniques and assumptions that BMO Capital Markets considered appropriate in the circumstances for the purposes of arriving at a range of the Fair Market Value of the Shares. The Fair Market Value of the Shares was analyzed on a going concern basis to account for Company management’s long-term outlook for the Company and the GPR84 antagonist program. The Fair Market Value of the Shares was expressed on a per Share basis in U.S. dollars.

Formal Valuation Summary

The following table summarizes the range of the Fair Market Value of the Shares on an en bloc basis based on the methodologies described in the Formal Valuation. In arriving at the Fair Market Value of the Shares, BMO Capital Markets did not attribute specific quantitative weight to any particular valuation methodology. BMO Capital Markets made qualitative determinations based upon BMO Capital Markets’ experience and professional judgment and on prevailing circumstances as to the significance and relevance of each valuation methodology.

The following is a summary of the implied Fair Market Value of the Shares resulting from the three en bloc valuation methodologies employed:

	Based on Selected Precedent Transactions Analysis - Premia Paid		Based on Selected Precedent Transactions Analysis - Transaction Values		Based on Sum-of-the-Parts Analysis
	Low	High	Low	High	Low	High
Implied en bloc equity value per share	$6.15	$8.69	$5.93	$17.86	$3.34	$22.78

Formal Valuation Conclusion

Based upon and subject to the foregoing, BMO Capital Markets was of the opinion that, as at July 11, 2023, the Fair Market Value of the Shares, determined on an en bloc basis as required under MI 61-101, was in the range of US$5.00 and US$15.00 per Share.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement, BMO Capital Markets reviewed, considered and relied upon or carried out, among other things, the following:

•	a comparison of the Consideration offered in the Arrangement to the Fair Market Value range of the Shares determined in the Formal Valuation; and

•	such other information, investigations and analysis considered necessary or appropriate in the circumstances.

Comparison of the Consideration to the Fair Market Value of the Shares

Under the terms of the Arrangement, the Shareholders will receive $8.50 per Share, which is within the range of the Fair Market Value of the Shares as at July 11, 2023, as reflected in the Formal Valuation.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, and such other matters considered relevant, BMO Capital Markets was of the opinion that, as at July 11, 2023, the Consideration to be received by holders of Shares (other than the Purchaser and its affiliates) pursuant to the Arrangement was fair, from a financial point of view, to such holders.

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Other Materials

In addition to the Formal Valuation and Opinion, BMO Capital Markets also provided (i) an update to the Special Committee on June 9, 2023 (the “June 9, 2023 Special Committee Update”), (ii) preliminary discussion materials for the Special Committee on June 20, 2023 (the “June 20, 2023 Preliminary Discussion Materials”), (iii) a preliminary discounted cash flow sensitivity on June 21, 2023 (the “June 21, 2023 Preliminary DCF Sensitivity” and, together with the June 9, 2023 Special Committee Update and the June 20, 2023 Preliminary Discussion Materials, collectively, the “Preliminary BMO Materials”) and (iv) a presentation to the Special Committee on July 11, 2023 (the “July 11, 2023 Presentation” and, together with the Preliminary BMO Materials, collectively, the “Additional BMO Materials”).

The July 11, 2023 Presentation was provided by BMO Capital Markets to the Special Committee in connection with the delivery of the Formal Valuation and Opinion to the Special Committee on July 11, 2023 and primarily focused on the types of financial information contained in the Formal Valuation, utilizing, as applicable, procedures that were the same as those contained in the Formal Valuation. The June 20, 2023 Preliminary Discussion Materials primarily focused on the types of financial information contained in the July 11, 223 Presentation, utilizing procedures that were generally the same as those contained in the July 11, 2023 Presentation, which indicated, among other things, an approximate implied en bloc equity value of $6.15 to $9.05 per Share based on a selected precedent transactions analysis utilizing premia paid, $6.05 to $18.51 per Share based on a selected precedent transactions analysis utilizing transaction values and $5.30 to $20.41 per Share based on a sum-of-the-parts analysis, and the June 21, 2023 Preliminary DCF Sensitivity contained certain sensitivities to financial information contained in the June 20, 2023 Preliminary Discussion Materials related to the Company’s GPR84 antagonist program. The June 9, 2023 Special Committee Update contained an update regarding the Company’s market outreach and stated reasons of potential counterparties for declining to further evaluate a potential transaction involving the Company, in addition to a qualitative summary overview of the Company management’s forecasts for the Company.

To the extent applicable, the Additional BMO Materials were based on market data proximate to the date of such materials unless an earlier date was specified and were based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BMO Capital Markets and other publicly available information as of, the dates specified in such materials. Accordingly, the results of the preliminary financial considerations and other information included in the June 20, 2023 Preliminary Discussion Materials and the June 21, 2023 Preliminary DCF Sensitivity may have differed from the July 11, 2023 Presentation as a result of, among other things, changes in such financial, economic, monetary, market and other conditions and circumstances and information. BMO Capital Markets also continued to refine various aspects of such preliminary financial considerations and other information. The Preliminary BMO Materials did not constitute a valuation or opinion of, or recommendation by, BMO Capital Markets with respect to the Shares, a possible transaction or otherwise.

The Formal Valuation and Opinion will be filed as exhibits to the Schedule 13E-3 and will be made available for any interested Shareholder to inspect and copy at the Company’s executive offices during regular business hours.

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The Purchaser Filing Parties’ Purposes and Reasons for the Arrangement

The information under this heading has been provided by Thomvest for inclusion in this Circular in order to satisfy the requirements of Rule 13e-3 under the U.S. Exchange Act.

Under the rules of the SEC governing “going private” transactions, the Purchaser Filing Parties are required to describe their purposes and reasons for the Arrangement to the Company’s Unaffiliated Securityholders. The Purchaser Filing Parties are making the statements in this section of the Circular solely for the purpose of complying with those requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The views expressed by the Purchaser Filing Parties in this section or elsewhere in this Circular are not, and should not be construed to be, a recommendation to any of the Shareholders as to how they should vote on the Arrangement Resolution.

For the Purchaser Filing Parties, a primary purpose for the Arrangement is to permit the Purchaser to acquire all of the Minority Shares so the Company can be operated as a privately held company with a simplified ownership structure. If the Arrangement is completed, the Company will become a wholly-owned subsidiary of the Purchaser and the Purchaser will solely bear the risks, and be entitled to the benefits, of ownership of the Shares. As a result, the Shares will cease to be listed on the Nasdaq or otherwise publicly traded and will be deregistered under the U.S. Exchange Act.

The Purchaser Filing Parties believe that the Arrangement will provide the following benefits:

•	Simplifying ownership and operation of the Company will substantially increase the Company’s flexibility to adjust to these various industry challenges and risks.

•

The Purchaser Filing Parties will be better able to achieve a number of synergies, including the elimination of head office and public company expenses, and may potentially be able to finance the Company more efficiently and cost effectively through its own financing capabilities to achieve a much lower cost of financing than the Company could achieve on its own.

•

The Arrangement should not give rise to a loss restriction event, and following completion of the Arrangement, the Purchaser Filing Parties should be able to utilize the Company’s non-capital tax loss carry-forwards to offset future taxable income.

The Purchaser Filing Parties decided to undertake the going-private transaction at this time because they want to take advantage of the benefits of the Company being a privately held company as described above. The Purchaser Filing Parties did not actively consider any alternative transaction or pursue any other form of transaction because of its belief that structuring the transaction as a plan of arrangement was the most effective and direct way to acquire the Minority Shares and provide certain value to the Minority Shareholders.

The table below sets forth the beneficial ownership of Shares and resulting interests in the Company’s net book value and net loss of the Purchaser prior to and immediately after the consummation of the Arrangement, based on the Company’s net book value at June 30, 2023 and net loss for the six months ended June 30, 2023, as if the Arrangement were completed on such date:

	Prior to the Consummation of the Arrangement			After the Consummation of the Arrangement
(in thousands, except %)	% Ownership(1)	Net book value at June 30, 2023(1)	Net loss for the six months ended June 30, 2023(1)	% Ownership	Net book value at June 30, 2023	Net loss for the six months ended June 30, 2023

SALP	65.37%	C$14,039	C$10,834	100%	C$21,475	C$16,573

(1)

Calculated based on 3,644,270 Shares outstanding as of June 30, 2023, on a partially diluted basis, assuming the exercise of the Company Warrants held by SALP, and SALP’s ownership as of June 30, 2023 of 2,382,349 Shares (including 394,736 Company Warrants).

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The Purchaser Filing Parties’ Position as to the Fairness of the Arrangement

The information under this heading has been provided by the Purchaser Filing Parties for inclusion in this Circular in order to satisfy the requirements of Rule 13e-3 under the U.S. Exchange Act.

Under the rules of the SEC governing “going private” transactions, the Purchaser Filing Parties are required to express their belief as to the fairness of the Arrangement to the Company’s Unaffiliated Securityholders. The Purchaser Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. These statements are not, and should not be construed as, a recommendation to any Shareholder of the Company as to how that Shareholder should vote on the Arrangement Resolution.

The Purchaser Filings Parties did not participate in the Special Committee’s deliberations regarding the fairness of the Arrangement nor did the Purchaser Filing Parties have access to financial information prepared by the Special Committee’s independent financial advisor and valuator. The Recusing Directors recused themselves from all deliberations of the Board relating to the Arrangement. Furthermore, the Purchaser Filing Parties have not performed or prepared, nor engaged a financial advisor to perform or prepare, any report, opinion, appraisal, valuation or other analysis for the purpose of assessing the fairness of the Arrangement or the Consideration to the Purchaser Filing Parties, the Company or the Company’s unaffiliated security holders. The Purchaser Filing Parties believe, however, that the Arrangement is fair to the Company’s Unaffiliated Securityholders based on the following factors, among others:

•

represents a 135% to the closing price of the Shares on the Nasdaq on April 4, 2023 (the last full trading day prior to the public announcement of the Proposal), a 44% premium to the closing price of the Shares on the Nasdaq on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial Proposal;

•	the Arrangement will provide immediate cash consideration to the Unaffiliated Securityholders, allowing those Shareholders to realize a compelling, definite value for their Shares;

•

the rigorous and lengthy review and analysis of the Special Committee of independent and disinterested directors consisting solely of directors who have no current or former relationship with the Purchaser Filing Parties, to evaluate SALP’s privatization proposal and negotiate improved terms;

•

the Special Committee process, which appeared thorough and deliberative and extended over three months, to determine whether the Arrangement was in the best interests of the Unaffiliated Securityholders and to evaluate and negotiate the Arrangement terms;

•

the limited conditions to completion of the transactions contemplated by the Arrangement Agreement, which provide certainty and prompt execution and completion of the Arrangement, enabling the Unaffiliated Securityholders to receive the proceeds for their Shares promptly;

•

the Purchaser Filing Parties did not participate in or have any influence on the deliberative process of, the negotiating positions of, or the conclusions reached by, the Special Committee. The Recusing Directors were not members of the Special Committee and did not participate in the Special Committee’s process;

•

the Special Committee, after receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various factors, (i) unanimously determined that the Arrangement is fair to the Minority Shareholders, (ii) unanimously determined that the Arrangement is in the best interests of the Company and (iii) unanimously recommended that the Board approve the Arrangement Agreement and recommends that the Minority Shareholders vote in favour of the Arrangement Resolution;

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•

the Board of Directors (other than the Recusing Directors), upon receiving the Special Committee’s unanimous recommendation and after receiving outside legal and financial advice in evaluating the Arrangement and careful consideration of various factors, (i) unanimously determined that the Arrangement is fair to the Minority Shareholders, (ii) unanimously determined that the Arrangement is in the best interests of the Company and (iii) unanimously recommended that the Minority Shareholders vote in favour of the Arrangement Resolution;

•	the Special Committee received the Formal Valuation and Opinion dated July 11, 2023 from BMO Capital Markets;

•

the Arrangement is conditioned upon the approval of (i) at least two-thirds (66 2⁄3%) of the votes cast by Shareholders present or represented by proxy at the Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Minority Shareholders virtually present or represented by proxy at the Meeting;

•

registered Shareholders as at the Record Date who do not vote in favor of the Arrangement Resolution and who comply with certain procedural requirements will be entitled to exercise Dissent Rights under the Interim Order and the CBCA;

•

if the Arrangement is completed, the Unaffiliated Securityholders will not be subject to the risk of any possible shortfall in the growth or value of the Company, including any potential delays or cost increases in the research and development activities of the Company following completion of the Arrangement, which risks will be borne solely by the Purchaser and that SALP and its affiliates will assume all development risk and be required to fund substantially the entire development of the Company going forward; and

•

if the Arrangement is completed, SALP and its affiliates will be substantially liable for all of the operating costs of the Company until such time, if any, as the Company generates revenue and becomes profitable, which is itself subject to the material risks inherent in biopharmaceutical activities, including development and production delays and failures.

In the course of reaching its determination as to the fairness of the Arrangement to the Company’s Unaffiliated Securityholders, the Purchaser Filing Parties also considered a variety of risks and other countervailing factors related to the Arrangement Agreement and the Arrangement, including the following:

•	the Unaffiliated Securityholders will have no ongoing equity participation in the Company following the Arrangement and thus will cease to participate in the Company’s growth;

•	the risk that the Arrangement might not be completed in a timely manner or at all;

•

the risk, if the Arrangement is not consummated, that pursuing the Arrangement could affect adversely the Company’s relationship with the Company’s customers, employers, suppliers, agents and others with which it has business dealings;

•	under the Arrangement Agreement, the Company has agreed not to solicit, assist, initiate, encourage or otherwise knowingly facilitate any Acquisition Proposal, among other things;

•	the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement Agreement, regardless of whether the Arrangement is consummated;

•

the fact that the Arrangement is conditioned upon the approval of (i) at least two-thirds (66 2⁄3%) of the votes cast by Shareholders present or represented by proxy at the Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Minority Shareholders present or represented by proxy at the Meeting, which reduces the certainty that the Arrangement will be completed; and

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•

the Arrangement will result in a taxable transaction for Unaffiliated Securityholders and, as a result, Unaffiliated Securityholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The Purchaser Filing Parties did not consider the prices paid in any past transactions in which any Shares were purchased, since any such purchases were made at then-current market or trading prices of such Shares and do not necessarily reflect the present market value of the Shares. The Purchaser Filing Parties did not consider net book value, which is an accounting concept, for purposes of reaching its position on the fairness of the consideration, because, in the view of the Purchaser Filing Parties, net book value is indicative of neither the Company’s market value nor its value as a going concern, but rather is an indicator of historical costs. The Purchaser Filing Parties did not consider the liquidation value of the Company for purposes of reaching its position on the fairness of the consideration, because it considers the Company to be a viable going concern and therefore does not consider liquidation value to be a relevant methodology.

The Purchaser Filing Parties were not aware of any firm offer, proposal or indication of interest for a merger, sale of all or substantial part of the Company’s assets, or a purchase of a controlling amount of the Company’s securities having been received by the Company from affiliated persons or third parties during the two years preceding the signing of the Arrangement Agreement, other than the proposals from SALP as described herein.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Filing Parties in connection with the fairness of the Arrangement is not intended to be exhaustive but includes the factors considered by the Purchaser Filing Parties. The Purchaser Filing Parties did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their conclusions as to the fairness of the Arrangement. Rather, the determination was made after consideration of all of the foregoing factors, among others, taken together as a whole.

Effect of the Arrangement

The Arrangement Agreement provides for the effective acquisition of all of the issued and outstanding Minority Shares directly or indirectly by the Purchaser by way of statutory plan of arrangement under Section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement each outstanding Share (other than the Excluded Shares) will be transferred by the holder thereof to the Purchaser in exchange for US$8.50 in cash.

The Company is currently a reporting issuer, its Shares being currently registered under U.S. federal securities laws and are listed on the Nasdaq under the symbol “LMNL”. As a result of the consummation of the Arrangement, the Company will be a privately-held corporation, and there will be no public market for its Shares, all of which will be directly or indirectly owned by the Purchaser. In addition, the Company will deregister the Shares under U.S. Securities Laws and will cease to be required to file reports with the SEC. See “Certain Legal and Regulatory Matters - Stock Exchange Delisting and Reporting Issuer Status”.

Consummation of the Arrangement may result in tax consequences to certain Shareholders. Shareholders should read carefully the information in the Management Information Circular under the heading “Certain Income Tax Considerations”. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

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Interests of Certain Persons in the Arrangement

Company Shares

In considering the determinations and recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain directors and officers of Liminal BioSciences have certain interests or benefits in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement.

The Special Committee and the Board are aware of these interests and considered them along with the other matters described under “The Arrangement – Reasons for the Recommendation of the Special Committee and the Board”.

Holdings in Shares and Company Options

The Shares and Company Options held by the directors and executive officers of the Company are listed under “Information Concerning Liminal BioSciences – Ownership of Securities”. Except for the Excluded Shares, the Shares held by the directors and officers of the Company will be treated in the same fashion under the Arrangement as the Shares held by any other holders. This includes the right to receive a cash payment from the Company for each Share (other than Excluded Shares) equal to the amount of US$8.50 per Share. Company Options will be treated in accordance with the Plan of Arrangement, but generally involves the right of such holder of Company Options to receive a cash payment equal from the Company equal to the amount by which the Consideration exceeds the exercise price per Share of such Company Option, less withholdings required to be made under applicable Laws. See “The Arrangement - Implementation of the Arrangement”.

As of the Record Date, to the knowledge of the Company, the directors and executive officers of the Company collectively owned, directly or indirectly, 4,710 Shares, accounting for 0.14% of the total number of Shares, and 203,432 Company Options. If the Arrangement is completed, the directors and executive officers of Liminal BioSciences will receive, in exchange for such Shares and Company Options, an aggregate amount of approximately US$348,659.

Change of Control Benefits

The employment agreements with certain of the Company’s executive officers include termination and change of control benefits in the event that the executive’s employment is terminated between six months before and 12 months after a change of control. A change of control is deemed to occur upon a change of ownership resulting from the acquisition of a majority of the Company’s Shares.

If Nicole Rusaw’s employment agreement is terminated between six months before and 12 months after a change of control, her employment agreement provides for the payment of a lump sum equivalent to the value of 12 months of salary and benefit coverage (excluding disability), 100% of her then current annual target bonus under the short-term incentive plan and accelerated vesting of unvested stock options.

If the employment agreements of Bruce Pritchard, Patrick Sartore and Marie Iskra are terminated between six months before and 12 months after a change of control, their respective employment agreements provide for the payment of a lump sum equivalent to the value of 18 months of salary and benefit coverage (excluding disability), 150% of their then current annual target bonus under the short-term incentive plan and accelerated vesting of all unvested stock options.

Insurance and Indemnification

Prior to the Effective Date, the Company shall, in consultation with, the Purchaser, purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by the policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in

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respect of matters or claims arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that: (i) the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and (ii) the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for similar policies currently maintained by the Company or its Subsidiaries. See “Summary of the Arrangement Agreement - Covenants - Covenants Regarding Insurance and Indemnification”.

The Purchaser shall cause the Company and its Subsidiaries to, from and after the Effective Time, to the extent permitted by Law, honour all rights to indemnification, exculpation and advancement now existing in favour of Indemnified D&Os, to the fullest extent permitted by the Constating Documents or applicable Law or under existing indemnification agreements provided to the Purchaser prior to the date hereof and acknowledges that such rights, to the extent that they are disclosed in the applicable section of the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms, to the extent permitted by Law, with respect to actions, admission or omission of such Indemnified D&Os occurring on or prior to the D&O Indemnification Expiry.

Intention of Directors and Executive Officers

All directors and executive officers of the Company have entered into Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement. See “The Arrangement - Voting Agreements”.

Arrangements between Liminal BioSciences and Security Holders

Except as otherwise described in this Circular, Liminal BioSciences has not made or proposed to be made any agreement, commitment or understanding with a security holder of Liminal BioSciences relating to the Arrangement.

Accounting Treatment of the Arrangement

The Arrangement will be accounted for in accordance with IFRS. The Company is of the view that the Arrangement would not constitute a change of control under IFRS.

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Meeting and Voting Information

The Meeting will be held in a virtual only format conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the virtual Meeting online is provided below. The purpose of the Meeting is for Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution.

Date, Time and Place of Meeting

The Company is holding the Meeting in a virtual only format on September 15, 2023 at 8:00 a.m. (Eastern Time), which will be conducted via live webcast. Shareholders will not be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/465634100 (meeting ID: 465-634-100). In order to attend, participate, vote or ask questions at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid Username.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may postpone or adjourn the Meeting.

As the vast majority of Shareholders typically vote by proxy in advance of Liminal BioSciences’ Shareholders’ meetings, you are encouraged to vote by proxy ahead of the Meeting. Participating at the Meeting online allows registered Shareholders as well as duly appointed proxyholders, including non-registered Shareholders who have appointed themselves or another person as a proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Shareholders and duly appointed proxyholders can vote at the appropriate time during the Meeting. See “Appointment of a Third Party as Proxy” and “Attending and Participating at the Meeting.”

Voting by Proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form, namely Bruce Pritchard, Neil A. Komplas and Simon Best, are the Chief Executive Officer, director and chairman of the Special Committee, and lead independent director and member of the Special Committee, respectively. As further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy.”

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder must vote your Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit.

Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “Attending and Participating at the Meeting”.

Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate, vote or ask questions at the Meeting. This is because the Company and its transfer agent do not have a record of the non-registered Shareholders of the Company, and, as a

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result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See “Appointment of a Third Party as Proxy” and “Attending and Participating at the Meeting” for more information.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered Shareholders who wish to appoint themselves as proxyholder to attend, participate, vote or ask questions at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate, vote or ask questions at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate, vote or ask questions at the Meeting.

•

Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a non-registered Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate, vote or ask questions at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

•

Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal by 5:00 p.m. (Eastern time) on September 13, 2023, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate, vote or ask questions at the Meeting.

If you are a non-registered Shareholder and wish to attend, participate, vote and ask questions at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “Attending and Participating at the Meeting.”

If you are a non-registered Shareholder located in the United States and wish to attend, participate, vote or ask questions at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Meeting”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered Shareholders located in the United States that wish to attend, participate, vote or ask questions at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by

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courier to: http://www.computershare.com/Liminal (if by e-mail), or Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department, or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department (if by courier), and in both cases, must be labeled as “legal proxy” and received by no later than 5:00 p.m. (Eastern time) on September 13, 2023.

Attending and Participating at the Meeting

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who duly appointed themselves as proxyholders) will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/465634100 (meeting ID: 465-634-100). Recommended internet browsers are Google Chrome, Firefox, Internet Explorer 11, Microsoft Edge and Safari. Such persons may then join the Meeting by entering a Username and Password before the start of the Meeting:

•	Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “liminal2023” (case sensitive).

If, as a registered shareholder, you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “liminal2023” (case sensitive).

Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate, vote or ask questions at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered Shareholders who wish to appoint themselves as proxyholder to attend, participate, vote or ask questions at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy”.

If you are a non-Registered Shareholder located in the United States and wish to attend, participate, vote or ask questions at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy”.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

Depositing Proxies

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 5:00 p.m. (Eastern time) on September 13, 2023, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

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If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Shares are voted at the Meeting in accordance with your instructions. If you are a non-registered Shareholder, you should also carefully follow the instructions provided by your Intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

Revocation of Proxies

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last Business Day before the day of the Meeting. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

If you are a non-registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your Intermediary.

Exercise of Discretion by Proxy Holders

The Shares in respect of which the persons are named in the enclosed form of proxy will be voted, or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Shares will be voted “FOR” of the matters set forth in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

Registered Shareholders and Non-Registered Shareholders

Registered holders of Shares (referred to in this Circular as “registered Shareholders”) hold Shares registered in their names and such Shares are generally evidenced by a Share Certificate or DRS Advice.

However, most holders of Shares (referred to in this Circular as “non-registered Shareholders”), beneficially own their Shares through a depositary or nominee such as a trustee, financial institution or securities broker (referred to in this Circular as “Intermediaries”). If your Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a non-registered Shareholder. Non-registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Shareholder’s instructions. If you are not sure whether you are a registered Shareholder or non-registered Shareholder, please contact the Company’s transfer agent, Computershare, at 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department.

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Under applicable Securities Laws, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has or is deemed to have provided instructions to the Intermediary holding the securities on such beneficial owner’s behalf not objecting to the Intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to same.

These materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, you received these materials from your Intermediary or its agent, the whole in accordance with NI 54-101. Your Intermediary is required to seek your instructions as to how to exercise the voting rights attached to your Shares. The Company has agreed to pay for intermediaries to deliver to non-registered Shareholders the proxy-related materials and the relevant VIF. The VIF that is sent to a non-registered Shareholder by the Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Shares, including how to attend and vote directly at the Meeting.

Non-registered Shareholders should follow the procedures set out below, depending on which type of form their receive:

-

Voting Instruction Form – In most cases, a non-registered Shareholder will receive, as part of the materials related to the Meeting, a VIF. If a non-registered Shareholder does not wish to attend and vote at the Meeting virtually (or have another person attend and vote virtually on the holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form. Depending on the form, VIFs may be able to be submitted by telephone or electronically through the internet in accordance with the directions provided. If a non-registered Shareholder wishes to attend and vote at the Meeting virtually (or have another person attend and vote on the holder’s behalf), the non-registered Shareholder must complete the VIF (including by inserting the non-registered Shareholder’s (or such other person’s) name in the blank space provided), sign and return the VIF in accordance with the directions provided; or

-

Proxy Form – Less frequently, a non-registered Shareholder will receive, as part of the Meeting materials, a proxy form that the Intermediary has already signed, typically by a facsimile, stamped signature, which is restricted as to the number of Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed. If the non-registered Shareholder does not wish to attend and vote at the Meeting virtually, or have another person attend and vote virtually on the Shareholder’s behalf, the non-registered Shareholder must complete the proxy form and deposit it with Computershare as described above. If a non-registered Shareholder wishes to attend and vote at the Meeting virtually or have another person attend and vote virtually on the holder’s behalf, the non-registered Shareholder must insert the non-registered Shareholder’s or such other person’s name in the blank space provided.

In either case, non-registered Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the VIF or proxy form is to be submitted.

Voting Rights, Voting Shares and Principal Holders Thereof

Voting Rights and Voting Shares

At the Record Date of August 15, 2023, 3,249,534 Shares were issued and outstanding, each carrying the right to one vote per Share. Except as hereinafter provided, at the Meeting, each holder of Shares shall be entitled to one vote for each such share registered in the holder’s name on the Record Date.

The voting rights attached to the issued and outstanding Shares represent 100% of the aggregate voting rights attached to the Company’s issued and outstanding securities.

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Principal Holders of Securities

At the date of this Circular, to the knowledge of the Company’s directors and officers, no person other than the person listed below beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Company.

Name	Class of Securities	Number of Voting Securities	% of Shares Issued and Outstanding

Structured Alpha LP(1)(2)	Common shares	1,987,613	61%

(1)

Based on information provided by SALP, SALP, together with its affiliates and associates, currently beneficially owns, or exercises control or direction over, directly or indirectly, 1,987,613 Shares, representing approximately 61% of the issued and outstanding Shares. This figure does not include 394,737 Shares issuable to SALP upon the exercise of its Company Warrants.

(2)	Mr. Eugene Siklos may be deemed to have sole voting and investment power of the securities held by Structured Alpha LP and its affiliates.

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The Arrangement

At the Meeting, pursuant to the Interim Order, Shareholders will be asked to consider and, if thought advisable, to pass the Arrangement Resolution to approve the Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan of Arrangement attached as Appendix B to this Circular and the Arrangement Agreement, which is available under Liminal BioSciences’ profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and is incorporated by reference in this Circular.

Overview

The Arrangement will be effected pursuant to the terms of the Arrangement Agreement which provides for, amongst other things, the acquisition by the Purchaser directly or indirectly of all of the issued and outstanding Minority Shares by way of statutory plan of arrangement under Section 192 of the CBCA. Pursuant to the Arrangement Agreement and the Plan of Arrangement, the Minority Shareholders will receive US$8.50 in cash per Share.

Required Shareholder Approval

In order to become effective, the Arrangement must be approved by at least:

-	two-thirds (66 2/3%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class; and

-

as the proposed transaction constitutes a “business combination” for the purposes of MI 61-101, a simple majority of the votes (more than 50%) cast by Minority Shareholders present in person or represented by proxy at the Meeting.

(collectively, the “Required Shareholder Approval”).

A copy of the Arrangement Resolution is set out in Appendix A to this Circular. To the knowledge of the Company, after reasonable inquiry, of the 3,249,534 Shares issued and outstanding as of the Record Date, 1,261,921 representing approximately 39% of the Shares, can be voted in respect of the Minority Approval under MI 61-101. The Excluded Shares, being the 1,987,613 Shares beneficially owned by SALP and its affiliates and associates, represent to the knowledge of the Company approximately 61% of the Shares and will be excluded for purposes of such Minority Approval.

Notwithstanding the approval by the Shareholders of the Arrangement Resolution in accordance with the foregoing, the Arrangement Resolution authorizes the Board, without notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

Voting Agreements

All directors and executive officers of the Company have entered into, and agreed to be bound by, Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Shares IN FAVOUR of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement.

The covenants of such directors and executive officers of the Company pursuant to the Voting Agreements include:

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(a)

to vote or to cause to be voted the Shares held by such director or officer, and any other securities of the Company directly or indirectly acquired by or issued to such director or officer after the date of the Arrangement Agreement (including without limitation any Shares issued upon further exercise of options or other rights to purchase Shares) (the “Subject Securities”), if any, (x) in favour of the Arrangement, any other matter necessary for the completion of the Arrangement and any of the transactions contemplated by the Arrangement Agreement at the Meeting; and (y) against approval of any action, proposal, transaction or agreement that could reasonably be expected to impede, delay, discourage, adversely affect, inhibit or prevent the timely completion of, or is otherwise inconsistent with the Arrangement or the fulfillment of the Company’s conditions under the Arrangement Agreement;

(b)

to deliver or to cause to be delivered in accordance with the instructions set out in this Circular, on or before the second (2nd) Business Day prior to the Meeting (with copies to the Purchaser), duly executed proxies or voting instruction forms voting in favour of the Arrangement, and such proxies or voting instruction forms shall name those individuals as may be designated by the Company in this Circular and shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser;

(c)	not to exercise any Dissent Rights in connection with the Arrangement; and

(d)

prior to the Meeting, not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign or otherwise enter into any monetization transaction with respect to any of the Subject Securities or any right or interest therein (legal or equitable), to any person or group of persons, without the prior written consent of the Purchaser, except to one or more entities directly or indirectly wholly-owned or controlled by such director or officer, other than: (i) to authorize the Company to withhold Shares that may otherwise be due to such director or officer pursuant to the exercise or settlement of Subject Securities or sell (or authorize the Company to sell) any Shares to fund employee withholding taxes which must be remitted with respect to the exercise or settlement of Subject Securities, or (ii) to sell Shares to fund the exercise price upon the exercise or settlement of Subject Securities; it being understood that nothing in the Voting Agreements will prohibit such director and officer from, directly or indirectly, sell, transfer, pledge or assign or agree to do the foregoing with respect to any of the Subject Securities or any interest therein following the Meeting.

A Voting Agreement shall be terminated automatically upon the earlier of (a) the termination of the Arrangement Agreement in accordance with its terms, (b) the mutual agreement in writing of the applicable director or officer and the Purchaser or (c) the Effective Time. If the Voting Agreement is terminated, the provisions of the Voting Agreement will become void and of no further force or effect without liability of any party to the other parties.

Nothing in the Voting Agreements shall limit or restrict a director or executive officer who is party thereto from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its Subsidiaries (including, without limitation, taking any action permitted by the Arrangement Agreement).

The form of Voting Agreement for the directors and executive officers of the Company is available under Liminal BioSciences’ profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and is incorporated by reference in this Circular. The preceding is only a summary of the Voting Agreements and is qualified in its entirety by reference to the full text of the form of Voting Agreement.

Implementation of the Arrangement

The Arrangement will be implemented by way of a statutory plan of arrangement under Section 192 of the CBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Required Shareholder Approval must be obtained;

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(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate party; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the CBCA and signed by an authorized director or officer of the Company, must be filed with the Director and a Certificate of Arrangement issued related thereto

Pursuant to the Plan of Arrangement, commencing at the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time:

(a)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Share of such Company Option, less withholdings required to be made under applicable Laws, and each such Company Option shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Share, the relevant Company Option will be cancelled for no consideration;

(b)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Omnibus Incentive Plan, shall be deemed to be unconditionally vested and redeemable, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration per RSU, less applicable withholdings, and each such RSU shall thereafter immediately be cancelled;

(c)

each Company Warrant outstanding and unexercised immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of Company Warrants, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Share of such Company Warrant, less withholdings required to be made under applicable Laws, and each such Company Warrant shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Share, the relevant Company Warrant will be cancelled for no consideration;

(d)

the Fairhaven Second Milestone Share Entitlement shall be extinguished and the Fairhaven covenants shall be of no further force or effect, in each case without any further action by or on behalf of the Fairhaven Vendors, the Company and the Purchasers, in exchange for a right by the Fairhaven vendors to receive $3,069,265 in cash in lieu of Shares from the Company, at such times and upon the completion of such conditions as described in the Fairhaven SPA;

(e)

with respect to each Company Option, RSU and Company Warrant that is surrendered pursuant to paragraph (a), paragraph (b) or paragraph (c) above, as applicable, each holder of Company Options, Company Warrants and RSUs (i) shall cease to be a holder of such Company Options, Company Warrants and RSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Omnibus Incentive Plan and Company Stock Option Plan and all agreements, grants and similar instruments relating to the Company Options, Company Warrants and RSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to paragraph (a), paragraph (b) or paragraph (c) above, as applicable, at the time and in the manner specified in paragraph (a), paragraph (b) or paragraph (c) above, respectively;

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(f)

each of the Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3 of the Plan of Arrangement, and:

(i)

such Dissenting Holders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares as set out in the Plan of Arrangement;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens, and shall be entered in the register of Shares maintained by or on behalf of the Company; and

(g)

concurrently with the step in paragraph (f), each Share outstanding immediately prior to the Effective Time, other than Shares held by (i) the Purchaser and its affiliates, and (ii) Dissenting Holders who have validly exercised their Dissent Rights in accordance with Article 3 of the Plan of Arrangement and who are ultimately entitled to be paid the fair value for such Shares, shall, without any further action by or on behalf of a holder of Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the Consideration, less withholdings required to be made under applicable Laws, and:

(i)

the holders of such Shares shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Liens) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

This description of the steps is qualified in its entirety by the full text of the Plan of Arrangement annexed as Appendix B to this Circular.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Procedure for Exchange of Share Certificates by Shareholders

Enclosed with this Circular is a form of Letter of Transmittal which, when properly completed and duly executed and returned together with the certificate or certificates representing Shares and all other required documents, will enable each Minority Shareholder (other than a Dissenting Shareholder) to obtain the Consideration that such holder is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing Shares held by a registered Minority Shareholder (other than a Dissenting Shareholder) for the Consideration under the Arrangement. A Minority Shareholder (other than a Dissenting Shareholder) will not receive the Consideration under the Arrangement until after the Arrangement is completed, provided that such Shareholder has returned properly completed documents, including the Letter of Transmittal, and the certificate(s) representing his, her or its Shares to the Depositary.

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Only registered Minority Shareholders (other than a Dissenting Shareholder) are required to submit a Letter of Transmittal. Non-registered Minority Shareholders (other than a Dissenting Shareholder) should contact their Intermediary for instructions and assistance in depositing certificates representing his, her or its Shares and carefully follow any instructions provided by such Intermediary.

In accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented outstanding Shares shall be deemed, immediately after the Effective Time, to represent only the right to receive the consideration to which the holder of such Share is entitled to in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Time shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all consideration to which such former holder of Shares was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Unless otherwise specified in the Letter of Transmittal, a cheque (or other form of immediately available funds) in the amount payable (less any applicable withholdings) to the former Minority Shareholder (other than a Dissenting Shareholder) who has complied with the procedures set forth above will, as soon as practicable after the Effective Date: (i) be forwarded to the holder at the address specified in the Letter of Transmittal by insured first class mail and if no mailing address is indicated, the cheque will be mailed to the address of the holder as it appears on the Company’s shareholder register as maintained by its transfer agent, Computershare Trust Company of Canada, or (ii) be made available at the offices of the Depositary for pick-up by the holder as requested by the holder in the Letter of Transmittal.

Any use of mail to transmit certificate(s) representing Shares and the Letter of Transmittal is at each Shareholder’s risk. The Company recommends that such certificate(s) and other documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used (with proper acknowledgment) and appropriate insurance be obtained.

In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as holder thereof on the share register maintained by or on behalf of the Company, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate a cheque (or other form of immediately available funds) representing the Consideration payment to which such holder is entitled to receive for such Shares under the Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct, or if requested by such holder and approved by the Purchaser and the Company, otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably) against any claim that may be made against the Company the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Payment of Consideration

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, the Purchaser is required (i) to deliver to the Company by way of loan an amount equal to the consideration that the holders of Company Options, RSUs and Company Warrants are entitled to receive, and payable by the Company, pursuant to the terms of the Plan of Arrangement, and (ii) to deposit, or arrange to be deposited, for the benefit of the Minority Shareholders, cash with the Depositary in the aggregate amount equal to the payments required by the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose, net of applicable withholdings for the benefit of the Shareholders. The cash deposited with the Depositary shall be held in escrow, and terms and conditions of such escrow to be satisfactory to the Company and SALP.

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Upon surrender to the Depositary for cancellation of a Share Certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Shares, less any amounts deducted and withheld pursuant to the Tax Act or any provision of any other Law, and any certificate so surrendered shall forthwith be cancelled.

On or as soon as practicable after the Effective Date, the Company shall deliver, to each holder of Company Options, Company Warrants and RSUs as reflected on the register maintained by or on behalf of the Company in respect of Company Options, Company Warrants and RSUs, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery, acting reasonably), if any, which such holder of Company Options, Company Warrants and RSUs has the right to receive under the Plan of Arrangement for such Company Options, RSUs and Company Warrants, less any amounts deducted and withheld pursuant to the Tax Act or any provision of any other Law.

Until surrendered, each Share Certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in respect of such Share Certificate as contemplated in the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (or the Company, if applicable) in accordance with the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Time, and any right or claim to payment thereunder that remains outstanding on the third (3rd) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Company Options, Company Warrants and RSUs in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

No holder of Shares, Company Options, Company Warrants and RSUs shall be entitled to receive any consideration or entitlement with respect to such Shares, Company Options, Company Warrants and RSUs other than any consideration or entitlement to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Benefit of the Arrangement for the Company’s Minority Shareholders

A primary benefit of the Arrangement to the Company’s Minority Shareholders will be the right of such Shareholders to receive the consideration of US$8.50 in cash per Share, as described above, representing a 135% premium to the closing price on the Nasdaq of the Shares on April 4, 2023 (the last full trading day prior to the public announcement of SALP’s Proposal to acquire the Minority Shares), a 44% premium to the closing price on the Nasdaq of the Shares on July 11, 2023 (the last full trading day prior to the execution of the Arrangement Agreement), and is US$1.00 per Share more than SALP’s initial offer. Additionally, such Shareholders will avoid the risk of any possible decrease in the future growth or value of the Company, the risks related to the Company’s business

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including the risks associated with the research and development activities of the Company and funding of same, and the need to provide significant additional equity funding and suffer being diluted.

Detriments of the Arrangement for the Company’s Minority Shareholders

The primary detriments of the Arrangement to the Company’s Minority Shareholders include that such Shareholders will no longer participate in the Company’s potential growth or value, if any. Additionally, the receipt of cash in exchange for the Shares pursuant to the Arrangement will generally be a taxable sale transaction for Shareholders, as described in more detail under “Certain Income Tax Considerations”.

Benefits of the Arrangement to the Directors and Officers of the Company

In connection with the Arrangement, the Company’s directors and executive officers will receive benefits and be subject to obligations that may be different from, or in addition to, the benefits and obligations of the Shareholders, generally, as described in more detail under “The Arrangement - Interests of Certain Persons in the Arrangement”. Those incremental benefits are expected to include, among others, certain executive officers becoming entitled to severance payments in certain circumstances following the change of control of the Company.

Benefits of the Arrangement for the Purchaser

In connection with the Arrangement, the Purchaser may receive benefits and be subject to obligations that are different from, or in addition to, the benefits received by the Shareholders generally. The primary benefits to the Purchaser include an increased share of the potential future earnings and growth of the Company’s business.

Additionally, following the Arrangement, the Company is expected to be a private company with a simplified ownership structure, and as such will be relieved of the burdens imposed on companies with publicly traded equities.

Detriments of the Arrangement for the Purchaser

The primary detriments of the Arrangement to the Purchaser include the fact that all of the risk of any possible shortfall in the growth or value of the Company, including any potential delays or cost increases in the research and development activities of the Company following completion of the Arrangement, will be borne solely by the Purchaser. SALP and its affiliates will assume all development risk and be required to fund substantially the entire development of the Company going forward. SALP and its affiliates will be substantially liable for all of the operating costs of the Company until such time, if any, as the Company generates revenue and becomes profitable, which is itself subject to the material risks inherent in biopharmaceutical activities, including development and production delays and failures. Additionally, SALP’s and its affiliates’ investment in the Company will not be liquid, with no public market for such securities.

Expenses of the Arrangement

The Company estimates that expenses in the aggregate amount of approximately $3,816,500 will be incurred by it in connection with the Arrangement, including legal, accounting, financial advisory and filing fees, and the cost of preparing, printing and mailing this Circular. The estimated fees, costs and expenses to the Company in connection with the Arrangement are set forth in the table below:

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Expenses	Amount
Legal	$1,500,000

Accounting and Financial Advisory	$1,750,000

SEC Filing Fee	$1,500

Proxy Solicitation	$65,000

Miscellaneous	$500,000

Estimate Total	$3,816,500

Except as otherwise expressly provided in the Arrangement Agreement, all out-of-pocket third party transaction expense incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, including all costs, expenses and fees of the Company incurred prior to the date or after the Effective Time in connection with, or incremental to, the Arrangement Agreement and the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Sources of Funds for the Arrangement

The Purchaser has represented in the Arrangement Agreement that it has, and will have at the Effective Time, sufficient funds available to consummate the Arrangement, including the funds required to be paid by the Purchaser pursuant to the Arrangement Agreement and Plan of Arrangement.

The Purchaser and the Company estimate that the total amount of funds required to complete the Arrangement and related transactions and pay related fees and expenses will be approximately C$19 million, including approximately U.S.$11.1 million for the payment of the Consideration for the Minority Shares and the in-the-money Company Options, which is approximately equivalent to C$15 million. The Purchaser intends to fund the Arrangement and related transactions, fees and expenses with cash on hand.

Summary of the Arrangement Agreement

Liminal BioSciences entered into the Arrangement Agreement with the Purchaser on July 11, 2023. The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. The following is a summary of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is filed on SEDAR+ under the Company’s issuer profile at www.sedarplus.ca and EDGAR at www.sec.gov, and is incorporated by reference in this Circular. The Company encourages Shareholders to read the Arrangement Agreement and the Plan of Arrangement in their entirety. The Arrangement Agreement establishes and governs the legal relationship between Liminal BioSciences and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business or operational information about Liminal BioSciences or the Purchaser.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement –Implementation of the Arrangement”.

Capitalized terms used below which are not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

Effective Date of the Arrangement

After obtaining the Required Shareholder Approval, upon the other conditions in the Arrangement Agreement being satisfied or waived (if permitted) and upon the Final Order being granted, the

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Company will file the Articles of Arrangement with the Director. Pursuant to Section 192 of the CBCA, the Arrangement becomes effective on the date the Articles of Arrangement are filed, as shown on the Certificate of Arrangement. Closing of the Arrangement will occur as soon as reasonably practicable after the date on which the Required Shareholder Approval and Court approval have been obtained and all other conditions to the completion of the Arrangement have been satisfied or waived (if permitted). It is currently anticipated that the Effective Date will occur at or around the end of September 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. As provided under the Arrangement Agreement, the Company will file the Articles of Arrangement as soon as reasonably practicable and in any event within five Business Days after the satisfaction or waiver (if permitted) of the conditions to the completion of the Arrangement. The Arrangement must be completed on or prior to December 31, 2023 (or such later date as may be agreed to in writing by the parties), which is the Outside Date.

Covenants

Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or expressly permitted by the Arrangement Agreement, (iii) as required by applicable Law or by a Governmental Entity, (iv) as required by any Pre-Acquisition Reorganization; or (v) with respect to (vi), (xvii), (xxiv) and (xxx) below as expressly contemplated by the Company’s current budget approved by the Board on December 12, 2022, a copy of which is set forth in the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries, to conduct its business in the Ordinary Course, and the Company shall maintain and preserve in all material respects its and its Subsidiaries’ business organization, liquidity, assets, properties, employees, goodwill and business relationships it currently maintains with customers, suppliers, partners and other persons with which the Company or any of its Subsidiaries has material business relations.

Without limiting the above, the Company covenants and agrees that, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or expressly permitted by the Arrangement Agreement, (iii) as required by applicable Law or by a Governmental Entity, (iv) as required by any Pre-Acquisition Reorganization; or (v) with respect to (vi), (xvii), (xxiv) and (xxx) below as expressly contemplated by the Company’s current budget approved by the Board on December 12, 2022, a copy of which is set forth in the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend or otherwise modify its constating documents;

(ii)

reduce the stated capital, adjust, split, divide, consolidate, combine or reclassify any shares of the Company or of any Subsidiary, set aside or pay any dividend or other distribution or make any payment (whether in cash, shares or property or any combination thereof), in respect of the Shares owned by any person or the securities of any Subsidiary, other than, in the case of any wholly-owned Subsidiary of the Company, any dividends, distributions or payments payable to the Company or any other wholly-owned Subsidiary of the Company;

(iii)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its Subsidiaries, except for: (A) the acquisition of shares of any Subsidiary of the Company by the Company or by any other wholly-owned Subsidiary of the Company; or (B) pursuant to the forfeiture or withholding of Taxes with respect to Company Options or RSUs;

(iv)

issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize any such issuance, grant, delivery, sale, pledge or other encumbrance of, any shares or any options, units, warrants or similar rights exercisable or exchangeable for or convertible into shares of the Company or any of its Subsidiaries, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Shares, except for: (A) the issuance of Shares issuable upon the exercise of the currently

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outstanding Company Options or the delivery of Shares upon the settlement of the currently outstanding RSUs; and (B) the issuance of any securities of any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(v)

acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction basis, in excess of $100,000 and subject to a maximum of $250,000 for all such transactions, other than, current assets acquired in the Ordinary Course;

(vi)

other than inventory sold in the Ordinary Course, sell, lease, transfer or otherwise dispose of, directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its Subsidiaries assets;

(vii)	reorganize, recapitalize, restructure, amalgamate or merge the Company or its Subsidiaries;

(viii)	grant a Lien (other than Permitted Liens) against any asset or properties of the Company or its Subsidiaries;

(ix)	adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;

(x)

make, rescind or amend any Tax election, information schedule, designation or Tax Return, except in each case in the Ordinary Course, settle or compromise any material Tax claim, assessment, reassessment or liability, change any of its methods of reporting income, deductions or accounting for income Tax purposes, change any annual Tax accounting period, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(xi)	make a request for a Tax ruling or voluntary disclosure or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes;

(xii)

enter into any Tax sharing, Tax advance pricing, Tax allocation, Tax indemnification or similar agreement (other than customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes);

(xiii)	materially reduce the amount of any of its individual categories of Tax attributes;

(xiv)

create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, any equity commitment or otherwise become liable with respect to the liabilities of any person in an amount, on a per transaction or series of related transactions basis, in excess of $100,000 other than indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to another wholly-owned Subsidiary of the Company;

(xv)	make any changes in the Company’s accounting methods, policies, principles, practices or procedures, except as required by concurrent changes in IFRS;

(xvi)	hire any Company Employee or, except in the Ordinary Course for misconduct or other serious reasons, terminate the employment of any Company Employee;

(xvii)

other than increases made in the Ordinary Course, grant any increase in the rate of wages, salaries, bonuses or other remuneration of Company Employees (including, for greater certainty, making any bonus or profit-sharing distribution or similar payment of any kind);

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(xviii)

grant, amend or enter into any Contract with respect to change of control, severance, retention or termination payments with Company Employees or grant any increase of benefits payable under the Company’s and its Subsidiaries’ current change of control, severance, retention or termination pay arrangements, plans, policies or Contracts, other than with respect to termination of Company Employees in the Ordinary Course earning a base salary of less than $100,000 annually;

(xix)	adopt any new Employee Plan or terminate, amend or modify an existing Employee Plan (or commit to do so);

(xx)

commence, waive, release, assign, settle or compromise any claims, rights, investigations, proceedings or litigation, including any claims, actions, suits, arbitrations or proceedings brought by or involving any Governmental Entity or any current, former or purported holder of any securities of the Company in its capacity as such, in each case, in excess of payment by the Company in an amount of $100,000 individually or $250,000 in the aggregate, or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by the Arrangement Agreement ;

(xxi)

amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any Contract that would be a Material Contract if in effect on July 11, 2023 (except for any Contract for the sale or procurement of goods or services entered into in the Ordinary Course on arm’s-length terms with a customer or supplier of the Company or any Subsidiary) or violate or be in default under any Material Contract;

(xxii)	enter into or amend any Contract with any broker or investment banker;

(xxiii)

enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement or similar relationship between the Company or any of its Subsidiaries and another person or any agreement or arrangement regarding the control or management of the operations, or the appointment of governing bodies, of the Company or any of its Subsidiaries;

(xxiv)

other than in the Ordinary Course (including, for greater certainty, any transactions in connection with existing employment relationships), engage in any transaction with any director, officer or employee of the Company or any of its Subsidiaries;

(xxv)

waive, release or assign any material rights, claims or benefits of the Company or its Subsidiaries, including any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligations;

(xxvi)

except as contemplated in the Insurance and Indemnification covenants, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy providing insurance coverage to the Company or any Subsidiary in effect on the date of the Arrangement Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxvii)

abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases, permits or registrations;

(xxviii)

enter into any new line of business outside of the existing business of the Company and its Subsidiaries, or materially change the business carried on by the Company and its Subsidiaries, as a whole, or enter into any agreement or arrangement that would limit or restrict in any material respect the Company and its Subsidiaries from competing or carrying on any business in any manner;

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(xxix)	agree to any limitation or restriction on the right of the Company or any of its Subsidiaries to engage in any activity or business or acquire any property;

(xxx)

except as set forth in the Company Disclosure Letter, abandon, dispose of, exclusively license or terminate ownership rights in any material Intellectual Property owned by the Company or otherwise permit any of the Company’s rights in any material Intellectual Property to lapse;

(xxxi)

knowingly take any action that would cause any of the representations or warranties set forth in Schedule C of the Arrangement Agreement to be untrue as of the date of the Arrangement Agreement or as of the Effective Date; or

(xxxii)	authorize, agree or resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

During the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Company shall:

(i)

keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax investigations involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and its Subsidiaries);

(ii)

consider in good faith any reasonable requests by the Purchaser that the Company take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency;

(iii)

duly and timely file (and shall cause its Subsidiaries to duly and timely file) all Tax Returns required to be filed by it on or after July 11, 2023 and prior to the Effective Date, all such Tax Returns will be true, accurate, complete and correct in all material respects; and

(iv)

in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable, and shall cause each of its Subsidiaries to do the same.

Pre-Acquisition Reorganizations

The Company agrees that, upon the request by the Purchaser, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to:

(i)

effect such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”);

(ii)	cooperate with the Purchaser and its advisors to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; and

(iii)	not take any action that would prevent or materially impair the Pre-Acquisition Reorganization;

provided, however, that the Company will not be obligated to participate in all or any portion of any Pre-Acquisition Reorganization, unless such Pre-Acquisition Reorganization (A) is not, prejudicial in any material respect to the Company; (B) is not prejudicial in any respect to the Company Shareholders or the holders of Company Options, Company Warrants or RSUs; (C) does not require the Company to hold any additional meeting of Shareholders following the Meeting to obtain the approval of the Minority Shareholders; (D) does not materially impede or materially delay the consummation of the Arrangement beyond the Outside Date; (E) does not materially interfere with the ongoing operations of the Company or its Subsidiaries; (F) does not require the Company to

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contravene any applicable Laws, their respective organization documents or any Material Contract; (G) is not reasonably expected to result in any Taxes being imposed on any Minority Shareholder or the holders of Company Options, Company Warrants or RSUs, that are greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, or result in any adverse Tax or other consequence to such persons; and (H) is to be effective as close as reasonably practicable prior to or contemporaneously with the Effective Time and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company, any of its Subsidiaries, the Company Shareholders or the holders of Company Options, Company Warrants or RSUs.

The Purchaser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties (including any Taxes payable and loss of any Tax attributes) suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). The obligations contained in the Pre-Acquisitions Reorganizations section shall survive indefinitely notwithstanding the termination of the Arrangement Agreement.

The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization as soon as reasonably practicable, and in any event at least ten Business Day prior to the anticipated Effective Date. Upon receipt of such notice, and subject to the applicable section of the Arrangement Agreement, the Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary, including making amendments to the Arrangement Agreement or the Plan of Arrangement, to give effect to any Pre-Acquisition Reorganizations. Any step or action taken by the Company in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in the Arrangement Agreement.

Covenants of the Company Relating to the Arrangement

Subject to the provisions of the Arrangement Agreement, the Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company or any of its Subsidiaries under the Arrangement Agreement, reasonably co-operate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary in order to, subject to the terms and conditions set out in the Arrangement Agreement, consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)	use all commercially reasonable efforts to obtain and assist the Purchaser in obtaining all required Regulatory Approvals;

(ii)

use all commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement that it shall satisfy and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(iii)

use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) reasonably necessary to be obtained under any Material Contract in connection with the Arrangement or (B) required in order to maintain any Material Contract in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders,

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approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(iv)

use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(v)

use all commercially reasonable efforts to, upon prior written approval of the Purchaser, oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of it Subsidiaries or any of their respective directors or officers challenging or affecting the Arrangement or the Arrangement Agreement or the consummation of the transactions contemplated hereby;

(vi)

at the Purchaser’s request, use its commercially reasonable efforts to secure the resignations and customary releases in favour of the Company (in a form satisfactory to the Purchaser, acting reasonably) of the directors of the Company and, to the extent requested by the Purchaser in writing, its Subsidiaries, and to the extent required by the Purchaser cause them to be replaced by persons nominated by the Purchaser effective as of the Effective Time; and

(vii)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Company shall promptly notify the Purchaser in writing of:

(i)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or fact which would reasonably be expected to have a Material Adverse Effect;

(ii)

unless prohibited by Law, any notice or other communication received by the Company or any of its Subsidiaries from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the Arrangement Agreement or the Arrangement (including a copy of any such written notice or communication);

(iii)

unless prohibited by Law, any notice or other communication received by the Company or any of its Subsidiaries from any supplier, customer or any counterparty to a Material Contract to the effect that such supplier, customer, or counterparty is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of the Arrangement Agreement or the Arrangement (including a copy of any such written notice or communication);

(iv)

any notice or other communication from any Governmental Entity (including any Securities Authority) in connection with the Arrangement Agreement or the Arrangement (and subject to applicable Laws, the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v)

any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries that are material or, whether or not material, that relate to the Arrangement Agreement or the Arrangement.

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Covenants of the Purchaser Relating to the Arrangement

Subject to the provisions of the Arrangement Agreement, the Purchaser shall perform all obligations required to be performed by it under the Arrangement Agreement, co-operate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary in order to, subject to the terms and conditions set out in the Arrangement Agreement, consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Purchaser shall, and shall cause each of its affiliates to:

(i)

use all commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement that it shall satisfy and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

(ii)

co-operate with the Company in connection with, and use its commercially reasonable efforts to assist the Company to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) reasonably necessary to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without committing itself or the Company to pay any consideration or to incur any liability or obligation that is not conditioned on consummation of the Arrangement (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(iii)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(iv)

use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Arrangement or the Arrangement Agreement or the consummation of the transactions contemplated hereby; and

(v)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Purchaser shall promptly notify the Company in writing of:

(i)

any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate that is or would reasonably be expected to impair, impede or prevent the Purchaser from performing its obligations under the Arrangement Agreement;

(ii)

unless prohibited by Law, any notice or other communication received by the Purchaser from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the Arrangement Agreement or the Arrangement (including a copy of any such written notice or communication);

(iii)	any notice or other communication from any Governmental Entity (including any Securities Authority) in connection with the Arrangement Agreement or the Arrangement (and subject

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to applicable Laws, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iv)

any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or that relate to the Arrangement Agreement or the Arrangement, in each case to the extent that such actions, suits, claims, investigations or proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under the Arrangement Agreement.

Covenants Regarding the Preparation of Filings

The Parties shall, as promptly as practicable hereafter, cooperate in the preparation of any documents deemed by any of the Parties to be necessary or advisable to discharge the Parties’ respective obligations under applicable Laws in connection with the Arrangement and all other matters contemplated by the Arrangement Agreement. The Company and the Purchaser will provide each other with advanced copies and reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity (including notices and information which the Company or the Purchaser, in each case acting reasonably, considers confidential and sensitive which may be provided on a confidential and privileged basis to external counsel of the other Parties), and all notices and correspondence received from any Governmental Entity.

Each Party shall furnish to the other Parties, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the actions contemplated by the Arrangement Agreement will contain any misrepresentation (other than with respect to any information relating to and provided by any third party that is not an affiliate of such Party).

Each of the Parties shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that any circular or any other filing under applicable Laws in connection with the Arrangement or the Arrangement Agreement contains a misrepresentation, or that otherwise requires an amendment or supplement, and the Parties shall cooperate in the preparation of such amendment or supplement as required.

The Company shall co-operate with the Purchaser in the preparation of presentations, if any, to the Minority Shareholders regarding the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to the Arrangement Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law, shall use its reasonable commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure, unless prohibited by Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. For the avoidance of doubt, none of the foregoing shall prevent the Parties from making (a) internal announcements to their respective employees and having discussions with their respective shareholders, financial analysts and other stakeholders, or (b) public announcements in the Ordinary Course that do not relate to the Arrangement Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by such person.

Covenants Regarding Access to Information

From July 11, 2023 until the earlier of the Effective Time and the termination of the Arrangement Agreement, subject to compliance with applicable Law, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, upon reasonable prior notice: (a) give the Purchaser and its Representatives reasonable access to the offices, properties, assets (including books and records, whether retained internally or otherwise), Contracts and senior personnel of the Company and its Subsidiaries during normal business hours; and (b) furnish to the Purchaser and its

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Representatives such financial and operating data and other information as such persons may reasonably request for such purpose, to the extent reasonably necessary in connection with the consummation of the transactions contemplated by the Agreement; provided that the Company’s compliance with any request under this section shall not unreasonably interfere with the Ordinary Course conduct of the business of the Company and its Subsidiaries.

This section shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the good faith judgment of the Company, after consultation with outside legal counsel, may reasonably be expected to result in the breach of any Contract, cause any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be jeopardized with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company, after consultation with outside legal counsel) be managed through arrangements reasonably acceptable, and not unduly burdensome, to the Company.

Each Party acknowledges that the Confidentiality Agreement continues to apply with respect to any confidential information furnished in connection with the Arrangement pursuant to the Arrangement Agreement.

Covenants Regarding Insurance and Indemnification

Prior to the Effective Date, the Company shall, in consultation with the Purchaser, purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from an insurer(s) of nationally recognized standing providing protection no less favorable in the aggregate than the protection provided by the policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of matters or claims arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that: (i) the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and (ii) the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for similar policies currently maintained by the Company or its Subsidiaries.

The Purchaser shall cause the Company and its Subsidiaries to, from and after the Effective Time, to the extent permitted by Law, honour all rights to indemnification, exculpation and advancement now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries, to the fullest extent permitted by the constating documents or applicable Law or under existing indemnification agreements provided to the Purchaser prior to July 11, 2023, and acknowledges that such rights, to the extent that they are disclosed in the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms, to the extent permitted by Law, with respect to actions, admission or omission of such Indemnified D&Os occurring on or prior to the Effective Date for a period of not less than six (6) years from the Effective Date.

For greater certainty, any claims for indemnification pursuant to the foregoing paragraph asserted in good faith and in writing from an Indemnified D&O and in accordance with the constating documents or applicable Law or under existing indemnification agreements, as applicable, to the Company prior to the D&O Indemnification Expiry shall not thereafter be barred by such expiration and the rights set out in the foregoing paragraph in favour of the Indemnified D&O shall survive in respect of such claim.

If the Company or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges into, any other person and is not a continuing or surviving company or entity of such consolidation, amalgamation or merger or (b) transfers all or substantially all of its properties and assets to any person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Insurance and Indemnification section.

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Covenants Relating to Exchange Delisting

Each of the Company and the Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (a) the delisting of the Shares from Nasdaq (including, if reasonably requested by the Purchaser, such items as may be necessary to delist the Shares on the Effective Date) and (b) the Company to cease being a reporting issuer under applicable Securities Laws (including the deregistration of the Shares and suspension of the Company’s reporting obligations under the Exchange Act), in each case, as promptly as practicable following the last event set out in the applicable section of the Plan of Arrangement.

Post-Closing Employment Matters

The Company Employees as of immediately prior to the Effective Time are referred to herein as the “Covered Employees.” Subject to the Post-Closing Employment Matters section of the Arrangement Agreement, for a period of twelve (12) months following the date of the Arrangement Agreement, the Purchaser will or will cause the Company to provide each Covered Employee with (i) base salary or hourly wages and cash incentive compensation opportunities that are substantially similar, in the aggregate, to those in effect immediately prior to July 11, 2023, provided that any form of discretionary compensation continue to be provided at the sole discretion of the Company, and (ii) employee benefits (excluding retiree health and welfare benefits or defined benefit pension plans or any post-termination or post-employment health benefits) that are substantially similar, in the aggregate, to those that such Covered Employee was entitled to receive as of July 11, 2023, in each case, provided the specific terms of such entitlements have been disclosed in the applicable section of the Company Disclosure Letter.

Without limiting the generality of the preceding paragraph but subject to the below paragraph, for a period of twelve (12) months following the date of the Arrangement Agreement, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under existing employment and other agreements with Covered Employees and Employee Plans in accordance with their terms as in effect on July 11, 2023 and to the extent the specific terms of such agreements and Employee Plans have been disclosed in the applicable section of the Company Disclosure Letter.

The provisions of the Post-Closing Employment Matters section of the Arrangement Agreement are solely for the benefit of the Parties to the Arrangement Agreement and shall not constitute a guarantee of employment or prevent the Purchaser from causing the Company or its Subsidiaries to terminate the employment of any person in accordance with applicable Law. No provision of the Post-Closing Employment Matters section of the Arrangement Agreement is intended to, or shall constitute the establishment or adoption of or an amendment to any existing entitlement and no current or former Company Employee shall be regarded for any purpose as a third party beneficiary to the Arrangement Agreement or have the right to enforce the provisions hereof.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties of Liminal BioSciences relating to the following: “Organization and Qualification”, “Corporate Authorization”, “Executive and Binding Obligation”, “Governmental Authorization”, “Non-Contravention”, “Capitalization”, “Shareholders’ and Similar Agreements”, “Subsidiaries”, “Canadian Securities Laws Matters”, “U.S. Securities Laws Matters”, “Reports”, “Financial Statements”, Sarbanes-Oxley Act”, “Disclosure Controls and Procedures”, “Minute Books”, “Auditors”, “No Material Undisclosed Liabilities”, “Absence of Certain Changes or Events”, “Related Party Transactions”, “Compliance with Law”, “Authorizations and Licenses”, “Material Contracts”, “Personal Property”, “Real Property”, “Intellectual Property”, “Litigation”, “Environmental Matters”, “Employees”, “Collective Agreements”, “Employee Plans”, “Insurance”, “Taxes”, “Corrupt Practices Legislation”, “Privacy, Confidentiality and Information Technology”, “Opinion of Financial Advisor”, “Brokers”, “No Collateral Benefit”, “Solvency”, “Board Approval and Special Committee Approval” and “Funds Available”.

The Arrangement Agreement contains certain representations and warranties of the Purchaser relating to the following: “Organization and Qualification”, “Corporate Authorization”, “Execution and Binding

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Obligation”, “Governmental Authorization”, “Non-Contravention”, “Litigation”, “Security Ownership”, “Financing” and “Brokers”.

Conditions to Closing

Mutual Condition Precedents

The obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver by the Parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of each of the Purchaser and the Company and which may only be waived, in whole or in part, by the mutual consent of each of the Purchaser and the Company:

(h)

the Interim Order shall have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise;

(i)	the Arrangement Resolution shall have been approved at the Meeting by not less than the Required Vote in accordance with the Interim Order;

(j)

the Final Order shall have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in any manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise; and

(k)

no applicable Law shall be in effect that makes consummation of the Arrangement illegal or that otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or any of the other transactions contemplated by the Arrangement Agreement.

Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by the Arrangement Agreement shall be subject to the satisfaction or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, which are for the exclusive benefit of the Purchaser and which may only be waived, in whole or in part, by the Purchaser:

(a)

all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Date shall have been duly performed by the Company in all material respects, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(b)

the representations and warranties of the Company set forth in (i) Paragraphs (2) [Corporate Authorization], (3) [Execution and Binding Obligation] and the first sentence of Paragraph (1) [Organization] of Schedule C of the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Paragraph (6) [Capitalization] of Schedule C of the Arrangement Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date); and (iii) all other representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for the purposes of this Section any materiality qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date (disregarding for the purposes of this Section any materiality qualification contained in

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any such representation or warranty)), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (iv) the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(c)

between July 11, 2023 up to and including the Effective Date, there shall not have occurred any Material Adverse Effect that remains continuing or any event or occurrence that would reasonably be expected to have a Material Adverse Effect;

(d)

the aggregate number of Shares held, directly or indirectly, by Minority Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Shares.

Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the transactions contemplated by the Arrangement Agreement shall be subject to the satisfaction or waiver by the Company on or before the Effective Date of each of the following conditions, which are for the exclusive benefit of the Company and which may only be waived, in whole or in part, by the Company:

(a)

all covenants of the Purchaser under the Arrangement Agreement to be performed on or before the Effective Date shall have been duly performed by the Purchaser in all material respects, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date;

(b)

the representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of this Section any materiality qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date (disregarding for the purposes of this Section any materiality qualification contained in any such representation or warranty)), except where the failure to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date;

(c)

the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with the Arrangement Agreement the funds required to effect payment in full of the aggregate consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to the Company in writing the receipt of such funds.

Satisfaction of Conditions

The conditions precedent set out in this article will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to the Arrangement Agreement shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

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Acquisitions Proposals

Definition of Acquisition Proposal

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transactions involving only the Company and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal or offer (written or oral) from any person or group of persons other than the Purchaser (or an affiliate of the Purchaser or any person acting jointly or in concert with the Purchaser) received by the Company before or after the date of the Arrangement Agreement relating to, in each case whether in a single transaction or a series of transactions: (a) any direct or indirect sale, disposition or joint venture (or any lease, license or other arrangement having the same economic effect as a sale, disposition or joint venture) of assets (including securities of any Subsidiary of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company or any of its Subsidiaries) then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); (c) any acquisition, disposition, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company or any Subsidiary whose assets represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; or (e) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Definition of Superior Proposal

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person or group of persons who is an arm’s-length third party to the Company made after July 11, 2023: (a) to acquire not less than all of the outstanding Shares; (b) that complies with Securities Laws and is available to all Company Shareholders on the same terms and did not result from or involve a breach of Article 5 of the Arrangement Agreement; (c) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith, after receiving the advice of its outside legal counsel and financial advisors, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) that is not subject to a due diligence and/or access condition; (e) that provides that the person making such Acquisition Proposal will advance or otherwise provide to the Company the cash required in order to pay the Termination Fee prior to the date on which such Termination Fee is to be paid and (f) in respect of which the Board and any relevant committee determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all of the terms and conditions of the Acquisition Proposal and the person or group of persons making such Acquisition Proposal, that it would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement).

Non-Solicitation

The Company shall, and shall direct and cause its Representatives and its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any person (other than the Purchaser, its affiliates or their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or

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may reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, the Company shall:

(i)

promptly discontinue access to and disclosure of all confidential information, including and data room and any access to the properties, facilities, books and records of the Company or any of its Subsidiaries; and

(ii)

promptly and in any event within two (2) Business Days of July 11, 2023, request and exercise all rights it has to require (A) the return or destruction of any confidential information regarding the Company or any Subsidiary provided to any person (other than the Purchaser or its affiliates) since January 1, 2022 in respect of a possible Acquisition Proposal and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercial reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights.

Except as expressly provided in Article 5 of the Arrangement Agreement, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, including through any of its or their Representatives, and shall not permit any such person to:

(i)

solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing information or providing copies of, access to, or disclosure of, any confidential information, permitting any visit to any facilities or properties of the Company or any of its Subsidiaries or entering into any Contract) any Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in or facilitate any discussions or negotiations with, or provide any information to, any person (other than the Purchaser or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, ; provided that, for greater certainty, the Company shall be permitted to (i) communicate with any person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such person, (ii) advise any person of the restrictions of the Arrangement Agreement, and (iii) advise any person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii)	make a Change in Recommendation; or

(iv)

accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal (other than a confidentiality agreement permitted by the applicable non-solicitation provision of the Arrangement Agreement).

The Company represents and warrants that since January 1, 2022 the Company, its Subsidiaries and its and their respective Representatives have not waived any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a Party with any person. The Company agrees that it shall (i) take all necessary action to enforce any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party and (ii) not release any person from, or waive, amend, suspend or otherwise modify any person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party that remains in effect as of the date of the Arrangement Agreement.

Notwithstanding the applicable non-solicitation provision of the Arrangement Agreement and any other provision of the Arrangement Agreement, the Board shall, prior to the approval of the Arrangement Resolution by the Company Shareholders, be permitted to participate in discussions or negotiations with, or furnish information to, any person in response to an unsolicited bona fide written Acquisition Proposal delivered by such person to the Company after July 11, 2023, if, and only to the extent that:

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(i)	the Company has been and continues to be in compliance in all material respects with its obligations under the non-solicitation provisions of the Arrangement Agreement.

(ii)	such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction;

(iii)

the Board, after receiving the advice of its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal;

(iv)	the Board, after receiving the advice of its outside legal counsel, has determined in good faith that failure to take such action would be inconsistent with its fiduciary duties; and

(v)

prior to entering into any discussions or negotiations with, or furnishing any information to such person, the Board has received from such person an executed confidentiality agreement having substantially the same terms as the Confidentiality Agreement and, taken as a whole, being no less favourable to the Company than the Confidentiality Agreement, and which includes a “standstill” provision that restricts such person and its affiliates from announcing an Acquisition Proposal for a period of not less than 12 months from the date of such confidentiality agreement, and the Purchaser has been provided with a copy of such confidentiality agreement and the Purchaser is provided promptly with a list of, or in the case of information that was not previously made available to the Purchaser, copies of, any information provided to such person;

The Company shall promptly (and in any event within 24 hours of receipt by the Company) notify the Purchaser, at first orally and then in writing, of all inquiries proposals, offers relating to or constituting an Acquisition Proposal, all requests for discussions or negotiations relating to an Acquisition Proposal and all requests for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries, in each case received on or after July 11, 2023, of which it or any of its Subsidiaries, or any of its or their Representatives, is or becomes aware, or any amendments to any of the foregoing. The Company shall keep Purchaser informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal, offer or request and will respond promptly to all inquiries by the Purchaser with respect thereto. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal or such inquiry, proposal, offer or request, the identity of the person making such Acquisition Proposal or such inquiry, proposal, offer or request, a copy of such inquiry, proposal, offer or request and all written communications related thereto, and the Company shall provide such other details of the Acquisition Proposal and inquiry, proposal, offer or request as the Purchaser may reasonably request.

The Company shall at all times ensure that its Subsidiaries Representatives are aware of the non-solicitation provisions of the Arrangement Agreement and it will be responsible for any breach of such provisions of the Arrangement Agreement by such Subsidiaries or Representatives.

Responding to a Superior Proposal and Right to Match

Prior to the approval of the Arrangement Resolution by the Required Vote, notwithstanding the applicable non-solicitation provision of the Arrangement Agreement, the Board may modify or withdraw its recommendation of the Arrangement and accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal if, and only to the extent that:

(i)	the Company has been and continues to be in compliance in all material respects with its obligations under Article 5 of the Arrangement Agreement;

(ii)	the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction;

(iii)	the Board, receiving the advice of its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes a Superior Proposal;

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(iv)

the Company has provided the Purchaser with a notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal as required under the Arrangement Agreement, including a copy of any proposed agreement relating to such Superior Proposal, at least five Business Days prior to the date on which the Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

(v)

five Business Days shall have elapsed from the later of the date on which the Purchaser received the notice and documentation referred to in the Arrangement Agreement from the Company in respect of the Superior Proposal and the date the Purchaser received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal (the “Match Period”) and, if the Purchaser has proposed to amend the terms of the transactions contemplated in the Arrangement Agreement and the Arrangement in accordance with the Arrangement Agreement, the Board (after receiving the advice of its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of the Arrangement Agreement and the Arrangement proposed by the Purchaser; and

(vi)

such Superior Proposal does not obligate or permit the Company or any other person to interfere with or seek to interfere with the completion of the Arrangement or to complete any transaction that would contravene the Arrangement Agreement.

During each Match Period, or such longer period as the Company may approve in its sole discretion for such purpose, the Purchaser shall have the right, but not the obligation, to offer to amend the terms of the transactions contemplated in the Arrangement Agreement and the Arrangement. The Board shall review any proposal by the Purchaser to amend the terms of the transactions contemplated in the Arrangement Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Purchaser’s proposal to amend the transactions contemplated by the Arrangement Agreement and the Arrangement would, upon acceptance by the Company, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by the Arrangement Agreement and the Arrangement. If the Acquisition Proposal would no longer constitute a Superior Proposal, the Board shall negotiate in good faith with the Purchaser to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as the Purchaser deems appropriate and as would enable the Purchaser to proceed with the Arrangement and the transactions contemplated in the Arrangement Agreement on such adjusted terms. If the Board (based upon, inter alia, the recommendation of the Special Committee) so determines, it will promptly enter into an amended agreement with the Purchaser reflecting the amended proposal.

Where the Company has provided the Purchaser notice pursuant to the Arrangement Agreement and the Meeting is scheduled to be held prior to the expiry of the Match Period and the Purchaser requests in writing that the Meeting proceed, the Company shall continue to take all reasonable steps necessary to hold the Meeting and to cause the Arrangement Resolution to be voted on at the Meeting, or alternatively, if requested to do so by the Purchaser, the Company shall postpone or adjourn the Meeting as to a date that is not more than 20 days after the scheduled date of the Meeting or any previous postponement or adjournment thereof, and the Board shall waive the proxy cut-off time if requested to do so by the Purchaser and shall, in the event that the Purchaser and the Company amend the terms of the Arrangement Agreement or the Arrangement pursuant to the Arrangement Agreement, ensure that the details of such amended Agreement or Arrangement are communicated to the Company Shareholders prior to the resumption of the postponed or adjourned Meeting. For greater certainty, unless the Arrangement Agreement is terminated in accordance with its terms, nothing in the Arrangement Agreement shall limit in any way the obligation of the Company to convene and hold the Meeting in accordance with the Arrangement Agreement.

The Board shall promptly (and in any event within two Business Days) reaffirm the Board Recommendation by news release after any Acquisition Proposal is publicly announced or made and (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that a proposed amendment to the terms of transactions contemplated by the Arrangement Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal. The Purchaser and its outside legal counsel shall be given a reasonable opportunity

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to review and comment on the form and content of any such news release and all reasonable comments made by the Purchaser and its outside legal counsel shall be accepted and incorporated into such news release.

Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of the Arrangement Agreement and the requirement under the Arrangement Agreement to initiate a new Match Period.

Nothing contained in the Arrangement Agreement shall prohibit the Board from making any disclosure to any Company Shareholders prior to the Effective Time, including for greater certainty by directors’ circular or otherwise, if such disclosure is required by Securities Laws; provided however, notwithstanding that the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation other than as permitted by the Arrangement Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of the Parties;

(b)	by either the Company or the Purchaser, if:

(i)

the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this Section shall not be available to any Party if the failure of the Effective Time to occur by such date has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under the Arrangement Agreement;

(ii)

the Meeting is duly convened and held, the Arrangement Resolution is voted on by the Company Shareholders and the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof), except that the right to terminate the Arrangement Agreement under this Section shall not be available to any Party if the failure of to obtain the Required Vote at the Meeting (or any adjournment or postponement thereof) has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under the Arrangement Agreement; or

(iii)

after July 11, 2023, any Law is enacted, made, enforced or amended, as applicable, that makes consummation of the Arrangement illegal or that otherwise prohibits or enjoins the Company and the Purchaser from consummating the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, and such Law has, if applicable, become final and non-appealable, except that the right to terminate the Arrangement Agreement under this Section shall not be available to any Party if such enactment, making, enforcement or amendment of such Law has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under the Arrangement Agreement.

(c)	by the Purchaser, if:

(i)

the Board or the Special Committee, or any other committee of the Board, shall have: (A) failed to unanimously recommend or withdrawn, qualified, amended or modified, or proposed or stated and intention publicly to withdraw, qualify, amend or modify, in a manner adverse to the Purchaser, its approval of the Arrangement or the Board Recommendation (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal following the public announcement thereof for a period of no more than five Business Days shall not be considered an adverse modification); or (B) accepted, approved, endorsed or recommended, or proposed or

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stated an intention publicly to accept, approve, endorse or recommend, any Acquisition Proposal or taken no position or remained neutral with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days; or (C) failed to reaffirm its approval of the Arrangement or the Board Recommendation as and when required under the Arrangement Agreement or within five Business Days of being requested to do so by the Purchaser (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third business prior to the date of the Meeting) (together with any of the matters set forth in (A) and (B), a “Change in Recommendation”);

(ii)

a breach of any representation or warranty or a breach of or failure to perform any covenant or obligation on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause any condition related to its representations and warranties or covenants not to be satisfied, and such breach is not cured in accordance with the terms of the Arrangement Agreement, provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any condition related to its representations and warranties or covenants not to be satisfied; or

(iii)	the Company shall have breached any of its Arrangement, non-solicitation or Superior Proposal covenants or agreements in the applicable sections of the Arrangement Agreement;

(iv)	there has occurred after July 11, 2023 a Material Adverse Effect.

(d)

by the Company, if a breach of any representation or warranty or breach of or failure to perform any covenant or obligation on the part of the Purchaser set forth in the Arrangement Agreement shall have occurred that would cause any condition related to its representations and warranties or covenants not to be satisfied, and such breach is not cured in accordance with the terms of the Arrangement Agreement, provided that the Company is not then in breach of the Arrangement Agreement so as to cause any condition related to its representations and warranties or covenants not to be satisfied.

If the Arrangement Agreement is terminated pursuant to the exercise by any Party of its above-described termination rights, the Arrangement Agreement shall become void and be of no further force or effect without liability of any Party to any other Party hereto, except as otherwise expressly contemplated in the Arrangement Agreement, including with respect to the Termination Fee described below.

Termination Fee

Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, the Company shall pay, or cause to be paid, to the Purchaser (or as directed by the Purchaser) by wire transfer of immediately available funds an amount equal to US$322,000 (the “Termination Fee”) if:

(a)

the Purchaser shall have terminated the Arrangement Agreement following a breach by the Company of the recommendation, non-solicitation or Superior Proposal provisions in accordance with the applicable sections of the Arrangement Agreement, in which case payment shall be made within two Business Days of such termination;

(b)	the Purchaser or the Company shall have terminated the Arrangement Agreement in accordance with the applicable sections of the Arrangement Agreement in the following circumstances:

(i)

after July 11, 2023, an Acquisition Proposal shall have been made or proposed to the Company or otherwise, or publicly announced, or a person shall have publicly announced an intention to do so (which has not been withdrawn);

(ii)	the Required Vote is not obtained prior to the Outside Date; and

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(iii)

within one year after the date of the termination of the Arrangement Agreement either (A) the Company or any of its Subsidiaries enters into a Contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause (i) above and whether or not such Acquisition Proposal is consummated), in which case payment shall be made prior to the Company entering into such Contract, or (B) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause (i) above) is consummated, in which case payment shall be made prior to the consummation of such Acquisition Proposal; or

(c)

the Purchaser shall have terminated the Arrangement Agreement (A) in the event the Effective Time has not occurred on or prior to the Outside Date, or (B) following a breach of any representation or warranty or a breach of or failure to perform any covenant or obligation on the part of the Company set forth in the Arrangement Agreement, and the circumstance giving rise to the Purchaser’s right to terminate the Agreement was the wilful failure of the Company to fulfill any of its obligations under the Arrangement Agreement when required to do so, in which case payment shall be made within two Business Days of such termination.

Expenses

Whether or not the Arrangement is consummated, and except as otherwise provided in the Arrangement Agreement (including with respect to the Termination Fee), all legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the Arrangement Agreement or the transactions contemplated thereby, and all documents and instruments executed or delivered pursuant to the Arrangement Agreement shall be paid by the Party incurring such fees, costs and expenses.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation: (a) change the time for performance of any of the obligations or acts of the Parties; (b) modify any representation, warranty, term or provision contained herein or in any document delivered pursuant hereto; or (c) modify any of the conditions precedent referred to in Article 7 of the Arrangement Agreement or any of the covenants herein contained or modify performance of any of the obligations of the parties.

Governing Law

The Arrangement Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

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Certain Legal and Regulatory Matters

Court Approval and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. On August 16, 2023, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place virtually on September 19, 2023 at 10:00 a.m. (Eastern time) with the Court. Any person who receives notice under the Interim Order who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the notice of application for the Final Order and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the notice of application for the Final Order is attached as Appendix C to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Securities Law Matters

MI 61-101

The Company is a reporting issuer under the securities acts of all provinces of Canada. In addition, the securities regulatory authorities in the Provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates certain transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

MI 61-101 regulates certain types of special transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in MI 61-101) to the transaction, or (iii) is entitled to receive a consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class. The Arrangement is a “business combination” within the meaning of and subject to the provisions of MI 61-101.

Formal Valuation

Pursuant to MI 61-101, a formal valuation of the Shares is required since the Arrangement is a “business combination” within the meaning of MI 61-101 and “interested parties” will, as a consequence of the Arrangement, directly or indirectly, acquire the Company, whether alone or with joint actors.

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To the knowledge of the directors and executive officers of the Company, after reasonable inquiry, (a) there has been no prior valuation (as defined in MI 61-101) prepared in respect of the Company within the twenty-four (24) months preceding the date of this Circular, and (b) there has been no bona fide prior offer relating to the subject matter of, or other relevant to, the Arrangement received by the Company within the twenty-four (24) months preceding the date of this Circular.

Minority Approval

MI 61-101 requires that, in addition to any other required security holder approval, a “business combination” be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class. Consequently, in relation to the Arrangement, the approval of the Arrangement Resolution will require the affirmative vote of a majority (more than 50%) of the votes cast by all the holders of Shares virtually present or represented by proxy at the Meeting other than: (i) “interested parties” (as defined in MI 61-101); (ii) any “related party” (as defined in MI 61-101) of an “interested party”, unless the “related party” meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested party” nor “issuer insiders” of the Company; and (iii) any person that is a “joint actor” (as defined in MI 61-101) with any of the foregoing, voting separately as a class.

The Shares held, directly or indirectly, by SALP and its affiliates and associates, which beneficially owns or exercises control or direction over an aggregate of 1,987,613 Shares, representing in the aggregate approximately 61% of the outstanding Shares, will be excluded from the vote of the Minority Shareholders. See “Information Concerning the Purchaser “.

Stock Exchange Delisting and Reporting Issuer Status

The Company and the Purchaser have agreed to cooperate in taking, or causing to be taken, all actions necessary to enable the Shares to be delisted from the Nasdaq promptly, with effect as soon as practicable following the acquisition by the Purchaser of the Minority Shares pursuant to the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. Following the consummation of the Arrangement, the registration of the Shares under the U.S. Exchange Act will be terminated.

Provision for Unaffiliated Shareholders

No provision has been made to (a) grant unaffiliated Shareholders (being the Shareholders excluding the Purchaser and its affiliated entities (as such term is defined for the purposes of MI 61-101)) access to corporate files of the Company or the Purchaser or (b) obtain counsel or appraisal services at the expense of the Company or the Purchaser.

Dissenting Shareholders Rights

If you are a registered Shareholder as at the Record Date, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement.

The following is only a summary of the Dissenting Shareholder provisions of the Interim Order, the CBCA and the Plan of Arrangement, which are technical and complex. The following description of the Dissent Rights of registered Shareholders as at the Record Date is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the “fair value” of his, her or its Shares, and is qualified in its entirety by the reference to the full text of the Interim Order which is attached as Appendix C to this Circular, the full text of the Plan of Arrangement which

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is attached as Appendix B to this Circular and the full text of Section 190 of the CBCA which is attached as Appendix F to this Circular.

A registered Shareholder as at the Record Date who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and/or the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is suggested that registered Shareholders as at the Record Date wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their Dissent Rights. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

Under the Interim Order, a Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted at the Meeting, and will not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised his, her or its Dissent Rights.

The Court hearing the application for the Final Order also has the discretion to alter the Dissent Rights described herein.

A registered Shareholder as at the Record Date may only exercise Dissent Rights with respect to all Shares held by the registered Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name as at the Record Date. As a consequence, a registered Shareholder as at the Record Date may only exercise the right to dissent in respect of the Shares that are registered in that Shareholder’s name as at the Record Date.

In many cases, Shares beneficially owned by a person are registered either:

(i)

in the name of an Intermediary that the non-registered Shareholder deals with in respect of the Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

Accordingly, persons who are beneficial owner of Shares as at the Record Date will not be entitled to exercise Dissent Rights directly. A beneficial owner of Shares who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the non-registered Shareholder deals in respect of its Shares and determine if it is possible to have the Intermediary exercise the Dissent Rights directly because the Shares are registered in the name of the Intermediary as at the Record Date on behalf of the non-registered Shareholder. If such is the case, a beneficial owner of Shares who wishes to exercise Dissent Rights should instruct the Intermediary (as the registered owner of the Shares on the Record Date) to exercise Dissent Rights on the non-registered Shareholder’s behalf.

Notwithstanding Subsection 190(5) of the CBCA, a registered Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice (as defined below), which the Company must receive, c/o Marie Iskra, General Counsel and Secretary, at 440 Armand-Frappier Boulevard, Suite 300, Laval QC H7V 4B4, with copies (which shall not constitute notice) to each of:

-	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, Suite 4100, Montréal, QC H3B 3V2, Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez;

-	Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: John Emanoilidis and Adam Ibrahim; and

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-	Computershare Investor Services Inc., 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department.

by no later than 5:00 p.m. (Eastern time) on September 13, 2023 (or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day prior to the commencement of the reconvened Meeting) (the “Dissent Notice”), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement. A Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Shareholder has voted (some or all of their Shares) in favour of the Arrangement Resolution, whether virtually present or by proxy.

The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote; however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder if such person has voted or instructed proxy holder to vote such Shares in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide and the Company does not assume that a vote against the Arrangement Resolution constitutes a Dissent Notice. A registered Shareholder need not vote its Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder as at the Record Date to forfeit its Dissent Right.

The Company is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to the Company a written notice (a “Payment Demand”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Transfer Agent, the Share Certificates representing the Shares in respect of which the Dissenting Shareholder has dissented. A Dissenting Shareholder who fails to send the Share Certificates representing the Shares in respect of which the Dissenting Shareholder has dissented forfeits such Dissenting Shareholder’s right to dissent. The Company or the Transfer Agent shall endorse on Share Certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and shall forthwith return the Share Certificates to the Dissenting Shareholder.

Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, then withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares, unless:

(i)

the Dissenting Shareholder withdraws the Payment Demand before the Company makes a written offer to pay for the Shares in respect of which the Dissenting Shareholder has dissented (the “Offer to Pay”);

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(ii)	the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

(iii)	the directors of the Company revoke the Arrangement Resolution,

in which case the Company will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Payment Demand was sent, all subject to the terms of the Plan of Arrangement which provides that registered Shareholders who exercise the rights of dissent as set out in the CBCA as modified by the Plan of Arrangement will be deemed to have transferred their Dissent Shares to the Purchaser, free and clear of any liens, as of the Effective Date, and if they (a) ultimately are entitled to be paid fair value for their Dissent Shares, shall be deemed to have transferred such Shares to the Purchaser on the Effective Date in exchange for the fair value of such Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Shares had such holders not exercised their Dissent Right, or (b) are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders.

Pursuant to the Plan of Arrangement, in no case will the Purchaser or the Company be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of registered Shareholders at the Effective Date.

The Company is required, not later than seven days after the later of the Effective Date or the date on which the Company received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by the Company within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Company does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Company may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Shares of Dissenting Shareholders. If the Company fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Shares have not been purchased will be joined as parties and bound by the decision of the Court, and the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Shares of all Dissenting Shareholders. The final order of a Court will be rendered against the Company in favor of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholders Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

Depositary

Computershare Investor Services Inc. will act as the depositary for the receipt of Share Certificates or DRS Advices representing Shares and related Letters of Transmittal and the payments to be made to the Minority Shareholders (other than any Dissenting Shareholders) pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable Securities Laws and expenses in connection therewith.

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No fee or commission is payable by any holder of Shares who transmits its Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, the Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Arrangement.

Information Concerning the Purchaser Filing Parties

The Purchaser is a limited partnership existing under the laws of the Cayman Islands, managed by its general partner, Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario, with a registered head office located at 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8.

Thomvest and its affiliates are a group of investment companies which make investments on behalf of Peter J. Thomson and his family.

Other than in connection with the Arrangement, during the past two years, there have been no transactions between the Purchaser Filing Parties (including any person who is an executive officer, director, or controls a Purchaser Filing Person) and (1) the Company or any of its affiliates that are not natural persons where the aggregate value of the transactions is more than one percent of the Company’s consolidated revenues for the fiscal year when the transaction occurred; or (2) any executive officer, director or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000, other than the repayment of $39.1 million of indebtedness of the Company owed to SALP and the cancellation of 168,735 Company Warrants in February 2022 previously issued pursuant to a debt restructuring agreement entered into in April 2019.

The Purchaser has on hand the total amount of funds required to complete the Arrangement. See “The Arrangement - Sources of Funds for the Arrangement”.

Information Concerning Liminal BioSciences

History and Development of the Company

The Company was incorporated on October 14, 1994 under the CBCA, under the name Innovon Life Sciences Holdings Limited. The Company changed its name to “Prometic Life Sciences Inc.” on May 19, 1998 and subsequently changed its name to “Liminal BioSciences Inc.” on October 3, 2019. On July 28, 1998, the Company’s Shares began trading on the Toronto Stock Exchange, or the TSX, under the trading symbol “PLI” and, on October 7, 2019, began trading under the trading symbol “LMNL.” On November 18, 2019, the Company’s Shares began trading on the Nasdaq under the trading symbol “LMNL.” On August 5, 2020, the Company voluntarily delisted its Shares from the TSX.

The Company’s head and registered office is located at 231 Dundas Street East, Belleville, Ontario, Canada K8N 0K1. The telephone number of the Company’s principal executive office is 1-450-781-0115 and corporate website is www.liminalbiosciences.com. The SEC maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov. In September 2022, the Company transferred its Shares from The Nasdaq Global Market to The Nasdaq Capital Market. In February 2023, the Company completed a consolidation of all the issued and outstanding Shares of the Company on the basis of a consolidation ratio of ten (10) pre-consolidation Shares for one (1) post-consolidation Share to regain compliance with Nasdaq’s minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq of at least $1.00 per share for a minimum of 10 consecutive trading days. In February 2023, the Company received written notice from Nasdaq that the Company had regained compliance with Nasdaq Listing Rule 5450(a)(1).

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Business Overview

The Company is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology.

The Company’s pipeline is currently made up of three programs. LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. LMNL6326 has been nominated as the preclinical candidate for its OXER1 antagonist program, and the Company is also developing GPR40 agonists. Both the OXER1 antagonist program and GPR40 agonist program are currently in the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

The Company believes that its drug discovery platform and deep understanding of GPCRs allows to identify small molecule candidates that can accurately target GPCRs where other drug discovery approaches have been unsuccessful. The Company’s drug discovery platform leverages a fully integrated chemistry and biology expertise supported by its broad in vivo capabilities, which allows the Company to investigate its preclinical drug candidates’ efficacy in a wide variety of animal models and enables the Company to develop small molecule therapeutic candidates for the treatment of various metabolic, inflammatory and fibrotic diseases. The Company aims to develop best or first-in-class therapies targeting indications with significant unmet needs, where a novel small molecule approach may be better suited using its drug discovery platform, specialized know-how and data-driven development plans.

The Company is led by a strong, experienced team with proven track records in the discovery, development, and approval of biopharmaceuticals. The Company’s team’s extensive experience in clinical development, and regulatory success is backed by its data driven philosophy.

Description of Share Capital

Liminal BioSciences’ authorized share capital consists of an unlimited number of Shares without par value. As of the Record Date, there were 3,249,534 issued and outstanding Shares.

Ownership of Securities

The names of the directors, executive officers and other insiders of the Company, the positions held by them with the Company and the number and percentage of outstanding Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them as of August 15, 2023, and, where known, after reasonably enquiry, by their respective associates or affiliates, are set out in the following table. The table also sets out the number of Company Options held by each of them prior to the Arrangement.

Name	Position with the Company	Shares	% of Shares	% of voting rights attached to all Shares	Company Options

Bruce Pritchard	CEO	1,346	0.0414%	0.0414%	93,354

Patrick Sartore	President	317	0.00976%	0.00976%	38,354

N. Nicole Rusaw	CFO	—	—%	—%	15,000

Marie Iskra	General Counsel	—	—%	—%	18,697

Simon Best	Lead Independent Director	2,147	0.0661%	0.0661%	9,072

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Name	Position with the Company	Shares	% of Shares	% of voting rights attached to all Shares	Company Options

Gary J. Bridger	Director	—	—%	—%	14,885

Neil A. Klompas	Director	—	—%	—%	4,885

Alek Krstajic	Director	—	—%	—%	4,300

Eugene Siklos(2)	Director	—	—%	—%	—

Timothy Steven Wach	Director	900	0.0277%	0.0277%	4,885

All of the directors and executive officers, as a group		4,710	0.14%	0.14%	203,432

SALP(1)	Insider	1,987,613(2)(3)	61%	61%(3)	—

(1)

Based on information provided by SALP, SALP, together with its affiliates and associates, currently beneficially owns, or exercises control or direction over, directly or indirectly, 1,987,613 Shares, representing approximately 61% of the issued and outstanding Shares. This figure does not include 394,737 Shares issuable to SALP upon the exercise of its Company Warrants.

(2)

Eugene Siklos does not hold Shares registered in his name. However, he may be deemed to have sole voting and investment power of the securities held by Structured Alpha LP and its affiliates and associates.

(3)	Such Shares, as well as any other Shares held by Shareholders required to be excluded under MI 61-101, will be excluded for purposes of the Minority Approval.

Situation Following the Completion of the Arrangement

To the knowledge of the directors and executive officers of the Company, it is expected that, following the completion of the Arrangement and the Consideration to be received in connection with the Arrangement by each of the directors and officers of the Company, such persons will not hold any Shares, other securities, Company Options of RSUs of or issued by the Company.

Commitment to Acquire Securities of the Company

None of the Company and its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, any other insiders of the Company, any person acting jointly or in concert with the Company, or their respective associates or affiliates, other than the Purchaser as described in this Circular, has made any agreement, commitment or understanding to acquire securities of the Company.

Pursuant to the terms and subject to the conditions of the Arrangement Agreement, the Purchaser has committed to acquire all of the Shares from the Minority Shareholders.

Dividend Policy

The Company has neither declared nor paid any dividends since its incorporation and its does not currently anticipate paying dividends on the Shares for the foreseeable future. There are no restrictions on the Company’s current or future ability to pay dividends, other than as prescribed by applicable general corporate law. The Company’s dividend policy is at the discretion of the Board and may vary depending on many factors, including, among others, the Company’s results of operation financial condition, available cash flow and current and anticipated cash requirements, business growth opportunities and contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

Directors and Executive Officers

The following table summarizes the positions held by the Company’s executive officers and directors in the past five (5) years:

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Name	Company	Position Held	From	To
Bruce Pritchard	Liminal BioSciences	Chief Executive Officer	November 2020	Present
		Chief Operating Officer	August 2014	November 2020
		Interim Chief Financial Officer	August 2017	September 2019

Patrick Sartore	Liminal BioSciences	President	November 2020	Present
		Chief Operating Officer	May 2019	November 2020
		Group Chief Legal Officer and Corporate Secretary	May 2015	September 2019

Nicole Rusaw	Liminal BioSciences	Chief Financial Officer	November 2022	Present
	Ionic Brands Corp.	Chief Financial Officer	June 2021	December 2021
	Copland Road Capital Corp. (formerly Nabis Holdings Inc.)	Chief Financial Officer	October 2019	January 2021
	Nuvo Pharmaceuticals Inc.	Interim VP Operations and Administration	October 2018	June 2019

Marie Iskra	Liminal BioSciences	General Counsel & Secretary	September 2019	Present
		Associate General Counsel	July 2018	September 2019

Simon Best	Liminal BioSciences	Lead Independent Director	May 2014	Present
		Interim President and Chief Executive Officer	December 2018	April 2019

Gary J. Bridger	Liminal BioSciences	Director	May 2019	Present
	Expansion Therapeutics	Director	January 2022	Present
	X4 Pharmaceuticals, Inc.	Director	October 2018	Present
	Aquinox Pharmaceuticals, Inc.	Director	October 2013	August 2019

Neil A. Klompas	Liminal BioSciences	Director	May 2019	Present
	Zymeworks Inc.	President and Chief Operating Officer	January 2022	June 2023
	Zymeworks Inc.	Chief Financial Officer	March 2007	January 2022

Alek Krstajic	Liminal BioSciences	Director	September 2020	Present

Eugene Siklos	Liminal BioSciences	Director	September 2020	Present
	Thomvest Asset Management	President	August 2020	Present
	Export Development Canada	Vice President, Head of Investments	May 2009	August 2020

Timothy Steven Wach	Liminal BioSciences	Director	May 2019	Present
	Taxand	Managing Director	January 2015	February 2020

Unless otherwise indicated below, the current business addresses for the executive officers and directors of the Company is 231 Dundas Street East, Belleville, Ontario, Canada, K8N 0K1. The current business address for Mr. Patrick Sartore and Ms. Marie Iskra is 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, Canada H7V 4B4 and the current business address for Bruce Pritchard is Ground Floor,

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Unit 1, Iconix Park, London Road, Sawston, Cambridge CB22 3EG. The current business address of Mr. Eugene Siklos is 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8.

Market Price and Transaction Volume

The shares are listed and posted for trading on the Nasdaq under the symbol “LMNL”. On April 4, 2023, the last full trading day prior to the public announcement of SALP’s initial non-binding proposal to acquire the Minority Shares, and on July 11, 2023, the last full trading day prior to the announcement of the execution of the Arrangement Agreement, the closing trading price of the Shares on the Nasdaq was US$3.62 and US$5.92, respectively.

The following table summarizes the high and low closing market prices and the trading volumes of the Shares on the Nasdaq for the last 12 months preceding the date of this Circular:

Calendar Period	High	Low	Volume

August 2021	US$41.80	US$21.30	97,450

September 2021	US$28.30	US$22.10	93,670

October 2021	US$23.10	US$16.90	102,120

November 2021	US$19.80	US$12.00	69,780

December 2021	US$13.10	US$8.80	118,620

January 2022	US$11.60	US$8.10	102,960

February 2022	US$9.60	US$8.00	230,410

March 2022	US$11.10	US$8.00	777,430

April 2022	US$10.10	US$7.50	461,810

May 2022	US$7.90	US$3.65	236,580

June 2022	US$5.70	US$3.98	210,800

July 2022	US$6.10	US$3.80	4,884,540

August 2022	US$5.87	US$4.00	112,530

September 2022	US$5.40	US$4.00	55,630

October 2022	US$6.79	US$3.88	104,860

November 2022	US$5.30	US$4.20	52,410

December 2022	US$4.50	US$3.20	64,130

January 2023	US$4.50	US$3.10	83,830

February 2023(1)	US$5.89	US$3.75	293,600

March 2023	US$5.73	US$3.49	124,300

April 2023	US$7.06	US$3.62	9,342,000

May 2023	US$6.98	US$6.48	119,000

June 2023	US$6.95	US$6.10	162,500

July 2023	US$8.39	US$5.92	1,034,800

August 1-15, 2023	US$8.38	US$8.37	38,400

(1)	On February 1, 2023, the Company effected a reverse stock-split of its Shares, resulting in the consolidation of 10 Shares for one Share.

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Commitments to Acquire Securities of the Company

Except as disclosed in this Circular, there are no agreements, commitments or understandings to acquire securities of the Company by (a) the Company, (b) any directors or officers of the Company or (c) to the knowledge of the directors and officers of the Company, after reasonable enquiry, by any insider of the Company (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of the Company or any person or company acting jointly or in concert with the Company.

Material Changes in the Affairs of the Company

Except as disclosed in this Circular, the directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company.

Prior Sales

Except as set forth below, no Shares (or securities convertible or exchangeable into Shares) have been issued and sold by the Company during the 36-month period preceding the date of this Circular.

Type of Grant	Grant Date	Exercise / Grant Price	Quantity

Grant of Options(2)	October 8, 2020	US$108.00	2,000

Common Shares(1)	November 3, 2020	US$35.38	575,789(4)

Warrants(1)	November 3, 2020	US$55.00	631,578(4)

Pre-funded warrants(1)	November 3, 2020	US$0.01	55,789(4)

Warrants(1)	November 25, 2020	US$55.00	157,894(4)

Grant of Options(2)	December 7, 2020	US$42.70	24,000

Grant of Options(2)	January 14, 2021	US$53.40	4,000

Grant of Options(2)	June 25, 2021	US$40.90	5,000

Grant of Options(2)	July 5, 2021	US$39.30	5,000

Grant of Options(2)	October 6, 2021	US$21.70	20,947

Grant of Options(2)	March 29, 2022	US$10.20	16,500

Grant of Options(2)	June 7, 2022	US$5.40	37,850

Grant of Options(2)	December 12, 2022	US$4.10	10,000

Grant of Options(2)	March 27, 2023	US$3.991	44,600

Common Shares from Treasury(3)	June 8, 2023	US$6.741	145,312

(1)

Common Shares, warrants and pre-funded warrants issued by the Company to SALP and to undisclosed leading U.S. public investment fund specializing in life sciences by way of a brokered private placement, with Piper Sandler acting as sole placement agent.

(2)

Options granted to directors, officers and other employees of the Company for retention purposes under the stock option plan of the Company. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company’s financial statements, in accordance with IFRS. The exercise price of the options was determined based on the fair market value of the Shares on the grant date.

(3)

Shares issued by the Company to the Fairhaven Vendors on a private placement, prospectus-exempt basis, pursuant to Section 3.4 of the Fairhaven SPA following the achievement by Fairhaven Pharmaceuticals Inc. of certain events and subject to terms and conditions described in the Fairhaven SPA.

(4)	Numbers adjusted to give effect to the reverse stock-split of its Shares, resulting in the consolidation of 10 Shares for one Share, effective as of February 1, 2023.

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The Company has not purchased Shares or other securities of the Company in the 24-month period preceding the date of this Circular and will not make any purchases of Shares before the completion of the Arrangement. During the 24-month period preceding the date of this Circular, no Purchaser Filing Party purchased Shares or other securities of the Company.

Auditor

PricewaterhouseCoopers LLP are the auditors of the Company.

Selected Historical Financial Information

Set forth below is certain selected historical financial data relating to the Company, which has been derived from the Company’s audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon, which was filed on SEDAR+ on March 15, 2023 and with the SEC as pages F-1 through F-56 of the Company’s Annual Report on Form 20-F on March 15, 2023; and the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2023, together with the notes thereon, which was filed on SEDAR+ on August 8, 2023 and furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on August 8, 2023.

The information is only a summary and should be read in conjunction with the audited financial statements and other financial information of the Company contained in: (a) the annual information form of the Company for the year ended December 31, 2022 filed on SEDAR+ on March 15, 2023 and the Company’s Annual Report on Form 20-F on March 15, 2023; (b) the audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and auditor’s report thereon, which was filed on SEDAR+ on March 15, 2023 and with the SEC as pages F-1 through F-56 of the Company’s Annual Report on Form 20-F on March 15, 2023; (c) the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2022, which was filed on SEDAR+ on March 15, 2023; (d) the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2023, together with the notes thereon, which was filed on SEDAR+ on August 8, 2023 and furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on August 8, 2023; and (e) the management’s discussion and analysis of financial condition and results of operations of the Company for the quarter and six months ended June 30, 2023, which was filed on SEDAR+ on August 8, 2023 and filed with the SEC as Exhibit 99.2 to Form 6-K on August 8, 2023.

More comprehensive financial information is included in such reports and other documents, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained in those documents. See “Information Concerning Liminal BioSciences – Additional Information”.

The Company’s annual consolidated financial statements for the financial year ended December 31, 2022 have been audited by PricewaterhouseCoopers LLP. The consolidated financial statements for the year ended December 31, 2022 are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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Consolidated Financial Position

The following table summarizes the Company’s consolidated financial position as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the six months ended June 30, 2023:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	June 30, 2023	December 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$19,312	$37,144	$108,490
Accounts receivable	788	1,177	1,068
Prepaids	1,602	2,997	5,071
Assets held for sale	3,937	–	–
Total current assets	25,639	41,318	114,629

Other long-term assets	357	243	362
Capital assets	327	4,344	5,483
Right-of-use assets	895	1,146	1,609
Intangible assets	4,412	3,240	3,516
Deferred tax assets	168	168	454
Total assets	$31,798	$50,459	$126,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,394	$5,968	$7,343
Current portion of lease liabilities	679	735	7,194
Current portion of provision	3,166	3,400	3,957
Total current liabilities	9,239	10,103	18,494

Long-term portion of lease liabilities	528	752	15,277
Long-term portion of provision	–	3,290	18,238
Warrant liability	556	106	1,754
Long-term debt	–	–	38,311
Other long-term liabilities	–	–	98
Total liabilities	$10,323	$14,251	$92,172

EQUITY
Share capital	$981,162	$979,849	$979,849
Contributed surplus	46,503	45,973	44,109
Warrants	95,856	95,856	95,856
Accumulated other comprehensive loss	(3,172)	(3,169)	(3,010)
Deficit	(1,098,874)	(1,082,301)	(1,074,167)
Equity attributable to owners of the parent	21,475	36,208	42,637
Non-controlling interests	–	–	(8,756)
Total equity	$21,475	$36,208	$33,881
Total liabilities and equity	$31,798	$50,459	$126,053

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Consolidated Statement of Operations

The following table summarizes the Company’s consolidated statement of operations as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the six months ended June 30, 2023:

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

	June 30, 2023	December 31, 2022	December 31, 2021
Revenues	$248	$401	$643

Expenses
Research and development expenses	8,508	15,298	18,347
Administration expenses	8,335	17,866	31,928
Gain on foreign exchange	(76)	(2,964)	(1,397)
Finance costs	(413)	1,078	6,330
Loss (gain) on extinguishment of liabilities	–	212	(75)
Change in fair value of financial instruments measured at fair value through profit or loss	450	(1,648)	(9,886)
Impairment losses	–	–	341
Loss from continuing operations before income taxes	$(16,556)	$(29,441)	$(44,945)

Current income tax	–	$(811)	$–
Deferred income tax	–	286	118
Income tax expense (recovery) on continuing operations	–	(525)	118
Net loss from continuing operations	$(16,556)	$(28,916)	$(45,063)

Discontinued operations
Gain (loss) on sale of discontinued operations, net of income taxes $nil	(98)	(600)	140,403
Income (loss) from discontinued operations, net of taxes	81	30,138	(83,127)
Total income (loss) from discontinued operations	(17)	29,538	57,276
Net income (loss)	$(16,573)	$622	$12,213

Net income (loss) attributable to:

Non-controlling interests in continuing operations	$–	$122	$(669)
Owners of the parent
- Continuing operations	(16,556)	(29,038)	(44,394)
- Discontinued operations	(17)	29,538	57,276
	$(16,573)	$500	$12,882
Net income (loss)	$(16,573)	$622	$12,213

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(5.33)	$(9.36)	$(14.72)
From discontinued operations	(0.01)	9.52	18.99
Total income (loss) per share	$(5.34)	$0.16	$4.27
Weighted average number of outstanding shares (in thousands)	3,104	3,104	3,016

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Consolidated Statement of Comprehensive Income (Loss)

The following table summarizes the Company’s consolidated statement of comprehensive income (loss) as at the end of the financial years ended December 31, 2021 and 2022, and as at the end of the six months ended June 30, 2023:

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of Canadian dollars except for per share amounts)

	Six months ended June 30, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Net income (loss)	$(16,573)	$622	$12,213

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(3)	(159)	20
Exchange differences on translation of foreign operations from discontinued operations	–	–	(140)
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations	–	–	(44)
Total other comprehensive income (loss)	$(3)	$(159)	$(164)
Total comprehensive income (loss)	$(16,576)	$463	$12,049

Total comprehensive income (loss) attributable to:
Non-controlling interests	$–	$122	$(669)
Owners of the parent
- Continuing operations	(16,559)	(29,197)	(44,374)
- Discontinued operations	(17)	29,538	57,092
Total comprehensive income (loss)	$(16,576)	$463	$12,049

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Consolidated Statement of Changes in Equity

The following table summarizes the Company’s consolidated statement of changes in equity as at the end of the financial years ended December 31, 2021 and 2022, and as at the end of the second quarter ended June 30, 2023:

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

	Equity (deficiency) attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity $
Balance at December 31, 2021	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net income	–	–	–	–	500	500	122	622
Foreign currency translation reserve	–	–	–	(159)	–	(159)	–	(159)
Share-based payments expense	–	1,864	–	–	–	1,864	–	1,864
Effect of changes in the ownership of a subsidiary on non-controlling interests	–	–	–	–	(8,634)	(8,634)	8,634	–
Balance at December 31, 2022	979,849	45,973	95,856	(3,169)	(1,082,301)	36,208	–	36,208
Balance at January 1, 2023	979,849	45,973	95,856	(3,169)	(1,082,301)	36,208	–	36,208
Net loss	–	–	–	–	(16,573)	(16,573)	–	(16,573)
Foreign currency translation reserve	–	–	–	(3)	–	(3)	–	(3)
Issuance of shares	1,313	–	–	–	–	1,313	–	1,313
Share-based payments expense	–	530	–	–	–	530	–	530
Balance at June 30, 2023	981,162	46,503	95,856	(3,172)	(1,098,874)	21,475	–	21,475

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Consolidated Statement of Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows as at the end of the financial years ended December 31, 2021 and 2022, and as at the end of the second quarter ended June 30, 2023:

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	June 30, 2023	December 31, 2022	December 31, 2021
Cash flows used in operating activities
Net loss from continuing operations during the year	$(16,556)	$(28,916)	$(45,063)
Net income (loss) from discontinued operations during the year	(17)	29,538	57,276

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	(521)	(16,984)	4,317
Gain from disposition of capital and intangible assets	–	(2,345)	(6)
Loss (gain) on sale of discontinued operations	98	600	(140,403)
Change in fair value of financial instruments measured at fair value through profit or loss	450	(1,648)	(9,886)
Impairment losses	–	–	1,752
Deferred income taxes	–	286	118
Loss on extinguishment of liabilities	–	212	(75)
Provision expense	(346)	(15,505)	22,367
Payment of principal elements of provision	(3,238)	–	–
Share-based payments expense	530	1,864	4,232
Depreciation of capital assets	78	325	1,368
Depreciation of right-of-use assets	263	508	1,013
Amortization of intangible assets	142	287	1,963
	(19,117)	(31,778)	(101,027)
Change in non-cash working capital items	996	(42)	1,424
	$(18,121)	$(31,820)	$(99,603)
Cash flows (used in) from financing activities
Repayment of principal on long-term debt	–	(39,123)	–
Repayment of interest on long-term debt	–	–	(3,945)
Payments of principal on lease liabilities	(304)	(4,711)	(3,241)
Payment of interest on lease liabilities	(102)	(1,571)	(1,080)
Debt, share and warrants issuance and repayment costs	–	(41)	(158)
	$(406)	$(45,446)	$(8,424)
Cash flows from investing activities
Additions to capital assets	–	(13)	(293)
Additions to intangible assets	–	(6)	(170)
Proceeds from sale of discontinued operations business	–	–	173,357
Proceeds from disposal of capital assets from discontinued operations	–	3,179	–
Transaction costs paid relating to the sale of discontinued operation business	–	–	(2,492)
Proceeds from disposal of capital assets	–	–	52
Release of restricted cash	–	–	165
Interest received	677	659	73
	$677	$3,819	$170,692
Net change in cash and cash equivalent during the period	(17,850)	(73,447)	62,655
Net effect of currency exchange rate on cash and cash equivalents	18	2,101	750
Cash, beginning of period	37,144	108,490	45,075
Cash and cash equivalents, end of the period	$19,312	$37,144	$108,490
Comprising of:
Cash	19,311	37,143	108,490
Cash equivalents	1	1	–
	$19,312	$37,144	$108,490

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Net Book Value

The net book value per Share as of June 30, 2023 was $6.61 based on 3,249,534 issued and outstanding Shares, on a non-diluted basis, as of that date.

Additional Information

Additional financial and other information relating to the Company is included in its most recent audited annual and unaudited interim financial statements, annual and quarterly management’s discussion and analysis and other continuous disclosure documents, which are available on SEDAR+ at www.sedarplus.ca and/or on EDGAR under the Company’s profile at www.sec.gov. Additional copies of this Circular and the documents referred to in the preceding sentence are available upon written request to the Corporate Secretary of the Company, without charge where applicable. The most recent unaudited interim financial statements will be sent without charge to any Shareholder requesting them.

The information listed below and filed with securities regulatory authorities in Canada and with the SEC is hereby incorporated by reference:

•

the audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and auditor’s report thereon, which was filed on SEDAR+ on March 15, 2023 and with the SEC as pages F-1 through F-56 of the Company’s Annual Report on Form 20-F on March 15, 2023;

•

the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2023, together with the notes thereon, which was filed on SEDAR+ on August 8, 2023 and furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on August 8, 2023;

•	the Arrangement Agreement, which was filed on SEDAR+ on July 12, 2023 and furnished to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on July 12, 2023;

•	the form of Voting Agreement, which was filed on SEDAR+ on July 12, 2023; and furnished to the SEC as Exhibit 99.2 to the Company’s Report on Form 6-K on July 12, 2023; and

•

the Material Change Report of the Company in respect of the announcement of the Arrangement Agreement, which was filed on SEDAR+ on July 12, 2023 and furnished to the SEC as Exhibit 99.3 to the Company’s Report on Form 6-K on July 12, 2023.

Any statement contained in or contents of a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded, for the purpose of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Circular modifies or supersedes such statement or contents of such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Any document of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, material contracts, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars by the Company with applicable securities regulatory

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authorities in Canada on SEDAR+ at www.sedarplus.ca after the date of this Circular and before the Meeting, are deemed to be incorporated by reference into this Circular

Because the Arrangement is a going-private transaction under applicable U.S. Securities Laws, the Company, the Purchaser and certain related parties have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the Arrangement. The Schedule 13E-3, including any amendments and exhibits filed or incorporate by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC. In addition, a copy of the Schedule 13E-3 is, and any amendments thereto will be, available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Certain Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date of this Circular, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Shares who disposes of Shares under the Arrangement and who, for purposes of the Tax Act and at all relevant times, deals at arm’s-length with each of the Company and the Purchaser, is not affiliated with the Company or the Purchaser and holds the Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Holder provided the Holder does not hold those Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a Holder that acquired Shares pursuant to an equity-based employment compensation plan. Any such Holder should consult their own tax advisors. The summary is based on the current provisions of the Tax Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing and publicly available prior to the date hereof, and takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ”Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, administrative policy or practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those discussed herein.

THIS SUMMARY OF CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS IS OF A GENERAL NATURE ONLY AND DOES NOT CONSTITUTE TAX OR LEGAL ADVICE TO ANY PARTICULAR HOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER. CONSEQUENTLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE REGARDING THE SPECIFIC CANADIAN FEDERAL, PROVINCIAL, TERRITORIAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE ARRANGEMENT, HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a Share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

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Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and any other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

The following portion of this summary is not applicable to a Resident Holder (a) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market rules”), (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (e) that is exempt from Tax under Part I of the Tax Act, or (f) that has or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Shares. Any such Resident Holder should consult its own tax advisors with respect to the tax consequences of the Arrangement.

Disposition of Shares under the Arrangement

Under the Arrangement, each Share held by a Resident Holder (other than a Dissenting Resident Holder) will be transferred to the Purchaser for the Consideration, and the Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Consideration exceeds (or is less than) the adjusted cost base to the Resident Holder of such Share immediately before the disposition and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Resident Holders of Shares

A Resident Holder who is a holder of Shares and who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Shares.

In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Dissenting Resident Holder immediately before their transfer to the Purchaser pursuant to the Arrangement and any reasonable costs of the disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”. A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it in respect of a Share (and, in

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certain circumstances, a share exchanged for such share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may apply are urged to consult their own tax advisors.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders are urged to consult their own tax advisor with respect to the potential application of alternative minimum tax.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder, that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Tax Proposals), may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include interest and taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the Shares in a business carried on or deemed to be carried on in Canada (a “Non-Resident Holder”). Special rules contained in the Tax Act, which are not discussed in this summary, may apply to a non-resident person that is an insurer carrying on an insurance business in Canada and elsewhere.

Disposition of Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Shares to the Purchaser under the Arrangement unless such Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property” of the Non- Resident Holder for purposes of the Tax Act. See the discussion below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada– Taxable Canadian Property”.

Taxable Canadian Property

Generally, the Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that the Shares are listed at that time on a “designated stock exchange” for the purposed of the Tax Act (which currently includes the Nasdaq), unless at any particular time during the 60-month period that ends at that time (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s-length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through on or more partnerships, and (ii) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Shares will generally be treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is

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resident for purposes of such treaty or convention, be exempt from tax under the Tax Act. In the event that Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences are as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada– Capital Gains and Capital Losses”.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred its Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Shares. Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax, unless such interest constitutes “participating debt interest” for purposes of the Tax Act. Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under the headings “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

Certain United States Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax considerations relating to the disposition of Shares pursuant to the Arrangement by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of all classes of shares of the Company, persons acquiring Shares by exercise of options or otherwise as compensation, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences and assumes that U.S. Holders will not be subject to Canadian taxation in connection with the transactions set forth herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated

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as a domestic trust for U.S. federal income tax purposes. Shareholders that are not U.S. Holders should consult their own tax advisors as to the U.S. federal income tax consequences for them of the disposition of Shares pursuant to the Arrangement.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences relating to a disposition of Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the disposition of Shares.

This discussion does not constitute legal or tax advice and is not intended to be a substitute for tax planning. Each Shareholder should consult its own tax advisor concerning the U.S. federal, state and local income tax consequences particular to the disposition of Shares pursuant to the Arrangement, as well as any tax consequences under the laws of any other taxing jurisdiction.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”), for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending December 31, 2022, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service (“IRS”). Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2022 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of the Shares, which may fluctuate considerably, we may be a PFIC in the current or future taxable years. Accordingly, the Company’s U.S. counsel and the Purchaser’s counsel express no opinion with respect to the Company’s PFIC status and also express no opinion with regard to the Company’s expectations regarding its PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon any gain recognized on a sale, exchange or other disposition, of Shares, including a disposition pursuant to the Arrangement, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such gain would be determined by allocating the gain ratably over the U.S. Holder’s holding period for Shares. The amount allocated to the current taxable year (i.e., the year in which the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to Shares. If the election is made, the U.S. Holder will be deemed to sell Shares it holds at their fair market value on the last day of the last taxable year in which we

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qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on gain recognized on Shares if such U.S. Holder makes a valid “mark-to-market” election for Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Shares are marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Shares held at the end of such taxable year over the adjusted tax basis of such Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder made a valid qualified electing fund (“QEF”) election. We have not in the past provided U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and consequently U.S. Holders would not have been able to make QEF elections previously. No assurance is provided that we will provide such information to permit U.S. Holders to make QEF elections for the current year.

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the disposition of Shares in the Arrangement, the availability of any election under the PFIC rules, and the IRS information reporting obligations with respect to the ownership and disposition of PFIC stock.

Sale, Exchange or Other Disposition of our Shares

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Shares in the Arrangement in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash received) on the sale, exchange or other

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disposition and such U.S. Holder’s adjusted tax basis in our Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include net gains from the disposition of our Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Shares.

Information Reporting and Backup Withholding

Proceeds from the sale or other disposition of Shares, including dispositions in the Arrangement, generally will be subject to U.S. federal tax information reporting to the IRS and may be subject to backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Consequences to Dissenting U.S. Shareholders

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of its Shares generally is expected to be subject to U.S. federal income tax consequences substantially similar to those described above (except that any amounts that are or are deemed to be interest for U.S. federal income tax purposes will be taxed as ordinary income). Each U.S. Shareholder considering the exercise of Dissent Rights is urged to consult its tax advisors regarding the tax consequences of exercising such rights in light of such U.S. Shareholder’s particular circumstances.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF DISPOSING OF SHARES IN THE ARRANGEMENT IN LIGHT OF THE U.S. HOLDER’S OWN CIRCUMSTANCES.

Risk Factors

The following risk factors should be carefully considered by Shareholders in evaluating the approval of the Arrangement Agreement. The following risk factors are not a definitive list of all risk factors associated with the Company or the Arrangement.

Risks Related to the Company

If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2022, the management’s discussion and analysis of financial condition and results of operations for

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the year ended December 31, 2022, as well as the management’s discussion and analysis of financial condition and results of operations for the interim period ended June 30, 2023, which have been filed on SEDAR+ at www.sedarplus.ca and/or on EDGAR under Liminal BioSciences’ profile at www.sec.gov.

Risks Related to the Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Failure to complete the Arrangement could materially, negatively impact the trading price of the Shares.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Company and the Purchaser, including receipt of the Required Shareholder Approval and the granting of the Final Order. In addition, the completion of the Arrangement by the Purchaser is conditional on, among other things, no Material Adverse Effect having occurred since the date of the Arrangement Agreement and Dissent Rights not having been validly exercised (and such exercise not having been withdrawn) by the holders of more than 10% of the issued and outstanding Shares. There can be no certainty, nor can the Company or the Purchaser provide any assurance that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived.

If any of the conditions precedent to the Arrangement are not met and the Purchaser, in its sole discretion, does not waive these conditions on or before the Outside Date, the Purchaser will not be obligated to complete the Arrangement and any of the Company and the Purchaser may then terminate the Arrangement Agreement.

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay a consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances and Termination Fee

Each of the Company and the Purchaser has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of Closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Liminal BioSciences provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Liminal BioSciences’ business, financial conditions or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. Under the Arrangement Agreement, the Company may be required to pay to the Purchaser the Termination Fee in certain circumstances. See “Summary of the Arrangement Agreement - Termination Fee”. If the Arrangement is terminated, there is no guarantee that equivalent or greater purchase price for the Shares will be available from an alternative party.

The diversion of the attention of the Company’s management

The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by any delay in the completion of the Arrangement and could materially adversely affect the business and operations of the Company.

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While the Arrangement is pending, the Company is restricted from taking certain actions

The Arrangement Agreement restricts the Company from taking specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement, which could materially adversely affect the business and operations of the Company.

In addition, the Company is subject to non-solicitation provisions under the Arrangement Agreement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement could materially adversely affect the business and operations of the Company.

Occurrence of a Material Adverse Effect

The completion of the Arrangement is subject to the condition that, among other things, on or after July 11, 2023, being the date the Arrangement Agreement was entered into, there shall not have occurred a Material Adverse Effect. Although a Material Adverse Effect excludes certain events, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and the Purchaser does not waive the same, the Arrangement would not proceed. See “Summary of the Arrangement Agreement - Conditions to Closing”.

The uncertainty surrounding the Arrangement may affect the Company’s relationship with its stakeholders

As the Arrangement is dependent upon satisfaction of a number of conditions, its completion is uncertain. That uncertainty could adversely affect the business and operations of the Company, regardless of whether the Arrangement is ultimately completed. Similarly, uncertainty may adversely affect the Company’s ability to attract or retain key personnel. In the event the Arrangement Agreement is terminated, the Company’s relationship with customers, suppliers, employees or other shareholders may be materially adversely affected. Changes in such relationships could materially adversely affect the business and operations of the Company.

Shareholders will no longer hold an interest in the Company following the Arrangement

Following the Arrangement, Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s business going forward. A number of positive developments with respect to the Company’s business may take place after the Meeting and/or the Closing, including with respect to the Company’s customers, suppliers and its overall business prospects. Further to the Arrangement, Shareholders will no longer benefit from any such positive development.

Liminal BioSciences directors and officers may have interests in the Arrangement that are different from those other Shareholders

In considering the recommendations of the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Minority Shareholders. See “Summary of The Arrangement - Interests of Certain Persons”.

Impact on the trading price of the Shares prior to the Effective Date

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Shares prior to the consummation of the Arrangement.

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The Possibility for the Company, the Purchaser and Thomvest to Become the Target of Securities Class Actions, Oppression Claims and Derivative Lawsuits Which Could Result in Costs and May Delay or Prevent the Arrangement from Being Completed

Securities class action lawsuits, oppression and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Shareholders and third parties may also attempt to bring claims against the Company or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even when the lawsuits are without merit, defending against these claims can result in costs and divert the Company’s management time and resources. Additionally, if an injunction prohibiting consummation of the Arrangement is obtained by a third party, such injunction may delay or prevent the Arrangement from being completed.

The Arrangement will be a taxable transaction for most Shareholders

The Arrangement will be a taxable transaction for most Shareholders and, as a result, taxes will generally be required to be paid by such Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement. Shareholders are advised to carefully read the summaries of Canadian and U.S. federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, and to consult with their own tax advisors to determine the tax consequences of the Arrangement to them.

Board Approval

The Board of Directors (other than the Recusing Directors) has approved the content of this Circular including any attached schedules and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Company.

(s) Marie Iskra

Marie Iskra

General Counsel and Secretary

Laval, Québec, August 16, 2023.

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Glossary of Terms

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular. These terms are not always used herein and may not conform to the defined terms used in appendices to this Circular.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transactions involving only the Company and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal or offer (written or oral) from any person or group of persons other than the Purchaser (or an affiliate of the Purchaser or any person acting jointly or in concert with the Purchaser) received by the Company before or after the date of the Arrangement Agreement relating to, in each case whether in a single transaction or a series of transactions: (a) any direct or indirect sale, disposition or joint venture (or any lease, license or other arrangement having the same economic effect as a sale, disposition or joint venture) of assets (including securities of any Subsidiary of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company or any of its Subsidiaries) then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); (c) any acquisition, disposition, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company or any Subsidiary whose assets represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; or (e) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Additional BMO Materials” has the meaning ascribed to it under “Special Factors – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“affiliate” has the meaning specified thereto in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

“Arrangement” means the arrangement of the Company under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement dated July 11, 2023 among the Company and the Purchaser, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Meeting by the Shareholders entitled to vote thereon and as set forth in Appendix A to the Circular.

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“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 191(4) of the CBCA after the Final Order is made.

“Authorizations” means with respect to any person, any order, grant, permit, approval, certificate, consent, waiver, licence, classification, registration or similar authorization of any Governmental Entity having jurisdiction over the person.

“BMO Capital Markets” has the meaning ascribed to it under “Summary of the Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”.

“Board of Directors” or “Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means the unanimous recommendation of the Board of Directors (other than the Recusing Directors) to the Minority Shareholders that they vote in favour of the Arrangement Resolution.

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario and Montreal, Québec.

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder and under the securities Laws, rules and regulations and published policies thereunder of any other province or territory in Canada.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1984, c. C-44 and the regulations made thereunder.

“CDS & Co.” means the Canadian Depository for Securities.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “Summary of the Arrangement Agreement – Termination of the Arrangement Agreement”.

“Circular” means the notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise.

“CIRO” means the Canadian Investment Regulatory Organization.

“Closing” means the closing of the Arrangement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Liminal BioSciences Inc.

“Company Certificate” has the meaning ascribed to it under “Special Factors - Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Formal Valuation and Opinion - Scope of Review”.

“Company Disclosure Letter” means the disclosure letter dated July 11, 2023, and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser.

“Company Employees” means the officers and the employees of the Company and its Subsidiaries.

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“Company Information” has the meaning ascribed to it under “Special Factors - Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Formal Valuation and Opinion – Assumptions and Limitations”.

“Company Options” means the outstanding options to purchase Shares issued pursuant to the Company Stock Option Plan and the Omnibus Incentive Plan, as applicable.

“Company Stock Option Plan” means the amended and restated stock option plan of the Company effective as of and from August 10, 2010.

“Company Warrants” means the common share purchase warrants of the Company, including the 789,472 common share purchase warrants of the Company issued on November 3, 2020 and November 25, 2020 that expire on November 3, 2025.

“Computershare” means Computershare Trust Company of Canada.

“Confidentiality Agreement” means the agreement dated as of April 25, 2023 between Thomvest Asset Management Ltd. and the Company.

“Consideration” means US$8.50 in cash per Minority Share, without interest.

“Contract” means any agreement, commitment, engagement, contract, licence, lease, obligation or undertaking (written or oral), in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Cooley” means Cooley LLP, U.S. counsel to the Special Committee and the Company.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“D&O Indemnification Expiry” has the meaning ascribed to it under “Summary of the Arrangement Agreement - Covenants - Covenants Regarding Insurance and Indemnification”.

“Depositary” means Computershare Investor Services Inc. or such other person as the Company may appoint to act as the depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissenting Resident Holder” and “Resident Holders” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations - Dissenting Resident Holders of Shares”.

“Dissent Notice” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”.

“Dissent Rights” means the rights of dissent granted in favour of registered Shareholders as at the Record Date in respect of the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement.

“Dissenting Shareholder” means a registered Shareholder as of the Record Date who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Dissent Shares” means the Shares held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised.

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“DRS Advice” means a Direct Registration System (“DRS”) advice.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the United States Securities Exchange Act of 1934 and other statutes.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 3:01 a.m. (Eastern time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit-sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former employees of the Company or any of its Subsidiaries (or their respective beneficiaries), whether or not in writing, in each case, which are maintained, funded or sponsored by the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any liability, other than any statutory plans administered by a Governmental Entity, including the Canada Pension Plan and Québec Pension Plan and plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation.

“Excluded Shares” means the 1,987,613 Shares held by SALP and its affiliates and associates.

“Fairhaven Second Milestone Share Entitlement” means the entitlement of the Fairhaven Vendors to receive the amount of $3,069,265 represented by a certain number of Shares upon the achievement by Fairhaven Pharmaceuticals Inc. of certain events and subject to terms and conditions described in Section 3.4 of the Fairhaven SPA.

“Fairhaven SPA” means the share purchase agreement dated July 17, 2020 among the Company, as purchaser, the Fairhaven Vendors, as sellers, and Fairhaven Pharmaceuticals Inc., as amended pursuant to a first amending agreement dated November 10, 2021.

“Fairhaven Vendors” means, collectively, The Royal Institution for the Advancement of Learning/McGill University, Amorchem Limited Partnership, Genesys Ventures III LP and MSBI Valorisation Inc.

“Final Order” means the final order of the Court under section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Statements” means, collectively, (a) the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2022 and 2021 (including any notes or schedules thereto and the auditor’s report thereon), and (b) the Company’s interim condensed consolidated financial statements for the three-month periods ended March 31, 2023 and 2022 (including any notes or schedules thereto).

“Formal Valuation” has the meaning ascribed to it under “Summary of the Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”.

“Formal Valuation and Opinion” has the meaning ascribed to it under “Summary of the Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”.

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“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Nasdaq.

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“IASB” means International Accounting Standards Board.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified D&Os” has the meaning ascribed to it under “Summary of the Arrangement Agreement - Covenants - Covenants Regarding Insurance and Indemnification”.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably), a copy of which is attached hereto as Appendix C.

“intermediaries” has the meaning ascribed to it under “Meeting and Voting Information”.

“July 11, 2023 Presentation” has the meaning ascribed to it under “The Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“June 9, 2023 Special Committee Update” has the meaning ascribed to it under “The Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“June 20, 2023 Preliminary Discussion Materials” has the meaning ascribed to it under “The Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“June 21, 2023 Preliminary DCF Sensitivity” has the meaning ascribed to it under “The Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“IRS” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Leases” means all written or oral leases, subleases, licenses, and similar occupancy agreements, including any third party head lease or sublease to which the Company or any of its Subsidiaries is subject to, and all amendments, extensions, assignments, waivers and variations thereof or guarantee, indemnity or security agreements therefor, of the Leased Real Property and “Lease” means any one of them.

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“Leased Real Property” means all real property leased, subleased, licensed, or similarly occupied by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims.

“Liminal BioSciences” means Liminal BioSciences Inc.

“Match Period” has the meaning ascribed to it under “Summary of the Arrangement Agreement – Acquisitions Proposals - Responding to a Superior Proposal and Right to Match”.

“Material Adverse Effect” means any change, event, occurrence, effect, development, state of fact or circumstance that, individually or in the aggregate with any other changes, events, occurrences, effects, developments, states of facts or circumstances has or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, but excluding any change, event, occurrence, effect, development, state of fact or circumstance resulting from or arising, directly or indirectly, in connection with:

(a)	any change, event, occurrence, effect, state of fact or circumstance generally affecting the industry in which the Company and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflationary rates or in general economic, business, regulatory, political or market conditions or in financial securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any change, event, occurrence, effect, state of fact or circumstance resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity;

(e)	any change in applicable generally accepted accounting principles, including IFRS;

(f)	any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster; or

(g)	any epidemic, pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing;

provided, however, if a change, event, occurrence, effect, development, state of fact or circumstance referred to in clauses (a) through to and including (g) above does not primarily relate to (or have the effect of primarily relating to) the Company and its Subsidiaries, taken as a whole, or disproportionately adversely effects the Company and its Subsidiaries, taken as a whole, relative to other companies and entities operating in the industries and businesses in which the Company and its Subsidiaries operate, such change, event, occurrence, effect, development, state of fact or circumstance may be taken into account in determining whether a Material Adverse Effect has or could reasonably be expected to have occurred.

“Material Contract” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) that is a shareholder agreement, partnership agreement, limited liability company agreement, joint venture agreement or

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similar agreement or arrangement, relating to the formation, creation or operation of any corporation, partnership, limited liability company or joint venture in which the Company or any of its Subsidiaries is a shareholder, partner, member or joint venturer (or other participant) that is material to the Company and its Subsidiaries, taken as a whole, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Company; (c) relating to indebtedness for borrowed money that is or may become outstanding, or the guarantee or any similar commitment with respect to any liabilities, other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries; (d) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries or restricting the payment of dividends by the Company or by any of its Subsidiaries; (e) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the next twelve months; (f) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (g) that contains express exclusivity, right of first offer or refusal, or non-solicitation obligations of the Company or any of its Subsidiaries; (h) with any person with whom the Company or any of its Subsidiaries does not deal at arm’s-length (within the meaning specified in the Tax Act); (i) relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlements of the Company or any of its Subsidiaries in excess of $100,000 and which have not been fully satisfied prior to the date of the Arrangement Agreement; (j) which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities; (k) that expressly limits or restricts in any material respect (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area or (B) the scope of persons to whom the Company or any of its Subsidiaries may sell products; and (l) that is a Lease.

“Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with this Agreement and the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in this Circular.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Approval” means the required approval by a simple majority (more than 50%) of the votes cast by Minority Shareholders present or represented by proxy at the Meeting.

“Minority Shareholders” means the holders of Minority Shares.

“Minority Shares” means all of the issued and outstanding Shares other than the Excluded Shares and the Shares held by any Shareholder to be excluded under MI 61-101.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NI 54-109” means National Instrument 54-109 – Communications with Beneficial Owners of Securities of a Reporting Issuer.

“NOBO” has the meaning ascribed to it under “Meeting and Voting Information - Registered Shareholders and Non-Registered Shareholders”.

“non-registered Shareholder” has the meaning ascribed to it under “Meeting and Voting Information - Registered Shareholders and Non-Registered Shareholders”.

“Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada”.

“Non-U.S. Shareholder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Notice of Meeting” means the notice of meeting accompanying this Circular.

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“OBO” has the meaning ascribed to it under “Meeting and Voting Information - Registered Shareholders and Non-Registered Shareholders”.

“Offer to Pay” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”.

“Omnibus Incentive Plan” means the omnibus incentive plan of the Company dated May 7, 2019.

“Opinion” has the meaning ascribed to it under “Summary of the Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator”.

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is, in all material respects, consistent with the past practices of the Company and its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Company and its Subsidiaries.

“Outside Date” means December 31, 2023, or such later date as may be agreed to in writing by the Parties.

“Parties” means, together, the Purchaser and the Company, and “Party” means any one of them, as the context requires.

“Payment Demand” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights”.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes which are not due or delinquent, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and for which that Person has made adequate provision for payment of the contested amount has been made in the Financial Statements;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, in each case incurred in the Ordinary Course and provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance, provided that such statutory provisions or terms have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used;

(d)

easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters provided that they have been complied with and, individually or in the aggregate, do not materially and adversely impact the Company’s and its Subsidiaries’ current or contemplated use, occupancy, utility or value of the Leased Real Property; and

(e)	Liens listed and described in the Company Disclosure Letter.

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization,

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trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“Plan of Arrangement” means the plan of arrangement, set forth in Appendix B to this Circular, and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed to it under “Summary of the Arrangement Agreement – Covenants – Pre-Acquisition Reorganizations”.

“Preliminary BMO Materials” has the meaning ascribed to it under “The Arrangement – Formal Valuation and Opinion of the Special Committee’s Independent Financial Advisor and Valuator – Other Materials”.

“Proposal” has the meaning ascribed to it under “Special Factors - Background to the Arrangement”.

“Purchaser” means Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands, managed by its general partner, Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario.

“Purchaser Filing Parties” means, collectively, Structured Alpha LP, Thomvest Asset Management Ltd., Mr. Peter J. Thomson and Mr. Eugene Siklos.

“Record Date” means the close of business on August 15, 2023.

“Recusing Directors” means Eugene Siklos and Alek Krstajic.

“registered Shareholder” has the meaning ascribed to it under “Meeting and Voting Information - Registered Shareholders and Non-Registered Shareholders”.

“Regulatory Approval” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated by this Agreement.

“Representative” means, with respect to any person, any directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives of such person or any of its Subsidiaries.

“Required Shareholder Approval” has the meaning ascribed to it under “The Arrangement – Required Shareholder Approval”.

“Resident Holders” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada”.

“Review Process” has the meaning ascribed to it under “Special Factors - Background to the Arrangement”.

“Revised Proposal” has the meaning ascribed to it under “Special Factors - Background to the Arrangement”.

“RSUs” means the outstanding restricted share units issued under the Omnibus Incentive Plan.

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“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13E-3 under the U.S. Exchange Act to be filed in connection with this Agreement and the Plan of Arrangement, as amended, supplemented or otherwise modified.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“SEDAR+” means the System for Electronic Document Analysis Retrieval+ maintained on behalf of the applicable Canadian securities administrators.

“Share Certificates” means certificates representing Shares.

“Shareholders” means the registered and/or beneficial holders of Shares.

“Shares” means the common shares in the capital of the Company.

“Special Committee” means the special committee of independent directors of the Company constituted to consider the transactions contemplated by this Agreement and to supervise the preparation of the Formal Valuation and Opinion, and comprised of Neil A. Klompas (Chair), Simon G. Best, Gary J. Bridger and Timothy S. Wach.

“Stikeman Elliott” means Stikeman Elliott LLP, Canadian counsel to the Special Committee and the Company.

“Subject Securities” has the meaning ascribed to it under “Special Factors - Background to the Arrangement”.

“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions as in effect on the date of the Arrangement Agreement.

“Superior Proposal” means un unsolicited bona fide written Acquisition Proposal from a person or group persons who is an arm’s-length third party to the Company made after the date hereof: (a) to acquire not less than all of the outstanding Shares; (b) that complies with Securities Laws and is available to all Company Shareholders on the same terms and did not result from or involve a breach of Article 5 of the Arrangement Agreement; (c) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith, after receiving the advice of its outside legal counsel and financial advisors, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) that is not subject to a due diligence and/or access condition; (e) that provides that the person making such Acquisition Proposal will advance or otherwise provide to the Company the cash required in order to pay the Termination Fee prior to the date on which such Termination Fee is to be paid and (f) in respect of which the Board and any relevant committee determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all of the terms and conditions of the Acquisition Proposal and the person or group of persons making such Acquisition Proposal, that it would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the Arrangement Agreement).

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“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, capital, capital stock, recapture, transfer, land transfer, license, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, withholding, business, franchising, real or personal property, employee health, payroll, workers’ compensation, employment or unemployment, severance, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder.

“Tax Proposals” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“Termination Fee” has the meaning ascribed to it under “Summary of the Arrangement Agreement - Termination Fee”.

“Thomvest” means Thomvest Asset Management Ltd., the general partner of the Purchaser.

“Torys” means Torys LLP, counsel to the Purchaser.

“TSX” means the Toronto Stock Exchange.

“Unaffiliated Securityholders” means the holders of Shares other than the Purchaser and its affiliates (for purposes of this definition, as such term is defined under Rule 13e-3 of the U.S. Exchange Act).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the Sarbanes-Oxley Act, and all other federal and state legislation of the United States and all rules, regulations and orders promulgated thereunder, as well as the rules, regulations policies and orders of the Nasdaq and the SEC.

“U.S. Shareholders” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”.

“VIF” means voting instruction form.

“Voting Agreements” means the voting and support agreements dated July 11, 2023 and made between the Purchaser and all directors and executive officers of the Company setting forth the terms and conditions on which such directors and officers have agreed to voter their Shares in favour of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement.

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Consent of BMO Nesbitt Burns Inc.

To:	The Special Committee of the Board of Directors of Liminal BioSciences Inc.

We hereby consent to the inclusion of our formal valuation and opinion letter, dated July 11, 2023, to the Special Committee of the Board of Directors of Liminal BioSciences Inc. (“Liminal BioSciences”) as Appendix E to, and reference to such formal valuation and opinion letter and reference to our firm name in, the management information circular, dated August 16, 2023, of Liminal BioSciences relating to the plan of arrangement involving Liminal BioSciences and Structured Alpha LP, a limited partnership managed by its general partner, Thomvest Asset Management Inc. Our formal valuation and opinion were given on July 11, 2023, subject to assumptions, qualifications, limitations and other matters contained therein. In providing such consent, we do not intend that any person other than the Special Committee of the Board of Directors of Liminal BioSciences will rely upon our formal valuation and opinion.

Yours truly,

/s/ BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc.

Toronto, Ontario

August 16, 2023

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Appendix A

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (“Arrangement”) under Section 192 of the Canada Business Corporations Act, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached to the management information circular of Liminal BioSciences Inc. (the “Company”) in connection therewith, and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2.	the Plan of Arrangement be and is hereby authorized, approved and adopted;

3.

the arrangement agreement dated July 11, 2023 between the Company and Structured Alpha LP (the “Purchaser”), as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein, and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4.

notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5.

any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.

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Appendix B

Plan of Arrangement

(see attached)

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PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement involving the Company and the Purchaser under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in the Arrangement Agreement and this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of July 12, 2023 among the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders entitled to vote thereon.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 191(4) of the CBCA after the Final Order is made.

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario and Montreal, Québec.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Liminal Biosciences Inc., a corporation incorporated under the CBCA.

“Company Circular” means the notice of the Company Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Shareholders in connection with the Company Meeting, as amended,

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supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable.

“Company Shareholders” means holders of Common Shares.

“Company Stock Option Plan” means the amended and restated stock option plan of the Company effective as of and from August 10, 2010.

“Company Warrants” means the common share purchase warrants of the Company, including the 789,472 common share purchase warrants of the Company issued on November 3, 2020 and November 25, 2020 that expire on November 3, 2025.

“Consideration” means US$8.50 in cash per Common Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other person as the Company may appoint to act as the depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed under section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Company Shareholder as at the Record Date who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Fairhaven Covenants” means the covenants described in Section 11.4 of the Fairhaven SPA.

“Fairhaven Second Milestone Share Entitlement” means the entitlement of the Fairhaven Vendors to receive the amount of $3,069,265 represented by a certain number of Common

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Shares upon the achievement by Fairhaven Pharmaceuticals Inc. of certain events and subject to terms and conditions described in Section 3.4 of the Fairhaven SPA.

“Fairhaven SPA” means the share purchase agreement dated July 17, 2020 among the Company, as purchaser, the Fairhaven Vendors, as sellers, and Fairhaven Pharmaceuticals Inc., as amended pursuant to a first amending agreement dated November 10, 2021.

“Fairhaven Vendors” means, collectively, The Royal Institution for the Advancement of Learning/McGill University, Amorchem Limited Partnership, Genesys Ventures III LP and MSBI Valorisation Inc.

“Final Order” means the final order of the Court under section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including Nasdaq.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably).

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent by the Company to the Company Shareholders together with the Company Circular for use in connection with the Arrangement.

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims.

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“Omnibus Incentive Plan” means the omnibus incentive plan of the Company dated May 7, 2019.

“Parties” means, together, the Purchaser and the Company and “Party” means any one of them.

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably.

“Purchaser” means Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands, by its general partner, Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario.

“Record Date” means the record date of the Company Meeting.

“RSUs” means the outstanding restricted share units issued under the Omnibus Incentive Plan.

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, capital, capital stock, recapture, transfer, land transfer, license, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, withholding, business, franchising, real or personal property, employee health, payroll, workers’ compensation, employment or unemployment, severance, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and

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the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references the lawful currency of Canada, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, and any statute, rule, resolution or regulation that supplements or supersedes them, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of, and form part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all registered holders and beneficial owners of Common Shares, Company Options, Company Warrants and RSUs, including Dissenting Holders, the Fairhaven Vendors, the registrar and transfer agent of the Company, the Depositary and all other persons, at and after the Effective Time without any further act or formality required on the part of any person.

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2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time:

(a)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Common Share of such Company Option, less withholdings required to be made under applicable Laws, and each such Company Option shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Common Share, the relevant Company Option will be cancelled for no consideration;

(b)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Omnibus Incentive Plan, shall be deemed to be unconditionally vested and redeemable, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration per RSU, less applicable withholdings, and each such RSU shall thereafter immediately be cancelled;

(c)

each Company Warrant outstanding and unexercised immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of Company Warrants, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Common Share of such Company Warrant, less withholdings required to be made under applicable Laws, and each such Company Warrant shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Common Share, the relevant Company Warrant will be cancelled for no consideration;

(d)

the Fairhaven Second Milestone Share Entitlement shall be extinguished and the Fairhaven Covenants shall be of no further force or effect, in each case without any further action by or on behalf of the Fairhaven Vendors, the Company and the Purchasers, in exchange for a right by the Fairhaven Vendors to receive $3,069,265 in cash in lieu of Common Shares from the Company, at such times and upon the completion of such conditions as described in Section 3.4 of the Fairhaven SPA;

(e)

with respect to each Company Option, RSU and Company Warrant that is surrendered pursuant to Section 2.3(a), Section 2.3(b) or Section 2.3(c), as applicable, each holder of Company Options, Company Warrants and RSUs (i) shall cease to be a holder of such Company Options, Company Warrants and

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RSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Omnibus Incentive Plan and Company Stock Option Plan and all agreements, grants and similar instruments relating to the Company Options, Company Warrants and RSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(a), Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b) and Section 2.3(c), respectively;

(f)

each of the Common Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)

such Dissenting Holders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set out in Section 3.1;

(ii)	such Dissenting Holders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company; and

(g)

concurrently with the step in Section 2.3(f), each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by (i) the Purchaser and its affiliates, and (ii) Dissenting Holders who have validly exercised their Dissent Rights in accordance with Article 3 and who are ultimately entitled to be paid the fair value for such Common Shares, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the Consideration, less withholdings required to be made under applicable Laws, and:

(i)

the holders of such Common Shares shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

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ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Company Shareholders as at the Record Date may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

(a)

ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Common Shares as described in Section 2.3(e) and shall be entitled to receive only the consideration contemplated in Section 2.3(e) that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised Dissent Rights.

3.2	Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Common Shares as at the Record Date in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs.

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(c)

In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, Company Warrants or RSUs; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); (iii) the Purchaser or its affiliates and (iv) the Fairhaven Vendors.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, the Purchaser shall:

(i)

deliver to the Company by way of loan an amount equal to the consideration that the holders of Company Options, RSUs and Company Warrants are entitled to receive, and payable by the Company, pursuant to Section 2.3(a), Section 2.3(b) and Section 2.3(c); and

(ii)

deliver to the Depositary an amount equal to the aggregate Consideration that the Company Shareholders are entitled to receive for their Common Shares (with the aggregate amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose) under this Plan of Arrangement pursuant to Section 2.3(g). The cash deposited with the Depositary shall be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably).

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(g), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may require, the Company Shareholders represented by such surrendered certificates shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, as soon as practicable after the Effective Time, the cash which such holder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

On or as soon as practicable following the Effective Date, the Company shall deliver, to each holder of Company Options, Company Warrants and RSUs as reflected on the register maintained by or on behalf of the Company in respect of Company Options, Company Warrants and RSUs, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery, acting reasonably), if any, which such holder of Company Options, Company Warrants and RSUs has the

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right to receive under this Plan of Arrangement for such Company Options, RSUs and Company Warrants, less any amount withheld pursuant to Section 4.3.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(g), less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Company Options, Company Warrants and RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Common Shares, Company Options, Company Warrants and RSUs shall be entitled to receive any consideration or entitlement with respect to such Common Shares, Company Options, Company Warrants and RSUs other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each

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acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company, the Depositary and any other person making a payment to any person under this Agreement, as applicable, shall be entitled to deduct or withhold from any amount otherwise payable or deliverable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company, the Depositary or any other person making such payment, as applicable, is required to deduct or withhold, or reasonably believe to be required to deduct or withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted or withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement to the appropriate Governmental Entity and shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Purchaser acknowledges and agrees that the Purchaser, the Company or any other person that makes a payment to a holder of Company Options that is resident in Canada or is employed in Canada for purposes of the Tax Act in connection with the surrender or cancellation of the Company Options as described herein or in the Plan of Arrangement will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

4.4	Rounding of Cash

In any case where the aggregate cash amount payable to a particular holder of Common Shares, Company Options, Company Warrants and RSUs under the Arrangement would, but for this provision, include a fraction of a cent, the amount payable shall be rounded down to the nearest whole cent.

4.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options, Company Warrants and RSUs issued or outstanding prior to the Effective Time, the Fairhaven Second Milestone Share Entitlement and the Fairhaven SPA, (b) the rights and obligations of the holders of Common Shares, Company Options, Company Warrants and RSUs, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) other than with respect to the claims for damages in the lawsuit Bilodeau v Liminal Biosciences Inc., et al. commenced in docket number 500-11-060229-214 of the Superior Court of Quebec and all related actions, causes of actions, claims and proceedings thereto, all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any

Liminal BioSciences Arrangement Circular	P a g e | 133

Common Shares, Company Options, Company Warrants, RSUs, the Fairhaven Second Milestone Share Entitlement and the Fairhaven Covenants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, then approved by the Court and, if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any of the Company Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

P a g e | 134	Liminal BioSciences Arrangement Circular

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Liminal BioSciences Arrangement Circular	P a g e | 135

Appendix C

Interim Order

(see attached)

P a g e | 136	Liminal BioSciences Arrangement Circular

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ONTARIO SUPERIOR COURT OF JUSTICE	Court File No.: CV-23-00704380-00CL

(COMMERCIAL LIST)

THE HONOURABLE	)	WEDNESDAY, THE 16th
)
JUSTICE PENNY	)	DAY OF AUGUST, 2023
)

IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF Rules 14.05(2) and 14.05(3) of the Rules of Civil Procedure

AND IN THE MATTER OF a proposed arrangement of Liminal BioSciences Inc., involving Structured Alpha LP

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Liminal BioSciences Inc. (“Liminal”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day by judicial videoconference via Zoom.

ON READING the Notice of Motion, the Notice of Application issued on August 14, 2023 and the affidavit of Neil A. Klompas, sworn August 14, 2023, (the “Klompas Affidavit”), including the Plan of Arrangement, which is attached as Schedule B to the draft management information circular of Liminal (the “Information Circular”), which is attached as Exhibit A to the Klompas Affidavit, and on hearing the submissions of counsel for Liminal and counsel for Structured Alpha LP (“SALP”) and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

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Definitions

1.        THIS COURT ORDERS that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2.        THIS COURT ORDERS that Liminal is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares in the capital of Liminal (collectively, the “Shares”) to be held as a virtual only meeting via live webcast on September 15, 2023 at 8:00 a.m. (Toronto time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.        THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the “Notice of Meeting”) and the articles of incorporation and the by-laws of Liminal, subject to what may be provided hereafter and subject to further order of this court.

4.       THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business on August 15, 2023.

5.        THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Liminal;

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c)	representatives and advisors of SALP;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.        THIS COURT ORDERS that Liminal may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7.        THIS COURT ORDERS that the Chair of the Meeting shall be determined by Liminal and that the quorum at the Meeting shall be not less than 20% of the Shares entitled to be voted at the Meeting by Shareholders, whether present in person, electronically or represented by proxy.

Amendments to the Arrangement and Plan of Arrangement

8.       THIS COURT ORDERS that Liminal is authorized to make, subject to paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, provided same are to correct clerical errors, would not, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented, shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

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9.       THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement are made after initial notice is provided as contemplated in paragraph 12 herein, and such amendments, modifications or supplements would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Liminal may determine.

Amendments to the Information Circular

10.        THIS COURT ORDERS that Liminal is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.       THIS COURT ORDERS that Liminal, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Liminal may determine is appropriate in the circumstances.

Notice of Meeting

12.        THIS COURT ORDERS that, subject to the extent section 253(4) of the CBCA is applicable, in order to effect notice of the Meeting, Liminal shall send, or cause to be sent, the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or

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additional documents as Liminal may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:

a)

to the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first-class mail at the addresses of the Shareholders as they appear on the books and records of Liminal, or its registrar and transfer agent, at the close of business on the Record Date, and if no address is shown therein, then the last address of the person known to the Secretary of Liminal;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)

by facsimile or electronic transmission to any registered Shareholder, who is identified to the satisfaction of Liminal, who requests such transmission in writing and, if required by Liminal, who is prepared to pay the charges for such transmission;

b)

to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer;

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c)

to the directors and auditor of Liminal, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.    THIS COURT ORDERS that Liminal is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order) (collectively, the “Court Materials”) to the holders of Liminal options, warrants, and restricted share units, and to the Fairhaven Vendors, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, or by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Liminal or its registrar and transfer agent at the close of business on the Record Date.

14.    THIS COURT ORDERS that accidental failure or omission by Liminal to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Liminal, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Liminal, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.    THIS COURT ORDERS that Liminal is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Liminal may

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determine (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre- paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Liminal may determine.

16.    THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17.    THIS COURT ORDERS that Liminal is authorized to use the proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Liminal may determine are necessary or desirable. Liminal is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Liminal may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Liminal deems it advisable to do so.

18.    THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section

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148(4)(a)(i) of the CBCA may be delivered to Liminal’s transfer agent, Computershare Trust Company of Canada (“Computershare”), at 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attn: Proxy Department or 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, facsimile: 1-8666-249-7775, Attn: Proxy Department, or as otherwise set out in the Information Circular and any such instruments must be received by Computershare not later than 5:00 p.m. (Toronto time) on September 14, 2023, or in the event that the Meeting is adjourned or postponed, not later than 5:00 p.m. on the business day before the date of any adjournment or postponement of the Meeting.

Voting

19.    THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.    THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share held. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(i)	an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and

(ii)	a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or proxy by the Shareholders, other than any other

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persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Regulatory Authorities, but subject to the exemptions noted therein and any exemptions granted thereunder.

Such votes shall be sufficient to authorize Liminal to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

21.    THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Liminal (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Share held as of the Record Date.

Dissent Rights

22.    THIS COURT ORDERS that each registered Shareholder as at the Record Date (other than the Fairhaven Vendors) shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder as at the Record Date who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Liminal c/o Marie Iskra, General Counsel and Secretary, at 440 Armand-Frappier Boulevard, Suite 300, Laval, QC H7V 4B4, with copies to (i) Stikeman Elliott LLP (“SE”), 1155 René-Lévesque Boulevard West, Suite 4100, Montréal, QC H3B 3V2, Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez; (ii) Torys LLP

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(“Torys”), 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: John Emanoilidis and Adam Ibrahim; and (iii) Computershare, 1500 Robert- Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department, in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Liminal, SE, Torys and Computershare not later than 5:00 p.m. (Eastern time) on the day that is two business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Court.

23.    THIS COURT ORDERS that any Shareholder as at the Record Date who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)

is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to SALP for cancellation in consideration for a payment of cash from Liminal equal to such fair value; or

ii)

is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Liminal, SALP, or any other person be required to recognize such Shareholders of Liminal at or after the date upon which the Arrangement becomes effective

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and the names of such Shareholders shall be deleted from Liminal’s register of Shareholders at that time.

Hearing of Application for Approval of the Arrangement

24.    THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Liminal may apply to this Court for final approval of the Arrangement.

25.    THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

26.    THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Liminal, with a copy to counsel for SALP, as soon as reasonably practicable and, in any event, no less than two days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP	TORYS LLP
Barristers & Solicitors	79 Wellington Street West
5300 Commerce Court West	30th Floor, Box 270
199 Bay Street	TD South Tower
Toronto, Ontario M5L 1B9	Toronto, Ontario M5K 1N2

Attn: Zev Smith	Attn:	Andrew Gray
Email: zsmith@@stikeman.com	Email:	agray@torys.com
Fax: (416) 947-0866	Fax:	(416) 865-7630

Lawyers for Liminal BioSciences Inc.	Lawyers for Structured Alpha LP

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27.    THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Liminal;

ii)	SALP;

iii)	the Director; and

iv)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

28.    THIS COURT ORDERS that any materials to be filed by Liminal in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

29.    THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.

Service and Notice

30.    THIS COURT ORDERS that the Applicant and its counsel are at liberty to serve or distribute this Order and any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Liminal’s Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of

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clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

31.    THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, options, warrants, restricted share units, or the articles of incorporation or by-laws of Liminal, this Interim Order shall govern.

Extra-Territorial Assistance

32.    THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

33.    THIS COURT ORDERS that Liminal shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

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IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF LIMINAL BIOSCIENCES INC., INVOLVING STRUCTURED ALPHA LP

Court File No.: CV-23-00704380-00CL

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Zev Smith LSO# 70756R

zsmith@stikeman.com

Tel: (416) 869-5260

Lawyers for the Applicant,

Liminal BioSciences Inc.

Appendix D

Application for Final Order

(see attached)

Liminal BioSciences Arrangement Circular	P a g e | 151

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ONTARIO SUPERIOR COURT OF JUSTICE	Court File No.:

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF LIMINAL BIOSCIENCES INC., INVOLVING STRUCTURED ALPHA LP

LIMINAL BIOSCIENCES INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing

☐ In person

☐ By telephone conference

☒ By video conference

by Zoom on September 19, 2023, at 10:00 a.m.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least two days before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	Issued by
Local Registrar

Address of	Superior Court of Justice
court office:	330 University Avenue, 9th Floor
Toronto ON M5G 1R7

TO:	THE DIRECTORS OF LIMINAL BIOSCIENCES INC.

AND TO:	THE AUDITOR OF LIMINAL BIOSCIENCES INC.

AND TO:	ALL HOLDERS OF COMMON SHARES OF LIMINAL BIOSCIENCES INC.

AND TO:	ALL HOLDERS OF OPTIONS OF LIMINAL BIOSCIENCES INC.

AND TO:	ALL HOLDERS OF WARRANTS OF LIMINAL BIOSCIENCES INC.

AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS OF LIMINAL BIOSCIENCES INC

AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS
CORPORATIONS ACT
Corporations Canada C.D. Howe Building
West Tower, 7th Floor
235 Queen Street
Ottawa, ON K1A 0H5

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

(a)

an interim order for advice and directions pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), authorizing Liminal BioSciences Inc. (“Liminal” or the “Company”) to convene a special meeting (the “Meeting”) of the holders of (i) common shares (the “Liminal Shares”) in the capital of Liminal (the “Shareholders) to consider and vote on a special resolution to approve a plan of arrangement under section 192 of the CBCA (the “Arrangement”);

(b)	a final order (the “Final Order”) approving the Arrangement pursuant to subsections 192(3) and 192(4) of the OBCA;

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Court deems just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)

Liminal is a corporation governed by the provisions of the CBCA with its registered office located in Belleville, Ontario. Liminal is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. The Liminal Shares are listed for trading on the Nasdaq under the symbol “LMNL”;

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL

(b)

Structured Alpha LP (“SALP” or the “Purchaser”) is a limited partnership existing under the laws of the Cayman Islands, managed by its general partner, Thomvest Asset Management Ltd. (“Thomvest”), a corporation existing under the laws of the Province of Ontario, with a head office located in Toronto, Ontario. Thomvest and its affiliates are a group of investment companies which make investments on behalf of Peter J. Thomson and his family;

(c)	Liminal wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

(d)	pursuant to the Arrangement, among other things:

(i)

SALP will acquire all of the issued and outstanding Liminal Shares (other than those owned by SALP and its affiliates and associates) for consideration of US$8.50 in cash for each Liminal Share (the “Consideration”);

(ii)

Each option in the capital of Liminal (each, an “Option”) outstanding immediately prior to the effective time of the Arrangement shall be deemed to be unconditionally vested and exercisable and shall be surrendered to Liminal in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price per Liminal Share of such Option, less any applicable withholdings, and each such Option shall immediately be cancelled;

(iii)

Each restricted share unit in the capital of Liminal (each, an “RSU”) outstanding immediately prior to the effective time of the Arrangement shall be deemed to be unconditionally vested and redeemable, and such RSU

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL shall be surrendered to Liminal in exchange for a cash payment equal to the Consideration, less any applicable withholdings, and each such RSU shall immediately be cancelled; and

(i)

Each warrant in the capital of Liminal (each, a “Warrant”) outstanding immediately prior to the effective time of the Arrangement shall be surrendered to Liminal in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price per Liminal Share of such Warrant, less any applicable withholdings, and each such Warrant shall immediately be cancelled;

(e)

In addition, the Share Purchase Agreement dated July 17, 2020 (as amended, the “Fairhaven SPA”) among Liminal and The Royal Institution for the Advancement of Learning/McGill University, Amorchem Limited Partnership, Genesys Ventures Ill LP, MSBI Valorisation Inc. (collectively, the “Fairhaven Vendors”) and Fairhaven Pharmaceuticals Inc. shall be amended such that (i) the entitlement of the Fairhaven Vendors to receive the equivalent amount of $3,069,265 in Liminal Shares upon the achievement by Fairhaven Pharmaceuticals Inc. of certain events (which, as of the date hereof, have not been achieved) and (ii) certain covenants contemplated under the Fairhaven SPA, shall each be extinguished and the Fairhaven Vendors shall receive $3,069,265 in cash in lieu of Liminal Shares at such time and upon the completion of such conditions as described in the Fairhaven SPA;

(f)	the Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA;

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL

(g)	all statutory requirements under section 192 and other applicable provisions of the CBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(h)

the directions set out and the approvals required pursuant to any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application;

(i)	Liminal meets the solvency requirements of subsection 192(2) of the CBCA;

(j)	It is not practicable for Liminal to effect a fundamental change in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;

(k)

This Application has been put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto region as the Purchaser’s head office is located in Toronto, Ontario, among other things;

(I)	the Arrangement is fair and reasonable;

(m)

certain of the Securityholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order, if granted, and/or rule 17.02(n) of the Rules of Civil Procedure;

(n)	section 192 of the CBCA;

(o)

Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer;

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL

(p)	Rules 1.05, 3.02(1), 14.05, 16.04(1), 16.08, 17.02, 37 and 38 of the Rules of Civil Procedure;

(o)	such further and other grounds as counsel may advise and this Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	the Affidavit of Neil A. Klompas, sworn August 14, 2023 and the exhibits thereto;

(b)

a further or supplementary affidavit to be affirmed, and the exhibits thereto, on behalf of Liminal, reporting as to compliance with any interim order, if granted, and the results of the Meeting conducted pursuant to such interim order; and

(c)	such further and other materials as counsel may advise and this Court may permit.

August 14, 2023

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Zev Smith  LSO# 70756R

zsmith@stikeman.com

Tel: (416) 869-5260

Lawyers for the Applicant

Liminal BioSciences Inc.

Electronically issued / Délivré par voie électronique : 14-Aug-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00704380-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O.1990, B.16, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF LIMINAL BIOSCIENCES INC., INVOLVING STRUCTURED ALPHA LP

Court File No:

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto

NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Zev Smith LSO# 70756R

zsmith@stikeman.com

Tel: (416) 869-5260

Lawyers for the Applicant,

Liminal BioSciences Inc.

Appendix E

Formal Valuation and Opinion

(see attached)

P a g e | 160	Liminal BioSciences Arrangement Circular

Formal Valuation and Opinion of BMO Nesbitt Burns Inc.

July 11, 2023

The Special Committee of the Board of Directors

Liminal BioSciences Inc.

Blvd. 440 Armand-Frappier

Suite 300, Laval QC

H7V 4B4, Canada

To the Special Committee:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Structured Alpha LP (the “Offeror” or “SALP”), a limited partnership managed by its general partner, Thomvest Asset Management Inc. (“Thomvest”), is proposing to acquire all of the issued and outstanding common shares (the “Shares”) of Liminal BioSciences Inc. (“Liminal” or the “Company”) not owned by SALP or its affiliates for $8.50 per Share in cash (the “Consideration”) by way of a plan of arrangement (the “Transaction”). BMO Capital Markets has been advised that the Offeror and its affiliates currently own approximately 64% of the outstanding Shares. The above description is summary in nature. BMO Capital Markets understands that additional details of the Transaction will be provided in a management information circular (the “Circular”) that will be mailed to holders of the Shares (the “Shareholders”) in connection with the Transaction.

BMO Capital Markets further understands that a committee of independent members (the “Special Committee”) of the Board of Directors of the Company (the “Board”) was constituted, among other things, to supervise the preparation of a formal valuation required by Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (the “Rule”) and to make a recommendation to the Board. BMO Capital Markets has been advised by counsel to the Company that the Transaction is a business combination, as such term is defined in the Rule. BMO Capital Markets has been retained to prepare and deliver to the Special Committee a formal valuation of the Shares in accordance with the requirements of the Rule (the “Formal Valuation”) and to prepare and deliver to the Special Committee an opinion as to whether the Consideration to be received by the Shareholders (other than the Offeror and its affiliates) (the “Minority Shareholders”) pursuant to the Transaction, is fair, from a financial point of view, to the Minority Shareholders (the “Opinion”).

The Formal Valuation and the Opinion (together, the “Formal Valuation and Opinion”) have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Formal Valuation or the Opinion, each as set forth herein.

All financial figures contained herein are denominated in U.S. dollars unless otherwise noted. Certain figures have been rounded for presentation purposes.

ENGAGEMENT OF BMO CAPITAL MARKETS

The Special Committee first contacted BMO Capital Markets on April 10, 2023 regarding a possible engagement of BMO Capital Markets in connection with the Transaction. BMO Capital Markets was formally engaged by the Special Committee to prepare the Formal Valuation and Opinion pursuant to an engagement letter dated May 7, 2023 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that the Company shall pay BMO Capital Markets: (i) an engagement fee of C$500,000 in cash upon the execution of the Engagement Agreement; (ii) a work fee of C$250,000 per month in cash commencing on June 7, 2023 whereby the first C$500,000 payable shall be creditable against any opinion or valuation fees payable; and (iii) an opinion and/or valuation fee of C$1,000,000 in cash at the time BMO Capital Markets advises the Special Committee that it is prepared to deliver the Formal Valuation and Opinion to the Special Committee. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees paid to its legal counsel in respect of advice rendered to BMO Capital Markets in carrying out its obligations under the Engagement Agreement, and is to be indemnified by the Company in certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusions reached in the Formal Valuation and Opinion, or the outcome of the Transaction or any other transaction.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America, and globally, involving public companies in various industry sectors, including the healthcare and biotechnology industries generally, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Transaction.

The Formal Valuation and Opinion expressed herein is as of July 11, 2023 and the issuance thereof has been approved by an internal committee of BMO Capital Markets, consisting of directors and officers experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.

INDEPENDENCE OF BMO CAPITAL MARKETS

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Company, the Offeror, Thomvest or their respective associated or affiliated entities and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, the Offeror, Thomvest, the interested parties, their respective associated or affiliated entities, or the Transaction. As used herein, “affiliated entity,” “associated entity,” “issuer insider” and “interested parties” shall have the meanings ascribed to them in the Rule.

In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal (the “Bank”), or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the interested parties or their respective associated or affiliated entities.

None of BMO Capital Markets, the Bank or any of their affiliated entities:

●	is an associated or affiliated entity or issuer insider of an interested party;

●	acts as an adviser to an interested party in respect of the Transaction;

●

is entitled to compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Formal Valuation and Opinion or the outcome of the Transaction;

●

is a manager or co-manager of a soliciting dealer group formed for the Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

●	is the external auditor of an interested party;

●	has a material financial interest in the completion of the Transaction;

●

during the 24 months before BMO Capital Markets was first contacted by the Special Committee in respect of the Transaction, had a material involvement in an evaluation, appraisal or review of the financial condition of the Company or any of its associated or affiliated entities, acted as a lead or co-lead underwriter of a distribution of securities of the Company, the Offeror, Thomvest or any of their respective affiliated entities or had a material financial interest in any transaction involving the Company, the Offeror, Thomvest or any of their respective affiliated entities; or

●	is a lead or co-lead lender or manager of a lending syndicate in respect of the Transaction.

Pursuant to the disclosure letter provided to the Special Committee on June 27, 2023, BMO Capital Markets, the Bank and their affiliated entities provide corporate and commercial banking and trading services to Thomson Reuters Corporation, an entity of which the Chairman and Founder of the Offeror is a director. The Bank is a lender to Thomson Reuters Corporation and its subsidiaries with respect to (i) a US$350 million treasury facility and (ii) a US$750 million treasury facility.

There are no agreements or understandings between BMO Capital Markets and any interested parties in the Transaction concerning future business relationships.

SCOPE OF REVIEW

In connection with rendering the Formal Valuation and Opinion, BMO Capital Markets reviewed, considered and relied upon (subject to the exercise of its professional judgment, without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:

●	annual information forms, and audited consolidated financial statements of the Company, for the three years ended and as at December 31, 2022, December 31, 2021, and December 31, 2020;

●

management discussions and analysis of the financial condition and results of the operations of the Company, for the three years ended and as at December 31, 2022, December 31, 2021, and December 31, 2020;

●	quarterly reports and unaudited interim financial statements of the Company for the applicable reporting periods since December 31, 2022;

●	information related to the Company as provided by management of the Company contained in a virtual data room;

●	projected financial information for the Company, dated June 2023, for the fiscal years ending December 31, 2023 to December 31, 2045, prepared by the management of the Company;

●

discussions with senior officers of the Company with respect to potential operating, financial and tax synergies that could accrue to a purchaser of the Company, including the Offeror, and related information on corporate overhead costs and tax assets;

●	a draft, dated July 11, 2023, of the arrangement agreement between the Company and the Offeror, including the plan of arrangement (the “Arrangement Agreement”);

●	a draft form of voting and support agreement to be entered into by the directors and executive officers of the Company with the Offeror (collectively, the “Voting Agreements”);

●

discussions with senior officers of the Company with respect to the information referred to above and other issues considered relevant, including tax, working capital, research and development costs, other expected future costs (including the Refinancing Litigation discussed below), and the outlook for the Company;

●

representations contained in a letter, dated July 11, 2023, addressed to BMO Capital Markets and signed by the Chief Executive Officer and Chief Financial Officer of the Company (the “Company Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Formal Valuation and Opinion are based;

●	discussions with members of the Special Committee and its legal counsel;

●

various research publications prepared by equity research analysts and independent market researchers regarding the healthcare and biotechnology industries, the Company, and other selected public companies considered relevant;

●	public information relating to the business, operations, financial performance and share trading history of the Company and other selected public companies considered relevant;

●	public information with respect to selected precedent transactions considered relevant; and

●	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.

To its knowledge, BMO Capital Markets has not been denied access to any information requested by BMO Capital Markets by the Company.

PRIOR VALUATIONS

The Company has represented to BMO Capital Markets after due inquiry that there have not been any prior valuations (as defined in the Rule) of the Company or its material assets or securities in the past 24-month period.

ASSUMPTIONS AND LIMITATIONS

In accordance with the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained from public sources or provided by the Company (including those representations contained in the Company Certificate) or any of its subsidiaries or directors, officers, employees, consultants, advisors and representatives, including information, data, and other materials filed on SEDAR (collectively, the “Information”). The Formal Valuation and Opinion are conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of its professional judgment, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

BMO Capital Markets has assumed that the forecasts, projections, estimates and budgets of the Company provided to or discussed with BMO Capital Markets and used in its analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the matters covered thereby. BMO Capital Markets expresses no opinion with respect to any such forecasts, projections, estimates or budgets or the assumptions on which they are based.

The Chief Executive Officer and Chief Financial Officer of the Company have represented to BMO Capital Markets in the Company Certificate, among other things, that: (i) the Information provided orally by an officer or employee of the Company or in writing by the Company or any of its subsidiaries or any of its or their representatives to BMO Capital Markets for the purpose of preparing the Formal Valuation and Opinion was, at the date such Information was provided to BMO Capital Markets, and is of the date hereof, complete, true and correct in all material respects, and did not and does not contain any misrepresentation; and (ii) since the dates on which such Information was provided to BMO Capital Markets, except as disclosed orally by, or in the presence of, an officer of the Company at an organized management or due diligence meeting held in person or by telephone or video conference, or in writing by the Company or any of its subsidiaries or their respective directors and officers, to BMO Capital Markets, to the best of the knowledge, information and belief of such officers after due inquiry, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in such Information or any part thereof that could have or could reasonably be expected to have a material effect on the Formal Valuation and Opinion.

BMO Capital Markets has assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms, or conditions will be imposed that would be material to the Formal Valuation and Opinion or BMO Capital Markets’ analyses. BMO Capital Markets also has assumed that the executed Arrangement Agreement and the Voting Agreements will not differ in any material respect from the draft or form that BMO Capital Markets reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to the Formal Valuation and Opinion or BMO Capital Markets’ analyses, that the representations and warranties of each party contained in the Arrangement Agreement will be true and correct in all material respects, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification.

The Formal Valuation and Opinion are rendered, and related analyses are performed, on the basis of securities markets, economic, financial, general business conditions and effective tax rates prevailing as of July 11, 2023 and the condition and prospects, financial and otherwise, of the Company, its subsidiaries and other material interests as they were reflected in the Information reviewed by BMO Capital Markets and as represented to BMO Capital Markets in discussions with management of the Company and its representatives. In its analyses and in preparing the Formal Valuation and Opinion, BMO Capital Markets made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

BMO Capital Markets is not a legal, tax, accounting or regulatory advisor and was not engaged to review any legal, tax, accounting or regulatory aspects of the Transaction and the Formal Valuation and Opinion do not address any such matters. BMO Capital Markets is a financial advisor and valuator and has relied upon, without independent verification, the assessments of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters.

The Formal Valuation and Opinion are provided as of July 11, 2023, and, except as required by section 6.4(2)(c) of the Rule, BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation and Opinion of which it may become aware after July 11, 2023. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation and Opinion after such date, BMO Capital Markets reserves the right to change, modify or withdraw the Formal Valuation and Opinion.

The Formal Valuation and Opinion and related analyses have been prepared and provided solely for the use and benefit of the Special Committee and the Board (in their capacities as such) in evaluating the Consideration from a financial point of view and for inclusion in the Circular relating to the Transaction and may not be used or relied upon by any other person without BMO Capital Markets’ express prior written consent. Subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the publication of the Formal

Valuation and Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Circular relating to the Transaction and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States.

BMO Capital Markets makes no recommendation as to how any security holder or any other person should vote or act on any matter relating to the Transaction or a recommendation to the Special Committee or the Board to enter into the Arrangement Agreement or to proceed with the Transaction or a recommendation with respect to any other action the Special Committee, the Board, any security holder or any other party should take in connection with the Transaction or otherwise.

BMO Capital Markets has not assumed any obligation to conduct, and it has not conducted, any physical inspection of the properties or facilities of the Company. Except for the Formal Valuation and Opinion, BMO Capital Markets has not prepared or been furnished with a formal valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) or securities of the Company or any of its affiliates, and the Formal Valuation and Opinion should not be construed as such. BMO Capital Markets has not evaluated the solvency or fair value of the Company, the Offeror or any other entity under any state, federal or provincial laws relating to bankruptcy, insolvency or similar matters. BMO Capital Markets has not been requested to make, and it has not made, an independent evaluation of, and expresses no view or opinion as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting the Company or any other entity and BMO Capital Markets has assumed that any such matters would not be material to or otherwise impact the Formal Valuation and Opinion or BMO Capital Markets’ analyses.

The Formal Valuation is limited to the Fair Market Value (as defined below) of the Shares as of the date hereof (to the extent expressly specified herein) and the Opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein). The Formal Valuation and Opinion do not address the relative merits of the Transaction as compared to any strategic alternatives or other transaction or business strategies that may be available to the Company, nor does BMO Capital Markets express any opinion on the structure, terms or effect of any other aspect of the Transaction or the other transactions contemplated by the Arrangement Agreement. BMO Capital Markets expresses no view or opinion as to the future trading price of the Shares. In addition, BMO Capital Markets does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of the Company, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise.

BMO Capital Markets has based the Formal Valuation and Opinion and related analyses upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Formal Valuation and Opinion. The preparation of a valuation and/or opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

OVERVIEW OF THE COMPANY

The Company overview set forth herein has been obtained from the Company’s public filings or the Company’s management, without independent verification by BMO Capital Markets of (and BMO Capital Markets assumes no responsibility for) the accuracy and completeness thereof.

The Company is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors (GPCR) pathways. The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory, and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology.

The Company’s small molecule development pipeline is currently made up of three development programs. The candidate that the Company has selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage. In addition to these priority development programs, the Company is continuing to explore other development opportunities to add to its pipeline.

Source: Liminal 2022 Annual Report

GPR84 Antagonist Program:

The Company’s most advanced small molecule therapeutic, LMNL6511, is an oral, selective antagonist of the orphan GPCR, GPR84, designed to treat metabolic diseases, inflammation and/or fibrosis in several different therapeutic categories. The Company believes that the GPR84 receptor may be an important biological target in several therapeutic areas by blocking a proinflammatory modulator on immune cells, including macrophages, once inflammation is established. The GPR84 receptor itself, is primarily expressed in immune cells in addition to multiple organ systems such as the liver, lung, and gastrointestinal, or GI, tract. Its expression is upregulated in response to inflammatory stimuli. It therefore provides an attractive therapeutic target in several chronic metabolic, inflammatory and fibrosis driven disease processes. The Company anticipates seeking approval to commence a first-in-human Phase 1 clinical trial of LMNL6511 during the second half of 2023, once the Company successfully completes clinical trial application (CTA) enabling activities.

OXER1 Antagonist Program:

The Company is also developing a selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in inflammation-driven diseases, including skin, respiratory diseases and gastrointestinal diseases such as asthma, allergic rhinitis, chronic obstructive pulmonary disorder, atopic dermatitis, psoriasis and acne. The Company’s OXER1 antagonist discovery program is currently at the preclinical stage. The Company is working towards selecting a lead candidate for further development in Eosinophilic driven diseases in the first half of 2023 and aiming to commence a first-in-human clinical trial in 2024.

GPR40 Agonist Program:

The Company is also developing a GPR40 agonist as a potential therapeutic treatment for type 2 diabetes. Free fatty acid receptor 1, FFAR 1 (also known as G protein coupled receptor 40, or GPR40) is a validated clinical target for the treatment of diabetes, demonstrated by the phase 2/3 trials of the GPR40 agonist, TAK875. However, the development of this compound was terminated due to a low frequency of drug induced liver injury (DILI). The Company believes that small molecule agonists of GPR40 can be designed to minimize the risk of DILI. The Company’s GPR40 agonist program is currently in the discovery phase.

Belleville Facility:

The Company owns a dormant manufacturing facility in Belleville, Ontario, Canada currently held for sale.

Summary of the Company’s Outstanding Securities and Financial Instruments

Common Shares

As at the date hereof, the Company has 3,249,534 Shares outstanding.

Options and Warrants

The following table summarizes the options and warrants to acquire Shares that are outstanding as at the date hereof:

Options:

Number Outstanding	Exercise Price for Stock Options Issued in C$ per Share	Years to Expiry (1)

3,000	$119.90	6.2

12,663	$140.60	6.9

79,171	$152.10	5.9

75	$270.00	6.0

4,950	$360.00	5.9

13	$3,900.00	5.5

382	$7,700.00	5.3

2	$14,000.00	4.4

126	$20,700.00	3.9

Total Awards Outstanding		100,382

Weighted Average Exercise Price per Share		$215.30

Weighted Average Years to Expiry		6.1

Number Outstanding	Exercise Price for Stock Options Issued in US$ per Share	Years to Expiry (1)

44,600	$3.99	9.7

10,000	$4.10	9.5

38,650	$5.40	8.9

16,500	$10.20	8.8

22,200	$21.70	8.3

5,000	$39.30	8.0

5,000	$40.90	8.0

24,000	$42.70	7.4

4,000	$53.40	7.6

2,000	$108.00	7.3

Total Awards Outstanding		171,950

Weighted Average Exercise Price per Share		$17.06

Weighted Average Years to Expiry		8.8

1.	Based on weighted average of remaining contractual life for option tranches.

Warrants:

Number Outstanding	Exercise Price for Warrants Issued in US$ per Share	Years to Expiry (1)

789,472	$55.00	2.3

1.	Based on weighted average of remaining contractual life of warrant tranches.

Summary of the Company’s Cash and Cash Equivalents

As of the date hereof, the Company has cash and cash equivalents of $14.4 million.

Company Historical Financial Information

The following tables summarize the Company’s consolidated operating results and balance sheet items for the fiscal years ended December 31, 2020 to December 31, 2022:

	Years Ended December 31,
	2020	2021	2022
	(C$ Thousands)	(C$ Thousands)	(C$ Thousands)
Royalty Revenue	$572	$565	$401
Rental Revenue	$152	$78	--
Total Revenue	$724	$643	$401

Research and Development Expenses	($14,234)	($18,347)	($15,298)
Administration Expenses	($32,619)	($31,928)	($17,866)
All Other Expenses	($3,101)	$4,687	$3,322
Total Expenses	($49,954)	($45,588)	($29,842)

Net Loss from Continuing Operations Before Taxes	($49,230)	($44,945)	($29,441)

	Years Ended December 31,
	2020	2021	2022
	(C$ Thousands)	(C$ Thousands)	(C$ Thousands)
Assets
Cash & Equivalents	$45,075	$108,490	$37,144
Total Assets	$117,784	$126,053	$50,459

Total Liabilities and Shareholder’s Equity
Total Liabilities(1), (2)	$102,772	$92,172	$14,251

Total Shareholder’s Equity	$15,012	$33,881	$36,208

Total Liabilities and Shareholder’s Equity	$117,784	$126,053	$50,459

1.	A portion of the commitments under the no use CDMO contract are accounted for as a lease liability while the non-lease commitment is accounted for as an onerous contract provision since June 2021.
2.

As part of consideration for the private placement completed on November 3, 2020 in which SALP and another investor participated equally, where the fair value of the warrant liability of the November 2020 warrants was, in thousands, C$11,640, C$1,754 and C$106 as at December 31, 2020, 2021, and 2022, respectively.

Refinancing Litigation

On March 2, 2021, the Company was served with an action (the “Refinancing Litigation”) instituted by multiple individual shareholder plaintiffs (the “Plaintiffs”) against the Company and several co-defendants, including the Offeror, Thomvest, certain current and former directors of the Company and certain officers of the Company (the “Defendants”). The Plaintiffs allege, among other things, that, as part of refinancing transactions undertaken in April 2019, the Defendants (i) undervalued certain products, (ii) reduced certain of their operational activities, (iii) artificially devalued certain assets in order for them to be written off the balance sheet, (iv) conducted their business in a manner that prevented them from obtaining financing from certain parties and (v) never properly disclosed their financial difficulties, the alleged collective result of which was, among other things, that the Offeror and Thomvest were able to take control of the Company to the detriment of the minority shareholders at the time. On November 2, 2021, the Company received service of an amended proceeding.

The Plaintiffs’ request damages of approximately $950 million, approximately $905 million of which is based on the loss of future value of the Company’s Shares. The Company believes the Plaintiffs’ claims are without merit and no provisions for future losses have been recorded in the Company’s consolidated financial statements.

FORMAL VALUATION OF THE SHARES

Definition of Fair Market Value

For purposes of the Formal Valuation, “Fair Market Value” means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

In accordance with the Rule, BMO Capital Markets has made no downward adjustment to the Fair Market Value of the Shares to reflect the liquidity of the Shares, the effect of the Transaction on the Shares, or the fact that the Shares held by Minority Shareholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an en bloc valuation.

Approach to Value

The Formal Valuation is based upon techniques and assumptions that BMO Capital Markets considers appropriate in the circumstances for the purposes of arriving at a range of the Fair Market Value of the Shares. The Fair Market Value of the Shares was analyzed on a going concern basis to account for Company management’s long-term outlook for the Company and the GPR84 antagonist program. The Fair Market Value of the Shares is expressed on a per Share basis in U.S. dollars.

Overview of Valuation Methodologies and Additional Information

BMO Capital Markets considered a number of valuation methodologies, including trading valuation methodologies and informational reference points, which do not assume a change of control transaction and, in accordance with the Rule, as described above, en bloc valuation methodologies. The Fair Market Value range for the Shares is based upon the en bloc valuation methodologies.

Trading valuation methodologies:

i.	analysis of selected public companies;

En-bloc valuation methodologies:

ii.	analysis of selected precedent transactions premia paid;

iii.	analysis of selected precedent transactions;

iv.

sum-of-the-parts approach based on a discounted cash flow analysis for the Company’s GPR84 antagonist program and a selected precedent transactions analysis for the Company’s OXER1 antagonist and GPR40 agonist programs;

Additional informational reference points:

v.	52-week trading range of the Shares; and

vi.	equity research analysts’ target stock prices for the Shares.

Impact of Refinancing Litigation

At the direction of the Company’s management, BMO Capital Markets made no adjustment for potential future losses associated with the Refinancing Litigation.

Trading Valuation Methodologies

Selected public companies analysis

BMO Capital Markets reviewed certain financial information of selected publicly traded biotechnology companies. The selected public companies were chosen by BMO Capital Markets based on BMO Capital Markets’ experience and professional judgment and taking into account, among other factors, that such companies are publicly traded pre-clinical biotechnology companies or other factors that, for purposes of BMO Capital Market’s analysis, may be considered similar to those of the Company. Using publicly available financial information, BMO Capital Markets reviewed the enterprise values of the selected public companies, as summarized below:

Company Name	Enterprise Value (US$mm)

Gain Therapeutics	$38.5

ProMIS Neurosciences	$24.4

Comera Life Sciences Holdings	$16.4

Hillstream BioPharma	$0.3

Xenetic Biosciences	($5.5)

NeuBase Therapeutics	($12.1)

Forte Biosciences	($13.6)

Pasithea Therapeutics(1)	($19.0)

Median:	($2.6)

25th Percentile:	($12.4)

75th Percentile:	$18.4

Source: BioCentury, Capital IQ, FactSet, Public filings.

Note: Market data as of July 11, 2023.

1.	Reflects unaffected date of June 2, 2023, prior to offer from Lucy Scientific Discovery to acquire Pasithea Therapeutics.

While none of the selected public companies reviewed were considered directly comparable to the Company, BMO Capital Markets relied upon its professional judgment in selecting an appropriate enterprise value range for the Company. Based on the above, BMO Capital Markets selected a range of enterprise values of ($10 million) to $20 million for the Company informed by the 25th and 75th percentiles of the selected public companies above, which implies an equity value per Share reference range of $1.36 to $10.42.

En Bloc Valuation Methodologies

Selected precedent transactions analysis – premia paid

BMO Capital Markets performed an analysis of premia paid in selected precedent transactions involving public early-stage biotechnology companies announced between January 2018 and June 2023. The selected precedent transactions were chosen by BMO Capital Markets based on BMO Capital Markets’ experience and professional judgment and taking into account, among other factors, that such transactions involved target companies or other factors that, for purposes of BMO Capital Markets’ analysis, may be considered similar to the Company and the Transaction. Using publicly available information, the premia in such selected precedent transactions were derived by comparing the transaction price per share (excluding any contingent consideration) to the closing price of the target company’s shares one trading day prior to the date on which the trading price of the target company’s shares was perceived to be affected by a potential transaction, as summarized below:

Date				Implied Premium Paid(1)
Announced		Target	Acquiror	One-Day

06/20/23	(2)	DICE Therapeutics	Eli Lilly	41.8%

05/24/23	(2)	Apexigen	Pyxis Oncology	60.1%

04/16/23		Prometheus Biosciences	Merck & Co	75.4%

01/09/23		CinCor Pharma	Astrazeneca	120.7%

11/21/22		Imago BioSciences, Inc.	Merck	106.9%

06/03/22		Turning Point Therapeutics, Inc.	Bristol-Myers Squibb Company	122.5%

04/19/22		Checkmate Pharmaceuticals	Regeneron Pharmaceuticals	335.7%

08/23/21		Trillium Therapeutics	Pfizer	203.8%

08/03/21		Translate Bio	Sanofi	145.3%

02/25/21		Pandion Therapeutics	Merck	134.1%

03/02/20		Forty Seven	Gilead Sciences	64.7%

12/09/19		ArQule	Merck & Co.	106.9%

12/09/19		Synthorx	Sanofi	171.7%

10/16/19		Achillion Pharmaceuticals	Alexion Pharmaceuticals	72.6%

02/21/19		Immune Design	Merck & Co.	312.0%

01/07/19		Loxo Oncology	Eli Lilly	68.0%

01/31/18		Cascadian Therapeutics	Seattle Genetics	69.5%

01/22/18		Juno Therapeutics (Acquired remaining 90%)	Celgene	28.3%

Median:				106.9%

25th Percentile:				68.4%

75th Percentile:				142.5%

Source: Capital IQ, Public filings

1.	Excludes any contingent consideration. One trading day premium relative to the date target company shares are perceived to be affected by a potential transaction.
2.	Pending transaction.

While none of the selected precedent transactions reviewed were considered directly comparable to the Transaction, BMO Capital Markets relied upon its professional judgment in selecting an appropriate premia range for the Company in the context of the Transaction. Based on the above, BMO Capital Markets selected a range of premia of 70% to 140% for the Company informed by the 25th and 75th percentiles of the selected precedent transactions above and the closing price of the Shares of $3.62 per Share on April 4, 2023, the last trading day prior to SALP’s announcement of its initial proposal to acquire all of the outstanding Shares not already owned by SALP or its affiliates (the “Unaffected Date”), which implied an equity value per Share reference range of $6.15 to $8.69.

Selected precedent transactions analysis – transaction values

BMO Capital Markets reviewed certain financial information relating to selected precedent transactions involving pre-clinical biotechnology companies. The selected precedent transactions were chosen by BMO Capital Markets based on BMO Capital Markets’ experience and professional judgment and taking into account, among other factors, that such transactions involved target companies or other factors that, for purposes of BMO Capital Markets’ analysis, may be considered similar to the Company and the Transaction. Using publicly available financial information, BMO Capital Markets reviewed the implied transaction values (excluding any contingent consideration) for the selected precedent transactions, as summarized below:

Date			Transaction Value
Announced	Target	Acquiror	Upfront
			(US$mm)

10/03/22	Villaris Therapeutics	Incyte	$70.0

03/30/21	Rodeo Therapeutics	Amgen	$55.0

05/04/20	Noachis Terra	Oragenics	9.5	(1)

10/22/19	Encycle Therapeutics	Zealand Pharma	-

07/09/19	Spitfire Pharma	Altimmune	$5.0

10/31/18	Inception 4	Ophthotech	5.7	(1)

Median:			$7.6

25th Percentile:			$5.2

75th Percentile:			$43.6

Source: Capital IQ, Public filings

1.	Transaction values reflect net cash.

While none of the selected precedent transactions reviewed were considered directly comparable to the Company, BMO Capital Markets relied upon its professional judgment in selecting an appropriate transaction value range for the Company in the context of the Transaction. Based on the above, BMO Capital Markets selected a range of transaction values of $5 million to $45 million for the Company informed by the 25th and 75th percentiles of the selected precedent transactions above, which implied an equity value per Share reference range of $5.93 to $17.86.

Sum-of-the-parts analysis

BMO Capital Markets considered a sum-of-the-parts analysis based on (i) a discounted cash flow analysis for the Company’s GPR84 antagonist program and corporate research and development and overhead costs (the “Modelled Business”), (ii) an analysis of selected precedent transactions for the Company’s OXER1 antagonist and GPR40 agonist programs (the “Earlier-Stage Programs”), and (iii) the estimated value of the Company’s other assets and liabilities as deemed appropriate.

Discounted cash flow methodology – Modelled Business

BMO Capital Markets performed a discounted cash flow analysis to derive an estimated enterprise value range for the Modelled Business given the relatively advanced stage of development for the GPR84 antagonist program and visibility into corporate research and development and overhead costs. The discounted cash flow analysis reflects the growth prospects and risks inherent in the Modelled Business by taking into account the amount, timing and relative certainty of the estimated unlevered after-tax free cash flows projected by the Company’s management to be generated by the Modelled Business.

A discounted cash flow analysis requires that certain assumptions be made regarding, among other things, future unlevered after-tax free cash flows, discount rates and terminal values. BMO Capital Markets’ discounted cash flow analysis involved discounting to June 30, 2023, both the estimated value of the Modelled Business’ unlevered after-tax free cash flows projected by the Company’s management from July 1, 2023 to December 31, 2045 (the “Forecast Period”) and the terminal value determined as of December 31, 2045 for unlevered after-tax free cash flows after December 31, 2045 (the “Terminal Period”).

The Company’s Financial Forecast

As a basis for the estimated future unlevered after-tax free cash flows, the Company’s management provided to or discussed with BMO Capital Markets a set of assumptions and forecasts for the Forecast Period.

Research and development costs, including clinical trial costs, necessary to commercialize the GPR84 antagonist program were provided by the Company’s management. The Company’s management also provided revenue projections for the GPR84 antagonist program based on potential therapeutic indications for the treatment of non-alcoholic steatohepatitis (“NASH”) or irritable bowel disease (“IBD”) (both ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), as well as the cost of goods sold, sales and market expenses, other operating expenses and working capital required to support the revenue forecast for the GPR84 antagonist program. Given the inherent uncertainty in estimating the efficacy, safety and approval of novel medications, the Company’s management subsequently provided estimates for the probability of the GRP84 antagonist program successfully advancing through each stage of clinical trials for each of the therapeutic indications listed above (with the assumption that, if the GPR84 antagonist program received approval for the treatment of UC, it would be approved for the treatment of CD given both are forms of IBD). The probability of success estimates for each phase of clinical trials were applied by the Company’s management to the applicable research and development costs and the cumulative probability of success for each therapeutic indication was applied to the applicable revenue, cost of goods sold, operating expense and working capital estimates in determining the risk-adjusted operating income estimates for each potential therapeutic indication. The Company’s management applied a 50% probability weighting to each of NASH and IBD (both UC and CD) as becoming the ultimate therapeutic indication of the GPR84 program in developing the estimates for the GPR84 antagonist program included in the Financial Forecast.

The probability of success estimates employed by the Company’s management are summarized below:

	Potential Disease Area

	NASH	IBD (UC)	IBD (CD)

Probability of Success by Clinical Phase	Phase 1 to 2: 61.8% Phase 2 to 3: 45.0% Phase 3 to NDA/BLA: 63.6% NDA/BLA to approval: 87.5%	Phase 1 to 2: 46.7% Phase 2 to 3: 34.2% Phase 3 to NDA/BLA: 57.1% NDA/BLA to approval: 90.1%	Assumes successful approval subsequent to approval for treatment of UC

Cumulative Probability of Success	15.5%	8.3%	8.3%

BMO Capital Markets understands that the probability of success estimates employed by the Company’s management were informed by externally developed benchmarks, including those provided in Clinical Development Success Rates and Contributing Factors 2011-2020, Biotechnology Innovation Organization, Informal Pharma Intelligence, QLS Advisors.

The Company’s management also provided estimates of corporate overhead, capital expenditures and other costs not directly associated with the GPR84 antagonist program that are required to support the Company on a standalone basis, including costs associated with its defense of the Refinancing Litigation. The Financial Forecast also incorporates the accumulation of net operating loss tax assets (“NOLs”) and the utilization of NOLs during periods of profitability, adjusted for the applicable probability of success (as discussed above). The Company’s management advised BMO Capital Markets that the Company had $171 million of NOLs as of June 30, 2023.

The Financial Forecast does not include research and development costs, revenue or income from the Company’s OXER1 antagonist or GPR40 agonist programs in the forecast period or the Terminal Period.

Discount Rates

Unlevered after-tax free cash flows for the Modelled Business, as determined using the Financial Forecast, were discounted based on the estimated weighted average cost of capital (“WACC”) for the Modelled Business. The WACC was calculated using the Company’s cost of equity and assumed no debt in the optimal capital structure for the Modelled Business. The assumed optimal capital structure was determined based on a review of current and historical capital structures of the selected public companies considered for purposes of BMO Capital Markets’ selected public companies analysis (as described above) and the relative risks inherent in the Modelled Business. BMO Capital Markets used a capital asset pricing model (“CAPM”) approach to determine an appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the risk of equity relative to the market (“beta”) and a market equity risk premium. In selecting an appropriate beta range, BMO Capital Markets reviewed a range of betas for the Company and the selected public companies (as described above). The selected beta range of 1.00 to 1.50 was applied in the CAPM approach to calculate the cost of equity. Other assumptions utlized in estimating the cost of equity and the WACC included a nominal risk-free rate of 3.97% estimated from the 10-year U.S. treasury bond yield as of the date hereof, an equity risk premium of 7.17% and a size premium of 4.83% sourced from Kroll Valuation Handbook – Guide to Cost of Capital.

Based on the foregoing, a WACC range of 16.0% to 19.6% was calculated for the Modelled Business. For purposes of the discounted cash flow analysis, BMO Capital Markets selected a discount rate range of 16.0% to 19.5%.

Terminal Value

Terminal enterprise values at the end of the Forecast Period were calculated using the terminal growth rate method. BMO Capital Markets selected terminal decline rates in the range of 20% to 70% and applied these to the terminal year’s unlevered after-tax free cash flows to derive the terminal enterprise value of the Modelled Business. This range was selected taking into account expectations of the Company’s management regarding the potential decline in sales for the GPR84 antagonist program after expiry of the Company’s patent for its indicated therapeutic use and the potential for a significant loss of market share to generic drug manufacturers during the period beyond the Forecast Period.

Summary of Discounted Cash Flow Analysis

The following is a summary of the implied enterprise value reference range for the Modelled Business derived from the discounted cash flow analysis:

US$ Millions	Low	High
Weighted Average Cost of Capital (WACC)	19.5%	16.0%
Terminal Growth Rate	(70.0%)	(20.0%)

Net Present Value
Present Value of Unlevered Free Cash Flows	($6.6)	$52.5
Present Value of Terminal Value	$0.3	$3.5
Implied Enterprise Value	($6.6)	$52.5

Selected precedent transactions analysis – Earlier-Stage Programs

BMO Capital markets performed a selected precedent transactions analysis in order to derive a transaction value range for the Earlier-Stage Programs in the context of the sum-of-the-part analysis. BMO Capital Markets reviewed certain financial information relating to selected precedent transactions involving pre-clinical biotechnology products. The selected precedent transactions were chosen by BMO Capital Markets based on BMO Capital Markets’ experience and professional judgment and taking into account, among other factors, that such transactions involved target products or programs or other factors that, for purposes of BMO Capital Markets’ analysis, may be considered similar to the Earlier-Stage Programs. BMO Capital Markets also recognized that there are likely numerous unobservable situations in which biotechnology products are neither sold nor approved for commercialization in respect of which a transaction value of $0 would be attributed. Using publicly available financial information, BMO Capital Markets reviewed the implied transaction values (excluding any contingent consideration) for these selected precedent transactions, as summarized below:

Date			Transaction Value
Announced	Seller	Acquiror	Upfront
			(US$mm)

11/02/22	Basilea Pharmaceutica	Twentyeight-Seven Therapeutics	$1.0
01/13/22	DeuteRx	Salarius Pharmaceuticals	$13.8
03/17/21	Chemomab Therapeutics	Kestrel Therapeutics	$1.0
04/02/20	Merrimack Pharmaceuticals	Celator Pharmaceuticals	$2.3
09/09/19	Xenon Pharmaceuticals	Flexion Therapeutics	$3.0
01/25/18	Karyopharm	Biogen	$10.0

Median:			$2.6

      Source: BioCentury, FactSet, Public Filings

While none of the selected precedent transactions reviewed were considered directly comparable to the Earlier-Stage Programs, BMO Capital Markets relied upon its professional judgment in selecting an appropriate transaction value range for the Earlier-Stage Products. Based on the above, BMO Capital Markets selected a transaction value reference range of $0 to $3 million for each of the Earlier-Stage Products.

Carrying Value – Belleville Facility

Based on the Company’s public filings, the Company owns a dormant manufacturing facility in Belleville, Ontario, Canada, with a carrying value on the Company’s financial statements of $3.0 million as of December 31, 2022. BMO Capital Markets utilized this carrying value as representative of the estimated value of the Belleville Facility.

Summary of Sum-of-the-Parts Analysis

The following is a summary of the equity value per Share reference range implied by the sum-of-the-parts analysis:

US$ millions, except per share data	Low	High

Company / GPR84 - DCF (Cost of Capital: 16.0% - 19.5% / PG: (20.0%) - (70.0%))(1)	($6.6)	$52.5
OXER1	--	$3.0
GPR40	--	$3.0

Total Indicative Enterprise Value	($6.6)	$58.5

Belleville(2)	$3.0	$3.0

Net Cash(3)	$14.4	$14.4

Total Indicative Equity Value	$10.8	$75.9

Fully Diluted (TSM) Shares O/S (000’s)(4)	3,249.5	3,334.2

Implied Equity Value per Share	$3.34	$22.78

1.	High bookend based on cost of capital of 16.0% and terminal growth rate of (20.0%). Low bookend based on cost of capital of 19.5% and terminal growth rate of (70.0%).
2.	Based on carrying value of Belleville facility as of 31-Dec-22 per Liminal’s Q4 2022 financial statements, adjusted to USD at median of consensus estimates for 2023 USDCAD exchange rate.
3.	Based on Liminal estimated net cash balance as of 11-Jul-23 per Company management.
4.	Based on Liminal estimated fully diluted treasury share method shares outstanding as of 11-Jul-23 per Company management.

Potential Ownership Dilution to Shareholders

Based on the Financial Forecast, a cumulative incremental equity investment of approximately $678 million would be required prior to the Modelled Business generating positive unlevered free cash flows. As such, the implied enterprise value for the Modelled Business derived from the discounted cash flow analysis implicitly assumes that the Shareholders will fund this required equity investment on a proportionate basis in order to retain their proportionate ownership of the Company. BMO Capital Markets performed a sensitivity to the ownership implications for Shareholders of raising this equity investment entirely from external parties at a range of theoretical prices for the Shares. If the equity investment were raised entirely from external parties at a price of $3.62 per Share (the closing price of the Shares on the Unaffected Date), the Shareholders’ ownership of the Company would be reduced to 1.6% and the Minority Shareholders’ ownership of the Company would be reduced to 0.6%. If the equity investment were raised entirely from external parties at a price of $8.50 per Share (equivalent to the Consideration), the Shareholders’ ownership of the Company would be reduced to 4.0% and the Minority Shareholders’ ownership of the Company would be reduced to 1.6%. This suggests that unless the Minority Shareholders’ made a significant incremental equity investment in the Company, they would not participate in the upside potential implied by the high-end of the implied equity value per Share reference range derived from the sum-of-the-parts analysis.

Certain Additional Informational Reference Points

BMO Capital Markets observed certain additional information, considered as part of the Formal Valuation and Opinion for informational reference only, including the following:

52-week trading range of the Shares

BMO Capital Markets reviewed the historical trading prices of the Shares for the 52-week period prior to the Unaffected Date and observed that, over this period, the Shares traded within a range of $3.10 to $9.90 per Share. As of April 4, 2023, the closing price of the Shares was $3.62 per Share.

Equity research analysts’ stock price targets for the Shares

BMO Capital Markets reviewed publicly available research analysts’ stock price targets for the Shares, reflecting such analysts’ estimates of the future public market trading price of the Shares at the time such stock price targets were established, and noted that the two research analysts’ stock price targets that were publicly available immediately prior to the Unaffected Date ranged from $1.20 to $2.00 per Share.

Benefits of Acquiring 100% of Shares

BMO Capital Markets reviewed and considered whether any material value could accrue to a purchaser through the acquisition of 100% of the Shares. BMO Capital Markets considered two scenarios: (i) an acquisition of 100% of the Company by any party via an arm’s-length transaction, and (ii) the Transaction. BMO Capital Markets considered material value that might be derived as a result of: (i) savings of direct costs resulting from the Company no longer being a publicly listed entity; (ii) savings of other corporate expenses, including, but not limited to, senior management, legal, finance, information technology, human resources, sales and marketing; (iii) reduced research and development costs, operating costs and capital expenditures resulting from rationalizing such expenditures between the Company’s operations and the operations of such purchaser; and (iv) the accelerated use of the Company’s NOLs to reduce the taxable income of such purchaser.

Implication of Synergies for the Formal Valuation and Opinion

BMO Capital Markets determined that, both in the case of synergies that could be achieved by any party and in the case of synergies expected to be realized from the Transaction, no additional value should be added to the implied equity value per Share reference ranges derived from the methodologies used to calculate an en bloc Fair Market Value of the Shares. In this regard, BMO Capital Markets noted that such en bloc valuation methodologies incorporate a premium based on the selected precedent transactions or use transaction values based on the selected precedent transactions, which effectively incorporate a change of control premium reflecting an expectation of synergies.

FORMAL VALUATION SUMMARY

The following table summarizes the range of the Fair Market Value of the Shares on an en bloc basis based on the methodologies described above. In arriving at the Fair Market Value of the Shares, BMO Capital Markets did not attribute specific quantitative weight to any particular valuation methodology. BMO Capital Markets made qualitative determinations based upon BMO Capital Markets’ experience and professional judgment and on prevailing circumstances as to the significance and relevance of each valuation methodology.

FORMAL VALUATION CONCLUSION

The following is a summary of the implied Fair Market Value of the Shares resulting from the three en bloc valuation methodologies employed:

	Based on Selected Precedent		Based on Selected Precedent
	Transactions Analysis -		Transactions Analysis -		Based on Sum-of-the-Parts
	Premia Paid		Transaction Values		Analysis
	Low	High	Low	High	Low	High
Implied en bloc equity value per share	$6.15	$8.69	$5.93	$17.86	$3.34	$22.78

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as at July 11, 2023, the Fair Market Value of the Shares, determined on an en bloc basis as required under the Rule, is in the range of $5.00 to $15.00 per Share.

APPROACH TO FAIRNESS

In considering the fairness, from a financial point of view, of the Consideration to be received by the Minority Shareholders pursuant to the Transaction, BMO Capital Markets reviewed, considered and relied upon or carried out, among other things, the following:

●	a comparison of the Consideration offered in the Transaction to the Fair Market Value range of the Shares determined in the Formal Valuation; and

●	such other information, investigations and analysis considered necessary or appropriate in the circumstances.

Comparison of Consideration to Formal Valuation

Under the terms of the Transaction, the Shareholders will receive $8.50 per Share, which is within the range of the Fair Market Value of the Shares as at July 11, 2023, as reflected in the Formal Valuation.

FAIRNESS OPINION CONCLUSION

Based upon and subject to the foregoing, and such other matters considered relevant, BMO Capital Markets is of the opinion that, as at the date hereof, the Consideration to be received by the Minority Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

BMO Nesbitt Burns Inc.

Appendix F

Section 190 of the Canada

Business Corporations Act

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

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(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

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(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

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(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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